As filed with the Securities and Exchange Commission on January 13, 2012

Registration No. 333-177261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CEMPRA HOLDINGS, LLC

(to be converted into Cempra, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	2834	26-2644445
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6340 Quadrangle Drive, Suite 100

Chapel Hill, North Carolina 27517-8149

(919) 313-6601

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Prabhavathi Fernandes, Ph.D.

President and Chief Executive Officer

Cempra Holdings, LLC

6340 Quadrangle Drive, Suite 100

Chapel Hill, North Carolina 27517-8149

Telephone: (919) 313-6601

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Kenneth E. Eheman, Esq. Alexander M. Donaldson, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 (919) 781-4000	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per share	$89,700,000	$10,281(4)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments.

(4)	Of which $9,885 was previously paid on October 10, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Cempra Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company with two operating subsidiaries, Cempra Pharmaceuticals, Inc. and CEM-102 Pharmaceuticals, Inc. Prior to the closing of this offering, Cempra Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Cempra, Inc. As a result of the corporate conversion, the common and preferred shareholders of Cempra Holdings, LLC will become holders of common stock of Cempra, Inc. Holders of options and warrants to purchase common or preferred shares of Cempra Holdings, LLC will become holders of options to purchase shares of common stock of Cempra, Inc. Also as a result of the corporate conversion, outstanding notes that are convertible into preferred shares of Cempra Holdings, LLC will convert into shares of common stock of Cempra, Inc. and the warrants associated with those convertible notes that are exercisable for preferred shares of Cempra Holdings, LLC will become exercisable for shares of common stock of Cempra, Inc. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Cempra Holdings, LLC and its subsidiaries and do not give effect to the corporate conversion.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2012

PROSPECTUS

6,000,000 Shares

Common Stock

$         per share

We are offering 6,000,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is expected to be between $11.00 and $13.00 per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “CEMP.”

The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotments of shares.

Certain of our existing securities holders and/or entities affiliated with one or more of our directors have indicated an interest in purchasing up to an aggregate of approximately $20.0 million, or 1,666,667 shares (based on the assumed initial public offering price of $12.00, which is the mid-point of the price range set forth on this cover page). The underwriters will receive an underwriting discount of $         per share on any sales of shares to such securities holders or entities.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Total	$	$

Delivery of the shares of common stock will be made on or about                     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel	Leerink Swann	Cowen and Company

Needham & Company, LLC

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until                     , 2012 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Information contained in our web site does not constitute part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Cempra,” “Cempra Holdings,” “we,” “us,” “our,” “our company” and “our business” refer, prior to the corporate conversion discussed herein, to Cempra Holdings, LLC, and after the corporate conversion to Cempra, Inc.

Cempra™ is our trade name, the Cempra logo is our trademark and Taksta® is our registered trademark. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and the financial statements and related notes included in this prospectus.

Prior to the closing of this offering, we will complete a corporate conversion pursuant to which Cempra, Inc. will succeed to the business of Cempra Holdings, LLC and its consolidated subsidiaries and the shareholders of Cempra Holdings, LLC will become stockholders of Cempra, Inc. In this prospectus, we refer to this transaction as the “corporate conversion.”

Overview

Our Company

We are a clinical-stage pharmaceutical company focused on developing antibiotics to meet critical medical needs in the treatment of bacterial infectious diseases, particularly respiratory tract infections and chronic and acute staphylococcal infections. Our lead program is CEM-101, which we are developing in both oral and intravenous, or IV, formulations initially for the treatment of community-acquired bacterial pneumonia, or CABP, which is one of the most serious infections of the respiratory tract. We recently completed a successful Phase 2 clinical trial in which the oral formulation of CEM-101 demonstrated comparable efficacy to the current standard of care, levofloxacin (commonly marketed as LevaquinTM), with a favorable safety and tolerability profile. We expect to initiate a pivotal Phase 3 trial for oral CEM-101 in 2012, which will be designed to serve as the basis for our planned new drug application, or NDA. Our second program is Taksta, which we are developing in the U.S. as an oral treatment for bacterial infections caused by Staphylococcus aureus, or S. aureus, including methicillin-resistant S. aureus, or MRSA, such as prosthetic joint infections and acute bacterial skin and skin structure infections, or ABSSSI. Taksta has successfully completed a Phase 2 clinical trial in patients with ABSSSI, demonstrating a favorable safety and tolerability profile and comparable efficacy to linezolid (sold under the brand name Zyvox®), the only oral antibiotic for treatment of MRSA approved by the U.S. Food and Drug Administration, or FDA. In 2012, we expect to initiate a Phase 2 trial with Taksta in patients with prosthetic joint infections, which often are caused by MRSA. We have global rights (other than in certain Southeast Asian countries) to CEM-101 and are developing Taksta for the U.S. market.

According to Datamonitor, $19.6 billion was spent on antibiotics in 2009 in the U.S., Japan, and the five major European markets (the U.K., Germany, France, Italy and Spain) of which $10.2 billion was spent in the U.S. There are numerous classes of antibiotics, each having a different mechanism of action and resulting spectrum of activity. According to IMS Health, macrolides, the class of antibiotics to which CEM-101 belongs, generated global sales of $4.8 billion in 2009. Antibiotics for MRSA, which is the target market for Taksta, generated U.S. sales of $1.8 billion in 2010, according to IMS Health. Despite the many antibiotics available and the size of the market for antibiotics, we believe that there continues to be a need for new antibiotics for several reasons. First, the effectiveness of many antibiotics has declined worldwide due to bacterial resistance to the currently available antibiotics. The World Health Organization stated in 2010 that antibiotic resistance is one of the three greatest threats to human health, and the Centers for Disease Control and Prevention estimates that more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them. Second, many existing antibiotics have known side effects that limit their use. Third, some antibiotics do not adequately fight all of the types of bacteria that could be involved in a particular disease. Finally, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer, often requiring IV treatment in the hospital. The clinical data we have generated suggest that CEM-101 and Taksta address each of these challenges. As a result, we believe CEM-101 and Taksta have the potential to be important products in the antibiotics market.

CEM-101 (Solithromycin): A Novel Oral and IV Macrolide for CABP

CEM-101 is a novel next generation macrolide that we are developing in oral and IV formulations for respiratory tract infections, including CABP, which is one of the most serious infectious diseases of the respiratory tract. Historically, macrolides, such as azithromycin (commonly marketed as Zithromax® and Z-PAK®), have been among the most regularly prescribed drugs for respiratory tract infections. According to IMS Health, 52 million prescriptions were written for azithromycin in the U.S. in 2010. Prescription data from IMS Health and AMR Research suggest that 67% of azithromycin prescriptions filled outside the hospital and over 84% of azithromycin prescriptions filled inside the hospital, are for respiratory tract infections. However, the effectiveness of azithromycin and earlier generation macrolides has declined due to increased incidence of bacterial resistance. It is estimated that in the U.S., 30% of pneumococci, the primary pathogen involved in respiratory tract infections, are resistant to azithromycin and other macrolides. Our clinical and pre-clinical data demonstrate that CEM-101 addresses the same pathogens as earlier generation macrolides with activity against resistant strains, while generally being more potent against these pathogens and having a lower incidence of resistance development. We believe there is a significant market opportunity for a new macrolide that is effective against resistant bacteria, retains the traditional safety and anti-inflammatory properties of macrolides and is available in oral and IV formulations. If approved by the FDA, CEM-101 would be the first macrolide approved with both IV and oral formulations since azithromycin was approved 20 years ago.

Our Phase 1 and Phase 2 clinical trials and pre-clinical studies to date have shown that CEM-101 has the following attributes:

•

A favorable safety and tolerability profile: CEM-101 has been tested in over 220 subjects in our Phase 1 and 2 clinical trials and has demonstrated favorable safety and tolerability. In our recent Phase 2 trial, patients treated with CEM-101 had fewer treatment emergent adverse events than patients treated with levofloxacin, a fluoroquinolone which is the current standard of care.

•

Comparable efficacy to the current standard of care: In a recently completed Phase 2 trial in 132 CABP patients comparing the oral formulation of CEM-101 to levofloxacin, CEM-101 successfully demonstrated efficacy comparable to levofloxacin.

•

Potent activity against a broad range of bacteria with excellent tissue distribution and intracellular activity: In pre-clinical studies, CEM-101 was shown to be generally eight to 16 times more potent against respiratory tract bacteria in vitro than azithromycin and demonstrated activity against bacterial strains that have become resistant to older generations of macrolides and other classes of antibiotics. As a result of its potency and spectrum of activity, we believe that CEM-101 could eventually be used as a monotherapy for the treatment of CABP.

•

Lower incidence of resistance development: CEM-101 has a unique structure that binds to bacterial ribosomes in three sites while earlier generation macrolides only have one or two binding sites. Therefore, bacteria must mutate at three sites on the ribosome to become resistant to CEM-101. To date, we have seen no resistance to CEM-101 in our clinical trials, and the incidence of resistance was rare in our pre-clinical studies.

•

Potential for IV, oral and suspension formulations: We are developing both oral and IV formulations to allow patients with severe CABP to be treated in both hospital and out-patient settings. Providing both the IV and oral formulations will enable physicians to initiate treatment of patients in a hospital setting with an IV formulation and then switch them to an oral formulation of the same medication to complete the course of treatment on an out-patient basis, known as IV-to-oral step-down therapy. We believe this would be more convenient and cost-effective for patients and provide pharmacoeconomic advantages to health care systems. We intend to develop a suspension formulation for treating bacterial infections in the pediatric population.

•

Anti-inflammatory qualities to help patients feel better earlier during treatment: In addition to their antibacterial effects, macrolides also have anti-inflammatory properties which help patients feel better earlier. Our pre-clinical data suggest that CEM-101 could have significantly greater anti-inflammatory properties than azithromycin and clarithromycin, the market-leading FDA-approved macrolides.

We are currently planning our pivotal trial program, which we believe will require three Phase 3 trials, including one trial with oral CEM-101 and two trials with IV CEM-101 stepping down to oral CEM-101. All of these trials will be randomized, double-blinded studies conducted against a comparator drug agreed upon with the FDA, for which we will have to show non-inferiority from an efficacy perspective and acceptable safety and tolerability. The FDA has recently proposed clarifying the guidance for the clinical development of therapies for the treatment of CABP. We have designed our Phase 3 trials to meet these new guidelines. We are planning to finalize our proposed pivotal trial program with the FDA at our end of Phase 2 meeting for oral CEM-101, which we expect will occur in the second quarter of 2012. After completing our end of Phase 2 meeting, we expect to begin the Phase 3 trial with oral CEM-101 in the second half of 2012. We are currently conducting a Phase 1 trial for the IV formulation of CEM-101, which we expect to complete in the third quarter of 2012. We anticipate that the next trial for the IV formulation of CEM-101 will be a Phase 3 IV-to-oral trial. In addition, we also plan to initiate a small Phase 2 trial of oral CEM-101 in patients with bacterial urethritis in 2012.

Taksta: An Oral Therapy for S. aureus, including MRSA, in prosthetic joint infections and ABSSSI

Taksta is an oral therapy that we are developing in the U.S. for the treatment of chronic and acute staphylococcal infections caused by S. aureus, including MRSA, such as prosthetic joint infections and ABSSSI. Taksta is a novel and proprietary oral dosing regimen of fusidic acid, which is an antibiotic that has been approved and sold for several decades in Europe and other countries outside the U.S. and has a long-established safety and efficacy profile, but has never been approved in the U.S. We believe Taksta has the potential to be used in hospital and community settings on both a short-term and chronic basis. Since prosthetic joint infections and ABSSSI are primarily treated with a combination of IV and oral drugs, we believe that Taksta would enable out-patient treatment of many patients who would otherwise require hospitalization, which would provide pharmacoeconomic advantages to health care systems, be well received by doctors and be more convenient for patients. Based on its safety profile, the established use of fusidic acid outside the U.S. as a treatment for chronic infections and the lack of effective oral antibiotics that can be taken for long periods of time, we believe that there is a significant market opportunity for Taksta among patients requiring long-term antibiotic treatment, such as patients with prosthetic joint infections. We have filed a patent application for our proprietary loading dose regimen. In addition, Taksta is eligible for market exclusivity under the Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act. If approved for prosthetic joint infections, Taksta could be eligible for orphan drug status in the U.S., which would provide seven years of exclusivity.

According to a survey of physicians conducted by Decision Resources, MRSA is the most important pathogen of concern in patients with osteomyelitis, or bone infection, and prosthetic joint infection. These infections often begin with skin infections where bacteria enter the bloodstream through breaks in the skin or mucous membrane that occur as a result of a wound or due to a surgical, medical or dental procedure. According to the Infectious Diseases Society of America, or IDSA, MRSA infections account for approximately 60% of skin infections seen in U.S. emergency rooms. Among the most common current treatments for osteomyelitis, prosthetic joint infections and ABSSSI with MRSA are vancomycin (available as a generic) and daptomycin (sold under the brand name Cubicin®), both of which are available only as IV formulations. Linezolid is available in both IV and oral formulations, is a treatment for S. aureus and is the only oral antibiotic approved by the FDA for MRSA. Linezolid is also prescribed for osteomyelitis, prosthetic joint infections and ABSSSI with MRSA. Linezolid, however, has significant side effects and its use requires additional monitoring in certain patient populations, including patients who are on serotonergic drugs such as selective serotonin reuptake inhibitors, or SSRIs (such as Prozac®, Paxil® and Zoloft®). According to IMS Health and public pharmaceutical company filings, in 2010 linezolid, vancomycin and daptomycin generated an aggregate of over 900,000 prescriptions and aggregate sales of $1.8 billion in the U.S.

Our Phase 1 and Phase 2 clinical trials and pre-clinical studies to date, as well as historical data from outside the U.S., have shown that Taksta has the following attributes:

•

An established safety profile outside the U.S.: Fusidic acid has been approved and used in certain countries in Europe and other countries outside the U.S. for many years, including in some countries for as many as 40 years, both for short-term use in complicated skin infections as well as for use in other types of infections requiring long-term therapy, including prosthetic joint infections and osteomyelitis.

•

Comparable efficacy to the only FDA-approved oral treatment for MRSA: In a recently completed Phase 2 trial in 155 ABSSSI patients comparing Taksta to linezolid, Taksta successfully demonstrated efficacy comparable to linezolid and confirmed its effectiveness against S. aureus, including MRSA. MRSA has been identified by physicians as the most important pathogen of concern in patients with osteomyelitis and prosthetic joint infection. We have also conducted in vitro tests of Taksta’s activity against thousands of strains of S. aureus found in the U.S. and our data show that virtually all of the strains tested (99.6%) are susceptible to Taksta.

•

Ability to be used orally as a treatment for all types of S. aureus, including MRSA: We believe, based on our clinical studies and historical data on fusidic acid, that Taksta has the potential to be a safe and effective oral treatment for prosthetic joint infections and ABSSSI caused by MRSA. We believe Taksta would enable physicians to treat patients not otherwise needing hospitalization on an out-patient basis, thereby reducing costs and avoiding the unnecessary introduction of resistant bacteria into the hospital setting. Linezolid is the only oral drug currently approved for use against MRSA; however, its use is associated with serious side effects and is not recommended for certain patient populations without additional monitoring.

•

Lower frequency of resistance development due to our loading dose regimen: Our studies have shown that our proprietary loading dose regimen, which delivers a dose of Taksta on the first day of treatment that is higher than on all subsequent days, minimizes the development of resistance to Taksta by increasing the amount of drug initially delivered to the bacteria.

•

Potential to be used in patient populations not well served by current treatments: Due to its established safety and tolerability profile outside the U.S., we believe Taksta could also be used for patients that are anemic, as well as patients on serotonergic drugs, such as SSRIs, who could be treated with an oral antibiotic, but for whom linezolid may not be a convenient treatment option due to additional monitoring requirements. In addition, chronic staphylococcal infections require long-term therapy. Linezolid is not recommended to be used for longer than 14 days without additional monitoring because of the increased possibility of side effects, limiting its use in long-term or chronic treatment. Long-term use of vancomycin or daptomycin also poses safety concerns and is impractical because these treatments are only available in IV formulations. We believe Taksta could fulfill the need for a safe, long-term oral therapy to treat chronic infections such as prosthetic joint infections and osteomyelitis.

We have successfully completed a Phase 2 clinical trial with Taksta in ABSSSI patients. In this trial, the Taksta loading dose regimen demonstrated efficacy, safety and tolerability that was comparable to linezolid. We expect to initiate a Phase 2 trial in patients with prosthetic joint infections in the fourth quarter of 2012.

Platform and Pre-Clinical Programs

Our earlier-stage programs include the development of CEM-101 and Taksta for other uses, as well as the development of newly discovered compounds as antibiotics and for the treatment of other diseases. Given the spectrum, potency and resistance profile of CEM-101, we plan to initiate a small open-label Phase 2 trial for oral CEM-101 as a treatment for bacterial urethritis in early 2012. In the future we may pursue secondary indications for CEM-101 to treat other respiratory tract infections such as pharyngitis, sinusitis and chronic bronchitis, as well as other infectious diseases such as otitis media (middle ear infection), Helicobacter gastritis, malaria, tuberculosis, eye infections, infections in cystic fibrosis, or CF, patients and chronic obstructive pulmonary disease, or COPD. The successful use of fusidic acid outside of the U.S. leads us to believe that Taksta could be used to treat other chronic infections such as osteomyelitis and infections related to CF, all of which tend to require long-term or chronic treatment. In addition to CEM-101 and Taksta, we have a library of over 500 macrolide compounds, which, when combined with our chemistry expertise, provides us with a platform for developing future product candidates. Our management has extensive experience in developing antibiotics and some members have been part of leadership teams that have successfully taken one or more antibiotics to FDA approval.

Commercialization Strategy

We plan to develop both CEM-101 and Taksta through late-stage clinical studies and, upon approval, either sell them directly through our own sales force or through partnerships with larger pharmaceutical companies. We believe the sale of both CEM-101 and Taksta will be maximized by having both a hospital-based sales force and a primary care sales force. We believe we could build a sales force to sell both products directly to the hospital market. A larger pharmaceutical company with an established commercial organization may be better positioned to maximize sales in the primary care market. Therefore, we may seek to partner with a larger pharmaceutical company and retain either promotion or co-promotion rights in certain markets, such as the hospital market. We believe CEM-101 represents an attractive commercial opportunity outside the U.S. and we plan to seek commercial partners in selected regions as appropriate. In the future, we may conduct the necessary trials and activities to establish the utility of CEM-101 for a broader variety of respiratory infections and Taksta for ABSSSI and osteomyelitis.

Risks Associated with Our Business

We are a clinical stage company with no approved products, and no historical revenues, which makes it difficult to assess our future viability. As of September 30, 2011, we had an accumulated deficit of approximately $93.0 million and our independent registered public accounting firm, in their audit report related to our financial statements for the three years ended December 31, 2010, included in this prospectus, expressed substantial doubt about our ability to continue as a going concern. In addition to our history of operating losses, our business, financial condition, results of operations and prospects are subject to a number of risks and uncertainties. These risks and uncertainties are discussed more fully in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in deciding whether to invest in our common stock. Among these important risks and uncertainties that could adversely affect our business, financial condition, results of operations and prospects are the following:

•

We are heavily dependent on the success of CEM-101 and Taksta, which are still under clinical development, and we cannot give any assurance that such product candidates will receive regulatory approval, which is necessary before they can be commercialized.

•

The FDA and foreign regulatory approval process is lengthy, time consuming and inherently unpredictable and if we are ultimately unable to obtain regulatory approval for CEM-101 or Taksta, our business will be substantially harmed. The number of patients in our Phase 2 trials for CEM-101 and Taksta were small and, consequently, our results were not powered to show, and did not show, statistical non-inferiority. Results of earlier studies and trials may not be predictive of future trial results.

•

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of CEM-101 or Taksta or any of our future product candidates, and, even if our product candidates ultimately obtain FDA approval, adverse effects discovered after approval could adversely affect the market for such products.

•	If we fail to obtain additional financing, we may not be able to complete the development and commercialization of CEM-101 or Taksta.

•

We rely on third parties to conduct our clinical trials and to manufacture and supply us with CEM-101 and Taksta. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining, or may ultimately not be able to obtain, regulatory approval for, or commercialize, CEM-101, Taksta or any other product candidates.

•	We currently have no marketing and sales organization and have no experience as a company in marketing drug products. If we are unable to establish our own marketing and sales capabilities, or enter into agreements with third parties, to market and sell our products after they are approved, we may not be able to generate product revenues.

•

The commercial success of CEM-101, Taksta and any other product candidates that we develop, if approved in the future, will depend upon attaining significant market acceptance of these products among physicians and payors.

•	If approved, CEM-101 and Taksta will face significant competition from branded and generic antibiotics and our operating results will suffer if we fail to compete effectively.

•

Our ability to pursue the development and commercialization of CEM-101 depends upon the continuation of our license from Optimer Pharmaceuticals, Inc., or Optimer. Optimer may terminate the agreement in the event of our material breach, including the non-payment of a milestone payment. Termination of the agreement would seriously harm our ability to generate revenues or achieve profitability.

•

If our efforts to protect the proprietary nature of the intellectual property related to CEM-101, Taksta, and our other product candidates are not adequate, we may not be able to compete effectively in our market.

•	Other factors identified elsewhere in this prospectus, including those set forth under “Risk Factors”.

Corporate Conversion

We currently operate as a limited liability company, under the name Cempra Holdings, LLC, with two subsidiaries, Cempra Pharmaceuticals, Inc. and CEM-102 Pharmaceuticals, Inc. Other than the stock in these subsidiaries, Cempra Holdings, LLC holds no material assets. Prior to the closing of this offering, Cempra Holdings, LLC will convert from a Delaware limited liability company to a Delaware corporation and be renamed Cempra, Inc. As a result of the corporate conversion, the holders of common shares of Cempra Holdings, LLC will become holders of shares of common stock of Cempra, Inc. and the holders of preferred shares of Cempra Holdings, LLC will become holders of shares of common stock of Cempra, Inc. Holders of options to purchase common shares of Cempra Holdings, LLC will become holders of options to purchase shares of common stock of Cempra, Inc. Holders of notes convertible into preferred shares of Cempra Holdings, LLC and associated warrants exercisable for preferred shares of Cempra Holdings, LLC will become holders of shares of common stock and warrants to purchase shares of common stock of Cempra, Inc.

The purpose of the corporate conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see “Corporate Conversion.” References in this prospectus to our capitalization and other matters pertaining to our equity and shares relate to the capitalization and equity and shares of Cempra Holdings, LLC.

Reverse Stock Split

Immediately prior to the corporate conversion, we will effect a 1-for-9.5 reverse stock split of all of our common and preferred shares. The ratio for the reverse stock split was determined by our Board of Directors. The purpose of the reverse stock split is to ensure that the price per share of our common stock offered in this offering will be within the $11.00 to $13.00 price range set forth on the cover page of this prospectus. The reverse stock split has been approved by the holders of our common and preferred shares. All share and per share amounts referred to in this prospectus have been adjusted to reflect the effect of the 1-for-9.5 reverse stock split.

Recent Developments

On December 20, 2011 we entered into a $20.0 million loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, and borrowed $10.0 million upon closing. We may borrow the remaining $10.0 million after we raise $40.0 million in an equity offering, including this offering, or strategic partnering transaction. We will be required to make interest only payments through December 2012, which can be extended to March 2013 or June 2013 upon satisfaction of certain conditions. Principal and interest payments will start after December 2012 or any later extended date. The principal balance outstanding on the loan agreement and all accrued but unpaid interest thereunder will be due and payable on December 1, 2015. We granted Hercules a security interest in all of our assets, except for our intellectual property. Our obligations to Hercules include restrictions on borrowing, asset transfers, mergers and acquisitions and distributions to stockholders. In addition, at the time that the loan is due, whether at maturity or on default, or prepaid, we must pay Hercules a fee of $400,000.

In connection with the loan agreement, we issued a warrant to Hercules, or the Hercules warrant. Assuming the completion of this offering by June 30, 2012, Hercules has the right to purchase up to 39,038 shares of our common stock at an exercise price of $10.25 per share. If we draw the remaining $10.0 million, Hercules will have the right to purchase up to 39,038 additional shares at an exercise price of $10.25 per share. The warrant will expire on the earlier of (i) December 20, 2021 or (ii) the consummation of a merger in which the holders of our Class C preferred shares receive cash or cash equivalents in such transaction with an aggregate value per share of Class C preferred shares which is greater than two times the warrant’s exercise price.

For a more detailed description of the Hercules loan and the Hercules Warrant, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Corporate Information

We were formed as Cempra Holdings, LLC, a limited liability company under the laws of the State of Delaware, on May 16, 2008. Cempra Holdings, LLC was formed in connection with a reorganization whereby the stockholders of Cempra Pharmaceuticals, Inc., a corporation formed under the laws of the State of Delaware on November 18, 2005, exchanged their shares of Cempra Pharmaceuticals, Inc. stock for shares of Cempra Holdings, LLC, pursuant to a merger of a subsidiary of Cempra Holdings LLC with and into Cempra Pharmaceuticals, Inc., as a result of which Cempra Pharmaceuticals, Inc. became a wholly-owned subsidiary of Cempra Holdings, LLC. Prior to the closing of this offering, we will complete a corporate conversion pursuant to which Cempra, Inc. will succeed to the business of Cempra Holdings, LLC and its consolidated subsidiaries and the shareholders of Cempra Holdings, LLC will become stockholders of Cempra, Inc.

Our primary executive offices are located at 6340 Quadrangle Drive, Suite 100, Chapel Hill, NC 27517-8149, and our telephone number is (919) 313-6601. Our website address is http://www.cempra.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	6,000,000 shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to 900,000 additional shares of common stock.

Common stock to be outstanding after this offering	15,667,620 shares

Use of proceeds	We intend to use the net proceeds from this offering to fund clinical trials and other research and development activities for CEM-101 and Taksta and for working capital and other general corporate purposes. See “Use of Proceeds” on page 38.

Proposed NASDAQ Global Market symbol	“CEMP”

Risk factors	You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Certain of our existing securities holders and/or entities affiliated with one or more of our directors have indicated an interest in purchasing up to an aggregate of approximately $20.0 million, or 1,666,667 shares (based on the assumed initial public offering price of $12.00, which is the mid-point of the price range set forth on the cover page of this prospectus). The underwriters will receive an underwriting discount of $         per share on any sales of shares to such securities holders or entities.

Unless otherwise noted, the information in this prospectus assumes:

•

the conversion of Cempra Holdings, LLC from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering and the conversion of (i) 533,839 common shares of Cempra Holdings, LLC into an aggregate of 533,839 shares of our common stock and (ii) 7,591,057 preferred shares of Cempra Holdings, LLC and all declared and unpaid yield thereon (as of September 30, 2011) into an aggregate of 8,710,633 shares of our common stock, based on the assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurred on September 30, 2011;

•

the issuance of an aggregate of 423,148 shares of our common stock upon the automatic conversion of $5.0 million in principal amount, plus $77,778 accrued interest thereon (as of September 30, 2011), of our unsecured convertible promissory notes issued in August 2011, or the August 2011 Notes, which will occur upon the completion of this offering, based on the assumed initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurred on September 30, 2011;

•	a 1-for-9.5 reverse stock split of our common and preferred shares to be effected prior to the corporate conversion and the closing of this offering; and
•	no exercise of the underwriters’ over-allotment option.

The number of shares of common stock to be outstanding after this offering is based on 533,839 shares of common stock outstanding as of September 30, 2011, and excludes:

•

726,715 shares of common stock issuable upon the exercise of outstanding options under our Sixth Amended and Restated 2006 Stock Plan, or the 2006 Plan, as of September 30, 2011, having a weighted average exercise price of $2.00 per share;

•	1,526,316 shares of common stock to be reserved for future issuance under our 2011 Equity Incentive Plan, or the 2011 Plan, which will become effective upon the corporate conversion;
•	104,167 shares of common stock issuable upon the exercise of the outstanding preferred share purchase warrants, or the August 2011 Warrants, as of September 30, 2011, having an exercise price of $12.00 per share (the number of shares and exercise price of which will be established automatically upon the closing of this offering); and
•

up to an aggregate of 39,038 shares of common stock issuable upon the exercise of the Hercules Warrant we issued in December 2011, having an exercise price per share equal to $10.25, assuming we complete this offering before our next round of equity financing.

The pro forma numbers of shares of our common stock shown in this prospectus to give effect to the corporate conversion include declared and unpaid yield of $12,478,798 on our outstanding preferred shares as of September 30, 2011 and accrued interest of $77,778 on the August 2011 Notes as of September 30, 2011. For the three-month period from October 1, 2011 to December 31, 2011, the declared and unpaid yield on our outstanding preferred shares was $920,000 and the accrued interest on the August 2011 Notes was $125,000.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA

The following table summarizes our condensed consolidated financial data. We have derived the following summary of our condensed consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. The condensed consolidated statement of operations data for the nine months ended September 30, 2010 and 2011 and condensed consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary to fairly state our financial position as of September 30, 2011 and consolidated results of operations for the nine months ended September 30, 2010 and 2011. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our condensed consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(in thousands except share and per share data)
Condensed Consolidated Statement of Operations Data:
Total revenue	$-	$-	$-	$-	$-
Operating expenses:
Research and development	12,343	13,674	15,475	11,637	15,414
General and administrative	2,931	3,027	3,198	2,485	2,650

Total operating expenses	15,274	16,701	18,673	14,122	18,064

Loss from operations	(15,274)	(16,701)	(18,673)	(14,122)	(18,064)

Other income (expense), net	372	(1,911)	(1,002)	(1,492)	(290)

Net loss	(14,902)	(18,612)	(19,675)	(15,614)	(18,354)
Accretion of redeemable convertible preferred shares	(2,538)	(2,291)	(3,238)	(2,297)	(2,822)

Net loss attributable to common shareholders	$(17,440)	$(20,903)	$(22,913)	$(17,911)	$(21,176)

Basic and diluted loss per share(1)	$(35.98)	$(42.57)	$(46.60)	$(36.46)	$(40.49)

Shares used in computation of basic and diluted loss per share	484,724	491,077	491,722	491,235	522,943

Pro forma net loss per share - basic and diluted (unaudited)			$(2.36)		$(1.90)

Pro forma shares used in computation of basic and diluted loss per share (unaudited)			8,336,516		9,856,724

	As of September 30, 2011
	Actual	Pro Forma(1)		Pro Forma, As Adjusted(2)
	(Unaudited)
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and equivalents	$8,972	$8,972	(3)	$75,232
Working capital	480	5,648		71,909
Total assets	9,571	9,571		75,831
Total debt	5,168	-	(3)	-
Total shareholders’ equity (deficit)	(92,986)	(92,986)		72,016

(1)	The September 30, 2011 pro forma consolidated balance sheet data reflects our conversion to a corporation in which (i) an aggregate of 533,839 common shares will convert into an aggregate of 533,839 shares of our common stock, (ii) an aggregate of 7,591,057 preferred shares (including all declared and unpaid yield thereon) (as of September 30, 2011) will convert into an aggregate of 8,710,633 shares of our common stock, based on the assumed initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and (iii) all outstanding principal and accrued interest (as of September 30, 2011) on the August 2011 Notes will convert into an aggregate of 423,148 shares of our common stock at a per share purchase price equal to the assumed initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), assuming the conversion occurred on September 30, 2011, in each case as if they had occurred at the beginning of the period presented with respect to the consolidated statements of operations data and as of the balance sheet date with respect to balance sheet data.

(2)	The September 30, 2011 pro forma as adjusted consolidated balance sheet additionally reflects the sale of 6,000,000 shares of our common stock in this offering, assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	On December 20, 2011, we borrowed $10.0 million under the Hercules loan agreement, which is not reflected in this table.

RISK FACTORS

Investing in our common stock includes a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to our Business

We are heavily dependent on the success of CEM-101 and Taksta, which are still under clinical development. The FDA and foreign regulatory approval process is lengthy, time consuming and inherently unpredictable and if we are ultimately unable to obtain regulatory approval for CEM-101 or Taksta our business will be substantially harmed.

We have no products that have been approved for sale. Our near-term prospects are substantially dependent on our ability to develop and commercialize CEM-101 and Taksta. We cannot commercialize, market or sell either product in the U.S. without FDA approval. FDA approval, if received, is several years away at least. To commercialize CEM-101 outside of the U.S., we would need applicable foreign regulatory approval. The clinical development of CEM-101 and Taksta is susceptible to the risk of failure inherent in any stage of drug development, including failure to achieve efficacy across a broad population of patients, the occurrence of severe adverse events and the FDA or any applicable foreign regulatory authority determining that a drug product is not approvable.

The process required to obtain approval for commercialization from the FDA and similar foreign authorities is unpredictable, and typically takes many years following the commencement of clinical trials depending on numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to obtain regulatory approval may change during the course of a product’s clinical development. We may fail to obtain regulatory approval for CEM-101, Taksta or any other product candidates for many reasons, including the following:

•	we may not be able to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;
•

the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, and/or the FDA may require additional, expensive trials;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may not be able to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•

we may not be able to demonstrate that a product candidate is non-inferior or superior to the current standard of care, future competitive therapies in development, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

•

the data collected from clinical trials of any product candidates that we develop may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;
•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;
•	the FDA or comparable foreign regulatory authorities may not accept data generated at our clinical trial sites;
•	the FDA or comparable foreign regulatory authorities may fail to approve the clinical practices of the third party clinical research organizations, or CROs, we use for clinical trials; and
•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators enter into agreements for clinical and commercial supplies.

This lengthy approval process as well as the unpredictability of future clinical trial results may prevent us from obtaining regulatory approval to market CEM-101, Taksta or any future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive, can take many years to complete and its outcome is highly uncertain. Failure can occur at any time during the clinical trial process due to inadequate performance of a drug or inadequate adherence by patients or investigators to clinical trial protocols. Pursuant to FDA guidelines, new drugs must show non-inferiority or superiority to existing approved treatments. We have conducted our CEM-101 for CABP and Taksta for ABSSSI clinical trials pursuant to proposed guidelines published by the FDA for drugs being developed for the treatment of CABP and ABSSSI, respectively. To date, those clinical trials demonstrate CEM-101 and Taksta are comparable to current standards of care. However, because the numbers of patients in our Phase 2 trial for the oral formulation of CEM-101 and our Phase 2 trial for Taksta for ABSSSI were small, our results were not powered to show, and did not show, statistical non-inferiority. If in later clinical trials CEM-101 or Taksta fails to demonstrate safety and/or superiority or non-inferiority according to FDA guidelines, the FDA will not approve that product candidate and we would not be able to commercialize it, which will have a material adverse effect on our business, financial condition, results of operations and prospects.

Our planned Phase 3 trials for CEM-101 may be more expensive and time consuming than we currently expect. FDA regulations require two Phase 3 trials for any drug for which an NDA is submitted. We believe that we will only need to conduct one Phase 3 trial for oral CEM-101 because of the overlapping nature of that trial and our two planned Phase 3 IV-to-oral trials, which should provide the necessary data to support our planned NDA and satisfy the FDA requirement. However, the FDA could insist that we conduct two Phase 3 trials for oral CEM-101, which would add to the time and cost of CEM-101’s development.

In addition, the results of pre-clinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in Phase 2 and Phase 3 clinical trials despite achieving successful results in earlier stage trials. The failure to obtain positive results in any of our Phase 2 or Phase 3 clinical trials could seriously impair the development prospects, and even prevent regulatory approval, of CEM-101 or Taksta or any candidate in our existing proprietary macrolide library.

We have no experience as a company in bringing a drug to regulatory approval.

As a company, we have never obtained regulatory approval for, or commercialized, a drug. It is possible that the FDA may refuse to accept any or all of our planned NDAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of CEM-101, Taksta or any future product candidates. If the FDA does not accept or approve any or all of our planned NDAs, it may require that we conduct additional clinical, pre-clinical or manufacturing validation studies, which may be costly, and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing CEM-101 or Taksta, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA we submit. If any of these outcomes occur, we may be forced to abandon our planned NDAs for either CEM-101 or Taksta or both, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for any approval in a foreign jurisdiction.

Future legislation, and/or regulations and policies adopted by the FDA or other regulatory health authorities may increase the time and cost required for us to conduct and complete clinical trials for CEM-101, Taksta or other product candidates that we develop.

The FDA has established regulations, guidelines and policies to govern the drug development and approval process, as have foreign regulatory authorities. Any change in regulatory requirements due to the adoption by the FDA and/or foreign regulatory authorities of new legislation, regulations, or policies may require us to amend existing clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols and/or clinical trial applications or the need for new ones, may significantly impact the cost, timing and completion of the clinical trials.

In particular, drugs being developed for the treatment of CABP and ABSSSI, including CEM-101 and Taksta, are subject to proposed guidelines published by the FDA in March 2009 (with new guidelines proposed in November 2011) and August 2010, respectively. We have conducted our clinical trials to date according to the standards established by these proposed guidelines, but we expect the FDA will revise the proposed guidelines for CABP before we submit our NDA for CEM-101. Any new proposed guidelines may require us to conduct additional clinical trials, re-run previously completed trials to gather data at different endpoints or according to different protocols, or otherwise materially alter our planned clinical development of CEM-101. Any such regulatory change may materially increase our costs, delay the completion of our clinical trials, and otherwise impact our ability to obtain regulatory approval for our product candidates, including Taksta as a treatment for ABSSSI. Furthermore, the FDA’s guidance documents are not binding on the FDA. As a result, the FDA may not accept the results of clinical trials we conduct even though they follow the FDA’s most recent guidance.

In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process, particularly in our areas of focus, may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing and other requirements.

We might not successfully differentiate CEM-101 from telithromycin (Ketek®), a macrolide found to cause severe side effects.

Ketek is a macrolide antibiotic that the FDA approved in 2004 for the treatment of multi-drug resistant pneumococci and other CABP bacteria. Soon after release, however, Ketek was found to cause reversible visual disturbances, exacerbate myasthenia gravis (a neurological disorder characterized by improper muscle regulation) and cause liver failure. These effects led the FDA to require the drug label for Ketek to include a strengthened warning section regarding specific drug-related adverse events and contributed to Ketek being withdrawn in 2007 for the treatment of all infections other than CABP. Our research suggests these side effects are likely caused by pyridine, which is a component of Ketek. CEM-101 and older generation macrolides, including azithromycin and clarithromycin, do not have a pyridine component. If our research is proven to be incorrect or if CEM-101 demonstrates similar side effects, the FDA might not approve CEM-101, or, if already approved, might withdraw approval, require us to conduct additional clinical trials or require warnings on product labeling, which would significantly harm our ability to generate revenues from CEM-101. Even if the FDA approves CEM-101, physicians may not be convinced that CEM-101 is a safe and effective treatment for CABP and other infections. If physicians believe CEM-101 demonstrates characteristics similar to Ketek, they might not prescribe CEM-101, which would negatively affect our revenues.

Bacteria might develop resistance to CEM-101 or Taksta, which would decrease the efficacy and commercial viability of that product.

Drug resistance is primarily caused by the genetic mutation of bacteria resulting from sub-optimal exposure to antibiotics where the drug does not kill all of the bacteria. While antibiotics have been developed to treat many of the most common infections, the extent and duration of their use worldwide has resulted in new mutated strains of bacteria resistant to current treatments. We are developing CEM-101 and Taksta to treat patients infected with drug-resistant bacteria. With respect to CEM-101, which is a next generation macrolide, resistance issues associated with earlier generations of macrolides have led to a decrease in their use for treating serious respiratory tract infections such as CABP. If physicians, rightly or wrongly, associate the resistance issues of earlier generation macrolides with CEM-101, physicians might not prescribe CEM-101 for treating a broad range of infections. Similarly, resistance to fusidic acid has developed outside the U.S. Our in vitro studies have shown that the reason for resistance to the oral formulation is that it was not dosed optimally. We believe that overuse of topical formulations of fusidic acid also contributed to development of resistance outside the U.S. If Taksta is improperly dosed, or if our studies incorrectly attributed an increase in resistance to inappropriate dosing, bacteria might develop resistance to Taksta in the U.S. If these bacteria develop resistance to CEM-101 or Taksta, the efficacy of these products would decline, which would negatively affect our potential to generate revenues from these products.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. Our planned clinical trials might not begin on time, may be interrupted or delayed once commenced, might need to be redesigned, might not enroll a sufficient number of patients or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

•	delays in obtaining regulatory approval to commence a trial;
•	imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
•	delays in obtaining required institutional review board approval at each site;
•	delays in identifying, recruiting and training suitable clinical investigators;
•	delays in recruiting suitable patients to participate in a trial;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	clinical sites dropping out of a trial to the detriment of enrollment;
•	time required to add new sites;
•	delays in obtaining sufficient supplies of clinical trial materials, including suitable active pharmaceutical ingredient, or API; or
•	delays resulting from negative or equivocal findings of the data safety monitoring board, or DSMB, for a trial.

We were subject to such a delay in 2008 when the FDA placed a partial clinical hold on our Phase 2 clinical trial for oral CEM-101 over concern about possible toxicity related to CEM-101. The FDA converted the partial clinical hold into a full clinical hold in April 2010. At the time, the FDA had concerns that CEM-101, as a fluoroketolide, may have similar toxicity issues as Ketek. While we addressed the FDA’s concerns and were allowed to proceed with the trial, which we recently completed, the trial was delayed by approximately 12 months. Furthermore, we have not yet had an end-of-Phase 2 meeting with the FDA and the FDA has not yet reviewed the results of our Phase 2 clinical trial. Although we believe that trial was successful, the FDA may disagree, may conclude that CEM-101’s risks outweigh its benefits, may require us to submit additional information before proceeding to Phase 3, or may not allow us to proceed at all.

In addition, we are evaluating alternative IV solutions of CEM-101 to develop the optimal solution and may experience delays in the commencement of our planned Phase 3 IV-to-oral trials if we cannot develop the solution in a timely or cost-effective manner.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. In addition, the timing of our clinical trials for CEM-101 is dependent on the onset, degree and timing of the CABP season, which tends to occur in the winter months in each hemisphere. We could encounter delays in our clinical trials of CEM-101 or Taksta if participating physician investigators encounter unresolved ethical issues associated with enrolling patients in clinical trials of CEM-101 or Taksta in lieu of prescribing approved antibiotics that have established safety and efficacy profiles. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of CEM-101 or Taksta or any of our future product candidates.

Our clinical trials may be suspended or terminated at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the Data Safety Monitoring Board or the Institutional Review Board for a clinical trial. An institutional review board may also suspend or terminate our clinical trials for failure to protect patient safety or patient rights. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe the clinical trials are not being conducted in accordance with applicable regulatory requirements or present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

We have not conducted a clinical trial of Taksta for the treatment of prosthetic joint infections and there is no guarantee that the results of any such trial we conduct will be consistent with the results of any trials conducted to date or will demonstrate safety and efficacy to the satisfaction of the FDA.

To date, we have not conducted a clinical trial of Taksta for the treatment of prosthetic joint infections. While we have successfully completed a Phase 2 clinical trial comparing Taksta to linezolid for the treatment of ABSSSI the results of our completed Phase 2 trial for the treatment of ABSSSI were not powered to show, and did not show, statistical non-inferiority. Comparisons to results from other reported clinical trials, including our completed Phase 2 clinical trial for the treatment of ABSSSI, can assist in evaluating the potential efficacy of Taksta for the treatment of prosthetic joint infections; however, there are many factors that affect the outcome for patients in clinical trials, some of which are not apparent in published reports, and results from different trials often cannot be reliably compared. Therefore, there is no assurance that the results of any trials we conduct for Taksta in the treatment of prosthetic joint infections will demonstrate safety and efficacy comparable to the results of trials conducted to date or will be sufficient to attain FDA approval.

We previously completed our end of Phase 2 meeting with the FDA for Taksta with respect to the treatment of ABSSSI. We have not discussed the proposed design of the Phase 2 prosthetic joint infection trial we are planning to conduct with the FDA to date; however, we intend to do so in the second quarter of 2012. There is no assurance that the FDA will not object to our proposed trial design, which could delay or prevent our ability to receive regulatory approval or commercialize Taksta for the treatment of prosthetic joint infections.

Taksta is not well absorbed in animals, which could impair our ability to obtain FDA approval.

As required by FDA regulations, we conducted pre-clinical studies of Taksta to determine its level of absorption in animals. The studies indicated that Taksta is not very well absorbed and has a short half-life in animals, resulting in minimum exposure levels which limited the ability to test Taksta in animal models. Fusidic acid, the API in Taksta, has been used for several decades in humans outside the U.S. and we believe there is sufficient human clinical trial data for Taksta to overcome the lack of absorption in animal studies. Despite this human data, and while all of our pre-clinical tests were benign and indicated no safety or tolerability issues, our limited ability to test Taksta in animal models may adversely affect our ability to obtain FDA approval.

Even if the FDA approves CEM-101 for the treatment of CABP and Taksta for the treatment of prosthetic joint infections and/or ABSSSI, adverse effects discovered after approval could adversely affect the market for those products.

If we obtain regulatory approval for CEM-101, Taksta or any other product candidate that we develop, and we or others later discover that our products cause adverse effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
•

we may be required to change the way the product is administered, conduct additional clinical studies, implement a risk evaluation and mitigation strategy, or REMS, or restrict the distribution of the product;

•	we could be sued and held liable for harm caused to patients and our liability insurance may not adequately cover those claims; and
•	our reputation may suffer.

Any of these events could prevent us from maintaining market acceptance of the affected product candidate and could substantially increase the costs of, or prevent altogether, the commercialization of our product candidates.

We have had negative cash flows from operations and might not be able to generate sufficient cash to service our existing indebtedness to Hercules, the level of which indebtedness could have a material adverse effect on our business, financial condition, results of operations and prospects.

On December 20, 2011, we entered into a loan and security agreement with Hercules, pursuant to which we borrowed $10.0 million and, subject to raising $40.0 million in an equity offering, including this offering, or strategic partnering transaction, may borrow up to an additional $10.0 million. We must repay the indebtedness on or before December 1, 2015. In addition, at the time that the loan is either due or prepaid, we must pay Hercules a fee of $400,000. Our ability to make payments on this indebtedness depends on our ability to generate cash in the future. We expect to experience negative cash flow for the foreseeable future as we fund our operations and capital expenditures. There can be no assurance that we will be in a position to repay this indebtedness when due or obtain extensions of the maturity date. We anticipate that we will need to secure additional funding in order for us to be able to satisfy our obligations when due. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If that additional funding involves the sale of equity securities or convertible securities, it would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders.

Moreover, this level of debt could have important consequences to you as an investor in our securities. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to payments owed to our licensors;

•	limit our flexibility in planning for the development, clinical testing, approval and marketing of our products;

•	place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to obtain additional funds.

In addition, the loan is secured by all of our assets except our intellectual property. In the event we fail to make timely payments or breach any of our representations or other obligations in the agreement, or upon any circumstance or occurrence that has a material adverse effect on the loan collateral, our business operations, properties, assets, prospects or condition, or our ability to perform our obligations under the loan agreement, Hercules can declare the loan in default. Upon an event of default, the loan principal and accrued interest would become immediately due and payable and Hercules would be entitled to enforce its security interest in our assets.

The addition of further debt to our current debt levels could make it more difficult for us to repay our indebtedness and meet our other obligations and would intensify the leverage-related risks that we now face.

If we fail to obtain additional financing, we may not be able to complete the development and commercialization of CEM-101 or Taksta.

We need substantial amounts of cash to complete the clinical development of CEM-101 and Taksta. We estimate the cost of our research and development activities through the completion of our Phase 3 trial for oral CEM-101 for CABP will be approximately $22.0 million and our Phase 2 trial for Taksta for prosthetic joint infections will be approximately $4.0 million. We estimate that the net proceeds from this offering will be approximately $66.3 million, assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our capital requirements into 2014. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect and we may be required to conduct additional trials requested by the FDA that could increase our costs significantly. We would also need to raise additional funds sooner if we choose to initiate clinical trials more rapidly than we presently anticipate or if we elect to conduct additional trials for alternate indications. In any event, we will require significant amounts of additional capital to obtain regulatory approval of and to commercialize CEM-101 and Taksta.

We may raise additional capital from the issuance of equity and/or debt securities, collaborations with third parties, out-licensing of rights to our product candidates and other means, or a combination of any of the above. Securing additional financing, however, will require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of CEM-101 and/or Taksta;
•	seek collaborators for CEM-101 and/or Taksta at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; and
•	relinquish or license, potentially on unfavorable terms, our rights to CEM-101 and/or Taksta that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts, and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining, or may ultimately not be able to obtain, regulatory approval for or commercialize CEM-101, Taksta or any other product candidates.

We have relied, and plan to continue to rely, on various CROs to recruit patients, monitor and manage data for our on-going clinical programs for CEM-101 and Taksta, as well as for the execution of our pre-clinical and non-clinical studies. We control only certain aspects of our CROs’ activities; nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with the FDA’s current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our product candidates. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. In addition, to evaluate the safety and effectiveness of CEM-101 and Taksta to a statistically significant degree our clinical trials will require an adequately large number of test subjects. Any clinical trial that a CRO conducts abroad on our behalf is subject to similar regulation. Accordingly, if our CROs fail to comply with these regulations or recruit a sufficient number of patients, we may have to repeat clinical trials, which would delay the regulatory approval process.

In addition, our CROs are not our employees and we cannot control whether or not they devote sufficient time and resources to our on-going clinical, non-clinical and pre-clinical programs. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize CEM-101, Taksta or any other product candidates that we seek to develop. As a result, our financial results and the commercial prospects for CEM-101, Taksta or any other product candidates that we seek to develop would be harmed, our costs could increase and our ability to generate revenues could be delayed or ended.

We typically engage one or more CROs on a project-by-project basis for each study or trial. While we have developed and plan to maintain our relationships with CROs that we have previously engaged, we also expect to enter into agreements with other CROs to obtain additional resources and expertise in an attempt to accelerate our progress with regard to on-going clinical, non-clinical and pre-clinical programs and specifically, the compilation of clinical trial data for submission with an NDA for each of CEM-101 and Taksta. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we try to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, results of operations or prospects.

Our dependence upon third parties for the manufacture and supply of CEM-101, Taksta and any future product candidates may cause delays in, or prevent us from, successfully developing and commercializing our products.

We do not currently have nor do we plan to build the infrastructure or capability internally to manufacture CEM-101 or Taksta for use in the conduct of our clinical trials. We employ the services of Wockhardt Limited, or Wockhardt, to supply the API and finished oral and IV product for CEM-101. Wockhardt manufactures the API for CEM-101 according to our specifications under our proprietary rights. We do not have long-term contracts for the commercial supply of CEM-101. We intend to eventually pursue long-term agreements with Wockhardt or transfer the manufacturing to one or more larger manufacturers that is capable of manufacturing this API. However, we may not be able to negotiate such agreements on acceptable terms, if at all.

We employ the services of Ercros, S.A., or Ercros, to produce Taksta’s API and intend to utilize a third-party manufacturer to produce the finished dosing formulation of Taksta. We have a long-term exclusive supply arrangement with Ercros to produce the fusidic acid used in Taksta in which Ercros agrees to exclusively supply us with fusidic acid in the U.S., and we agree to obtain our supply of fusidic acid for commercial sale exclusively from Ercros, subject to a right to develop a second source for limited supply quantities. We believe Ercros is one of only two currently known manufacturers that can produce fusidic acid compliant with the purity required for human use. The second manufacturer is not available as a supplier to us. Fusidic acid is difficult to produce at these purity levels because of its complex fermentation process. As such, there are underlying risks associated with its manufacture, which could include cost overruns, new impurities, difficulties in scaling up or reproducing manufacturing processes and lack of timely availability of raw materials. We have yet to identify a viable second source of fusidic acid but continue to research alternatives. If Ercros cannot supply sufficient quantities of fusidic acid to make clinical supplies of Taksta, it would harm our ability to develop Taksta. We may not be able to locate a second manufacturer or, if we do, we may not be able to negotiate an agreement on favorable terms, if at all.

In addition, regulatory requirements could pose barriers to the manufacture of our API and finished product for CEM-101 and Taksta. Our third-party manufacturers are required to comply with the FDA’s current good manufacturing practices, or cGMP, regulations. As a result, the facilities used by Wockhardt, Ercros, and any of our future manufacturers to manufacture CEM-101 and Taksta must be approved by the FDA after we submit our NDA to the FDA and before approval of CEM-101 and Taksta. Similar regulations apply to manufacturers of our products for use or sale in foreign countries. We do not control the manufacturing process of CEM-101 or Taksta and are completely dependent on these third party manufacturing partners for compliance with the applicable regulatory requirements for the manufacture of CEM-101 and Taksta API and their finished product. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for the commercial manufacture of CEM-101 or Taksta, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining approval for CEM-101 or Taksta. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Failure by any of our manufacturers to comply with applicable cGMP regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply, and criminal prosecutions, any of which could have a material adverse impact on our business, financial condition, results of operations or prospects.

Finally, we also could experience manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us.

If Wockhardt, Ercros, or any alternate supplier of API or finished drug product for CEM-101 or Taksta experiences any significant difficulties in its respective manufacturing processes, does not comply with the terms of the agreement between us or does not devote sufficient time, energy and care to providing our manufacturing needs, we could experience significant interruptions in the supply of CEM-101 or Taksta, which could impair our ability to supply CEM-101 or Taksta at the levels required for our clinical trials and commercialization and prevent or delay their successful development and commercialization.

The timing of the milestone and royalty payments we are required to make to Optimer is uncertain and could adversely affect our cash flows and results of operations.

In March 2006, we entered into a Collaborative Research and Development and License Agreement with Optimer, pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to a series of compounds, including CEM-101, to develop and commercialize licensed products outside of the Association of South East Asian Nations, or ASEAN, countries (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar (Burma), the Philippines, Singapore, Thailand and Vietnam). We have an obligation to make additional payments upon achievement of specified development, regulatory and commercialization milestones. The aggregate amount of such milestone payments we may need to pay is based in part on the number of products developed under the agreement. The aggregate amount would be $27.5 million if four products are developed and gain FDA approval. Additional limited milestone payments would be due if we develop more than four products. We will also pay tiered mid-single-digit royalties based on the amount of annual net sales of CEM-101, if and when approved by regulatory authorities. We have already paid a $0.5 million milestone in 2010. The next potential milestone payment payable to Optimer is in the amount of $1.0 million and will become due and payable upon completion of our end of Phase 2 meeting with the FDA for oral CEM-101 if the FDA indicates that the data is reasonably sufficient to support our planned Phase 3 trial for oral CEM-101. Optimer can elect to receive that payment in cash or in shares of our common stock having an equivalent fair market value. The timing of our achievement of these events and corresponding milestone payments to Optimer is subject to factors relating to the clinical and regulatory development and commercialization of CEM-101, many of which are beyond our control. We may become obligated to make a milestone payment when we do not have the cash on hand to make such payment, which could require us to delay our clinical trials, curtail our operations, scale back our commercialization and marketing efforts or seek funds to meet these obligations on terms unfavorable to us. We are obligated to use our diligent efforts to develop and commercialize products licensed from Optimer. We have other obligations to Optimer under the license related to progress reporting, payment terms and confidentiality. Optimer may terminate the agreement in the event of our material breach of the agreement, subject to prior notice and the opportunity to cure. In the event of such termination, Optimer has the right to retain its license and other rights under the agreement, subject to continuing royalties and other obligations. Our material breach of the agreement, including non-payment of any milestone payment, and Optimer’s subsequent termination of the agreement, could result in the loss of our rights to develop and commercialize CEM-101, which would seriously harm our ability to generate revenues or achieve profitability.

Our loan agreement with Hercules contains covenants that impose restrictions on our operations that may adversely impact the operation of our business.

Our loan agreement with Hercules contains customary restrictive covenants, including restrictions on our ability to incur additional debt, transfer or place a lien or security interest on our assets, including our intellectual property, merge with or acquire other companies, redeem any shares of our capital stock or pay cash dividends to our stockholders. These restrictions may inhibit our ability to conduct our business and to provide distributions to our stockholders. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants than the Hercules loan.

The commercial success of CEM-101, Taksta and any other product candidates that we develop, if approved in the future, will depend upon attaining significant market acceptance of these products among physicians and payors.

As a company, we have never commercialized a product candidate for any indication. Even if CEM-101, Taksta or any other product candidates that we develop are approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe our approved products, which would prevent us from generating revenues or becoming profitable. Market acceptance of CEM-101, Taksta and any other product candidates that we develop by physicians, patients and payors will depend on a number of factors, many of which are beyond our control, including:

•	the clinical indications for which the product is approved;
•	acceptance by physicians and payors of each product as a safe and effective treatment;
•	the cost of treatment in relation to alternative treatments, including numerous generic drug products, such as azithromycin, levofloxacin and vancomycin;
•	the relative convenience and ease of administration of CEM-101 in the treatment of CABP and Taksta in the treatment of prosthetic joint infections and ABSSSI;
•	the availability and efficacy of competitive drugs;
•	the effectiveness of our or any third party partner’s sales force and marketing efforts;
•	the extent to which bacteria develop resistance to any antibiotic product candidate that we develop, thereby limiting its efficacy in treating or managing infections;
•	the extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations;
•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;
•	the availability of adequate reimbursement by third parties, such as insurance companies and other health care payors, and/or by government health care programs, including Medicare and Medicaid;
•	limitations or warnings contained in a product’s FDA-approved labeling; and
•	prevalence and severity of adverse side effects.

Even if the medical community accepts that CEM-101 and Taksta are safe and efficacious for their approved indications, physicians may not immediately be receptive to the use or may be slow to adopt CEM-101 as an accepted treatment for CABP and Taksta as an accepted treatment for prosthetic joint infections and ABSSSI. While we believe each of CEM-101 and Taksta has significant advantages, we cannot assure you that any labeling approved by the FDA will permit us to promote CEM-101 and Taksta as being superior to competing products. If either or both of CEM-101 or Taksta are approved but do not achieve an adequate level of acceptance by physicians and payors, we may not generate sufficient or any revenues from these products and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of CEM-101 and Taksta may require significant resources and may never be successful.

If approved, CEM-101 and Taksta will face significant competition from branded and generic antibiotics and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. If CEM-101 or Taksta is approved, we will have competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies. Many of these companies have greater financial and other resources, such as larger research and development staffs and more experienced marketing and manufacturing organizations. As a result, these companies may obtain regulatory approval more rapidly and may be more effective in selling and marketing their products. They also may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make CEM-101, Taksta or any other product candidates that we develop obsolete. As a result, our competitors may succeed in commercializing antibiotics before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

If approved, both CEM-101 and Taksta will face competition from currently commercially available antibiotics, as well as any competing products that may be developed in the future. Existing approved products that will compete with CEM-101 include azithromycin (sold under the brand name Zithromax® by Pfizer Inc. and available as a generic), clarithromycin (sold under the brand name Biaxin® by Abbott Laboratories and available as a generic), moxifloxacin (sold under the brand name Avelox® by Bayer AG), levofloxacin (sold under the brand name Levaquin by Johnson & Johnson and available as a generic), linezolid (sold under the brand name Zyvox by Pfizer Inc.), ceftriaxone (sold under the brand name Rocephin® by F. Hoffman-La Roche Ltd and available as a generic) and ceftaroline (sold under the brand name Teflaro® by Forest Laboratories, Inc.). Existing approved products that will compete with Taksta include vancomycin (available as a generic), linezolid (sold under the brand name Zyvox by Pfizer Inc.), daptomycin (sold under the brand name Cubicin by Cubist Pharmaceuticals, Inc.), quinupristin/dalfopristin (sold under the brand name Synercid® by Sanofi-Aventis and Monarch Pharmaceuticals, Inc.), tigecycline (sold under the brand name Tygacil® by Pfizer Inc.), telavancin (sold under the brand name Vibativ® by Theravance, Inc. and Astellas Pharma, Inc.) and ceftaroline (sold under the brand name Teflaro by Forest Laboratories, Inc.). Generic antibiotics are typically sold at lower prices than branded antibiotics and are generally preferred by managed care providers of health services.

If we are unable to demonstrate the advantages of CEM-101 or Taksta over competing drugs and drug candidates, we will not be able to successfully commercialize CEM-101 or Taksta and our results of operations will suffer.

Reimbursement may not be available for CEM-101, Taksta or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of CEM-101, Taksta or any other product candidates that we develop will depend on reimbursement policies and may be affected by health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for CEM-101, Taksta or any other product candidates that we develop. Also, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize CEM-101, Taksta or any other product candidates that we develop.

Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the U.S. The goal of PPACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the PPACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of CEM-101 or Taksta or any future products. Members of the U.S. Congress and some state legislatures are seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and possibly alternative health care reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

The availability of numerous generic antibiotics at lower prices than branded antibiotics, such as CEM-101 or Taksta if either were approved for commercial introduction, may also substantially reduce the likelihood of reimbursement for such products. We expect to experience pricing pressures in connection with the sale of CEM-101, Taksta and any other products that we develop, due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

We currently have no marketing and sales organization and have no experience as a company in marketing drug products. If we are unable to establish our own marketing and sales capabilities, or enter into agreements with third parties, to market and sell our products after they are approved, we may not be able to generate product revenues.

We do not have a sales organization for the marketing, sales and distribution of any drug products. In order to commercialize any products, we must develop these capabilities on our own or make arrangements with third parties for the marketing, sales and distribution of our products. The establishment and development of our own sales force would be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capability. As a result, we may seek one or more licensing partners to handle some or all of the sales and marketing of CEM-101 for CABP in the U.S. and elsewhere and Taksta for prosthetic joint infections and ABSSSI in the U.S. There also may be certain markets within the U.S. for CEM-101 for which we may seek a co-promotion arrangement. However, we may not be able to enter into arrangements with third parties to sell CEM-101 or Taksta on favorable terms or at all. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize CEM-101, Taksta or any other product candidates that we develop, which would negatively impact our ability to generate product revenues. Further, whether we commercialize products on our own or rely on a third party to do so, our ability to generate revenue will be dependent on the effectiveness of the sales force. In addition, to the extent we rely on third parties to commercialize our approved products, we will likely receive less revenues than if we commercialized these products ourselves.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part on our ability to attract and retain highly qualified managerial, scientific and medical personnel. In order to induce valuable employees to remain with us, we have provided stock options that vest over time. The value to employees of stock options will be significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in Chapel Hill, North Carolina, which is part of the Research Triangle consisting of Raleigh, Durham and Chapel Hill. This region is headquarters to other biopharmaceutical companies and many academic and research institutions and, as a result, at any given time there may be a shortage of experienced scientists and medical personnel. Competition for skilled personnel in our area and elsewhere in the U.S. is very intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. We do not have employment agreements with Prabhavathi Fernandes, our Chief Executive Officer, Mark W. Hahn, our Chief Financial Officer, any of the key employees identified under “Management” or any other employee. As a result, all employees are employed on an at-will basis, which means that any of these employees could leave our employment at any time, with or without notice, and may go to work for a competitor. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success also depends on our ability to continue to attract, retain and motivate highly skilled scientific and medical personnel.

Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we offer. If we are unable to continue to attract and retain high quality personnel, our ability to discover, develop and commercialize drug candidates will be limited.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2011, we had 15 employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources and, depending on our commercialization strategy, we may further expand our employee base for sales and marketing resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of its attention away from their day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize CEM-101, Taksta and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth in our organization.

Even if we obtain FDA approval of CEM-101, or any other product candidate, we may never obtain approval or commercialize our products outside of the U.S., which would limit our ability to realize their full market potential. If foreign approval is obtained, there are risks in conducting business in international markets.

In order to market CEM-101 or any other products outside of the U.S., we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional pre-clinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in the U.S. or any foreign country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in the U.S. or any foreign country and we do not have experience as a company in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in a foreign country or to obtain and maintain required approvals, our potential market for CEM-101 or other products will be reduced and our ability to realize the full market potential of our products will be harmed. We do not intend to commercialize Taksta outside the U.S. because of the widespread use of fusidic acid in Europe and Australia.

If approved for commercialization in a foreign country, we intend to enter into agreements with third parties to market CEM-101 whenever it may be approved and wherever we have the right to market it. Consequently, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	potentially reduced protection for intellectual property rights;
•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with laws for employees traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;
•	production shortages resulting from any events affecting API and/or finished drug product supply or manufacturing capabilities abroad;
•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and
•	failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of September 30, 2011, we had an accumulated deficit of approximately $93.0 million. We have no revenues and have funded our operations to date from the private sale of equity and debt securities. We expect to incur substantial additional losses over the next several years as our research, development, pre-clinical testing, and clinical trial activities increase, especially those related to CEM-101 and Taksta. In addition, we will incur additional costs operating as a public company. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

To raise additional funds to support our business operations, we may issue equity or debt securities. Debt securities could contain restrictive covenants that may adversely impact the operation of our business. The issuance of equity securities or convertible debt securities would result in dilution to our stockholders.

The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, the August 2011 Notes contain restrictive covenants that prohibit us from incurring new indebtedness in excess of $0.5 million in the aggregate and granting a security interest on any of our material assets without the consent of the holders of at least a majority of the aggregate outstanding principal amount of the August 2011 Notes. Pursuant to this authority, the holders approved the Hercules debt financing that we closed in December 2011. The August 2011 Notes will automatically convert into shares of our common stock in the corporate conversion and their restrictive covenants will terminate. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants than the August 2011 Notes. In addition, the sale of equity securities or convertible debt securities would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders.

Our independent registered public accounting firm, in their audit report related to our financial statements for the three years ended December 31, 2010, expressed substantial doubt about our ability to continue as a going concern.

As a result of our continued losses, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for the three fiscal years ended December 31, 2010, expressing substantial doubt as to our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in the report of our independent registered public accounting firm may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain.

Our limited operating history makes it difficult to evaluate our business and prospects.

We began operations in 2006. Our operations to date have been limited to financing and staffing our company, conducting product development activities for CEM-101 and Taksta and performing research and development with respect to our proprietary macrolide library. We have not yet demonstrated an ability as a company to obtain regulatory approval for or commercialize a product candidate. Consequently, the ability to predict our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Risks Related to Our Industry

We are subject to extensive and costly government regulation.

Antibiotics, including those we are developing and plan to develop in the future, are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products. If any products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Our failure to comply with these regulations could result in significant fines or the inability of our product candidates to obtain and maintain regulatory approval, which would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Even if we obtain regulatory approval for CEM-101, Taksta or any of our future product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if regulatory approval in the U.S. is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the labeling ultimately approved for CEM-101 and/or Taksta if any, may include restrictions on use. CEM-101, Taksta or any of our other product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record keeping and reporting of safety and other post-market information. The holder of an approved NDA is subject to obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. Legal requirements have also been enacted to require disclosure of clinical trial results on publicly available databases.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, requiring new warnings or other labeling changes to limit use of the drug, requiring that we conduct additional clinical trials, imposing new monitoring requirements, or requiring that we establish a REMS. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veteran’s Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. If we or our third party collaborators fail to comply with applicable regulatory requirements, a regulatory agency may:

•	conduct an investigation into our practices and any alleged violation of law;
•	issue warning letters or untitled letters asserting that we are in violation of the law;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical trials;
•	refuse to approve pending applications or supplements to applications filed by us;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements;
•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall; or
•	refuse to allow us to enter into supply contracts, including government contracts.

The occurrence of any event or penalty described above may force us to expend significant amounts of time and money and may significantly inhibit our ability to bring to market or continue to market our products and generate revenues. Similar regulations apply in foreign jurisdictions.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants, and will face an even greater risk if we commercialize CEM-101 or Taksta in the U.S. or other additional jurisdictions or if we engage in the clinical testing of new product candidates or commercialize any additional products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products or product candidates that we may develop;
•	loss of revenue;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	exhaustion of any available insurance and our capital resources;
•	the inability to commercialize our products or product candidates; and
•	a decline in our stock price.

Although we maintain general liability insurance of up to $2.0 million in the aggregate and clinical trial liability insurance of $5.0 million in the aggregate for each of CEM-101 and Taksta, this insurance may not fully cover potential liabilities. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations, and prospects.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials and viruses. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in the U.S. govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials (all of which only occur at third-party sites operated by our contractors) comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. We also cannot predict the impact on our business of new or amended environmental laws or regulations, or any changes in the way existing and future laws and regulations are interpreted or enforced. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources, and we do not carry liability insurance covering the use of hazardous materials. If we fail to comply with applicable requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs, or capital expenditures for control equipment or operational changes necessary to achieve or maintain compliance. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to our Intellectual Property

Our ability to pursue the development and commercialization of CEM-101 depends upon the continuation of our license from Optimer.

Our agreement with Optimer provides us with a worldwide exclusive license to develop and sell CEM-101 outside of ASEAN countries. If we are unable to make the required milestone and royalty payments under the agreement, if we do not continue to use diligent efforts to develop and commercialize CEM-101 or if we otherwise materially breach the agreement, our rights to develop and commercialize CEM-101 would terminate and revert to Optimer. In addition, either we or Optimer may terminate the agreement upon the uncured material breach of the agreement. If our agreement with Optimer is terminated by Optimer, we would lose our rights to develop and commercialize CEM-101, which would adversely affect our business, financial condition, results of operations, and prospects.

Another party could develop a fusidic acid product and achieve FDA regulatory exclusivity in the U.S. before we do, potentially preventing our ability to commercialize Taksta.

We will rely partly on FDA regulatory exclusivity to protect our proprietary rights for Taksta, our fusidic acid product, in the U.S. Fusidic acid has been approved and sold for several decades in Europe and other countries outside the U.S., but it has never been approved in the U.S. We believe this was due to the lack of regulatory exclusivity that was available for the molecule until the passage of Public Law 110-379 on October 8, 2008, which allowed old antibiotics such as fusidic acid to obtain five-year new chemical entity, or NCE, exclusivity upon NDA approval. This exclusivity will be granted to the first fusidic acid product that receives NDA approval. During the exclusivity period, the FDA will not accept an application filed by a third party that relies on any data contained in the approved NDA. Although we are not aware of another party currently developing fusidic acid for use in the U.S. for any indication, if another party were to do so and obtain NDA approval before we do, we would not be able to obtain approval for Taksta for any disease until after any period of regulatory exclusivity if our NDA relies on data contained in the previously approved NDA. In that event, we may not be able to commercialize Taksta, which would harm our ability to generate revenue and achieve profitability.

Our competitive position may be harmed if a competitor obtains orphan drug exclusivity for the treatment of prosthetic joint infections before we do. Even if we were to obtain orphan drug exclusivity, a competitor could obtain approval of a different drug for the treatment of prosthetic joint infections or for the same drug upon a showing that its drug is clinically superior to ours, which would harm our business.

Orphan drug designation is an important element of our competitive strategy for Taksta. The company that obtains the first FDA approval for a drug that is designated as an orphan drug for a rare disease receives a type of marketing exclusivity known as “orphan drug exclusivity.” Orphan drug exclusivity prevents FDA approval of applications by others for the same drug and the designated orphan disease or condition for seven years from the date of NDA approval. If the orphan indication is the first NDA approved for the drug, the drug is also eligible for the five-year Hatch-Waxman exclusivity for NCEs. Orphan and Hatch-Waxman exclusivities run concurrently.

The FDA may approve a subsequent application from another entity for the orphan indication of prosthetic joint infections if it determines that the application is for a different drug. The FDA may also approve a subsequent application for fusidic acid for an indication other than prosthetic joint infections. Orphan exclusivity does not block the same drug from being approved for another indication; however, Hatch-Waxman exclusivity could block an NDA submission for a period of five years after approval if the subsequent application referenced data in the earlier NDA.

The FDA may approve a subsequent application from another entity for the same drug for the same designated and approved orphan indication during the orphan exclusivity period if it determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need.

If we do not receive orphan exclusivity for Taksta for the treatment of prosthetic joint infections, our business would be negatively affected. In addition, even if we do obtain orphan exclusivity for Taksta, the FDA may permit other companies to market other drugs for the same condition or use. In addition, the FDA may approve another fusidic acid product for prosthetic joint infections during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug, or if we are unable to supply sufficient product to meet the public’s need. This could create a more competitive market for us.

If our efforts to protect the proprietary nature of the intellectual property related to CEM-101, Taksta, and our other product candidates are not adequate, we may not be able to compete effectively in our market.

Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for CEM-101, Taksta and any future products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The patent positions of pharmaceutical companies are highly uncertain. The legal principles applicable to patents are in transition due to changing court precedent and legislative action and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. Changes in patent laws in the U.S. such as the recently adopted America Invents Act of 2011 may affect the scope, strength and enforceability of our patent rights or the nature of proceedings which may be brought by us related to our patent rights. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, CEM-101, Taksta and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

These risks include the possibility that:

•	the patent applications that we licensed or have filed on our own may fail to result in issued patents in the U.S. or in foreign countries;
•	patents issued or licensed to us or our partners may be challenged, discovered to have been issued on the basis of insufficient or incorrect information and/or held to be invalid or unenforceable;
•	the scope of any patent protection may be too narrow to exclude other competitors from developing or designing around these patents;

•	we or our licensors were not the first to make the inventions covered by each of our issued patents and pending patent applications;
•	we or our licensors were not the first to file patent applications for these inventions;
•

we may fail to comply with procedural, documentary, fee payment and other similar provisions during the patent application process, which can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights;

•	future product candidates may not be patentable;
•	others will claim rights or ownership with regard to patents and other proprietary rights which we hold or license;
•	delays in development, testing, clinical trials and regulatory review may reduce the period of time during which we could market our product candidates under patent protection; and
•	we may fail to timely apply for patents on our technologies or products.

While we apply for patents covering both our technologies and products CEM-101 and Taksta, as we deem appropriate, many biopharmaceutical companies and university and research institutions already have filed patent applications or have received patents in our areas of product development. These entities’ applications, patents and other intellectual property rights may conflict with patent applications to which we have rights and could prevent us from obtaining patents or could call into question the validity of any of our patents, if issued, or could otherwise adversely affect our ability to develop, manufacture or commercialize antibiotic candidates. In addition, if third parties file patent applications in the technologies that also claim technology to which we have rights, we may have to participate in interference, derivation or other proceedings with the U.S. Patent and Trademark Office, or USPTO, or applicable foreign patent regulatory authorities, as applicable, to determine our rights in the invention, which may be time-consuming and expensive. Moreover, issued patents may be challenged during post-grant proceedings brought by a third party or the USPTO, or in foreign countries, or in the courts. These proceedings may result in loss of patent claims or adverse changes to the scope of the claims.

If we or our licensors or partners fail to obtain and maintain patent protection for our product candidates, or our proprietary technologies and their uses, companies may be dissuaded from collaborating with us. In such event, our ability to commercialize CEM-101, Taksta and our other product candidates may be threatened, we could lose our competitive advantage and the competition we face could increase, all of which could adversely affect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent us or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our not infringing the patents and proprietary rights of other parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and products. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the areas of antibacterial treatment, including compounds, formulations, treatment methods and synthetic processes that may be applied towards the synthesis of antibiotics. Although no legal action has been commenced or threatened against us by a third party for infringing intellectual property rights, we cannot provide assurances that we or our partners will be free to manufacture or market our product candidates as planned, or that we or our licensors’ and partners’ patents will not be opposed or litigated by third parties. We are currently negotiating a license with a third party for technology used in our manufacturing process for CEM-101. There can be no assurances that we will be able to obtain a license to such patent on favorable terms or at all. Failure to obtain such license may have a material adverse effect on our business.

There is a substantial amount of litigation involving intellectual property in the biopharmaceutical industry generally. If a third party asserts that we infringe its patents or other proprietary rights, we could face a number of risks that could adversely affect our business, financial condition, results of operations, and prospects, including:

•

infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not we are ultimately successful, which in turn could delay the regulatory approval process, consume our capital and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our products or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting us from selling or licensing our technologies or future products unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do;

•

if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross licenses to our patents or other proprietary rights to obtain that license; and

•	redesigning our products so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Although we are not currently party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies, processes or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or our partners or against the licensors of technology licensed to us, or whether those claims will harm our business. In addition, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. If we or our partners were to face infringement claims or challenges by third parties relating to our product candidates, an adverse outcome could subject us to significant liabilities to such third parties, and force us or our partners to curtail or cease the development of some or all of our product candidates, which could adversely affect our business, financial condition, results of operations, and prospects.

We may be required to file lawsuits or take other actions to protect or enforce our patents or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.

In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents, or those of our licensors, do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents, or those of our licensors, at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications, or those of our licensors, at risk of not issuing. Moreover, we may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, if securities analysts or investors perceive public announcements of the results of hearings, motions or other interim proceedings or developments to be negative, the price of our common stock could be adversely affected. The occurrence of any of the above could adversely affect our business, financial condition, results of operations, and prospects.

The intellectual property protection for our products is dependent on third parties.

With respect to patent applications relating to CEM-101 or other compounds licensed from Optimer, Optimer retains rights in ASEAN countries. Generally, we do not have the right to prosecute and maintain any applications in those countries, unless Optimer elects not to file, prosecute or maintain any or all of such patents. Our potential future licensors also may retain the right to prosecute and maintain the patent rights that they license to us. If Optimer or other licensors fail to appropriately prosecute and maintain patent protection for any of our product candidates in those countries controlled by them, our ability to develop and commercialize those products may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products in those countries.

With respect to inventions that are jointly made by us and one of our licensors, partners or potential partners, we would need to determine, with our licensors, partners or potential partners, who would be responsible for the prosecution of patents relating to any joint inventions should they arise. In addition, we may be required to cede control of prosecution of our patents to partners or potential partners in order to consummate a partnering transaction. If any of our licensors or partners fails to appropriately prosecute and maintain patent protection for any of our product candidates in those countries controlled by them, our ability to develop and commercialize those products may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products in those countries.

If we are unable to protect the confidentiality of certain information, the value of our products and technology could be materially adversely affected.

We also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, independent contractors, suppliers and collaborators. We cannot, however, ensure that these protective arrangements will be honored by third parties, and we may not have adequate remedies if these arrangements are breached. In addition, enforcement of claims that a third party has illegally obtained and is using trade secrets, know-how and technological advancements is expensive, time consuming and uncertain. Non-U.S. courts are sometimes less willing than U.S. courts to protect this information. Moreover, our trade secrets, know-how and technological advancements may otherwise become known or be independently developed by competitors in a manner providing us with no practical recourse against the competing parties. If any such events were to occur, they could adversely affect our business, financial condition, results of operations, and prospects.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

The USPTO has allowed our trademark applications for our mark “Taksta”, and, if we submit statements of use to the USPTO in a timely manner, the USPTO will issue trademark registrations, subject to unforeseen circumstances that arise. Although we are not currently aware of any oppositions to or cancellations of our registered trademarks or pending applications, it is possible that one or more of the applications could be subject to opposition or cancellation after the marks are registered. The registrations will be subject to use and maintenance requirements. We have not yet registered all of our trademarks in all of our potential markets and there are names or symbols other than “Cempra” that may be protectable marks for which we have not sought registration. Failure to secure those registrations could adversely affect our business. We cannot assure you that opposition or cancellation proceedings will not be filed against our trademarks or that our trademarks would survive such proceedings.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Such claims may lead to material costs for us, or an inability to protect or use valuable intellectual property rights, which could adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•	any delay in commencement of our Phase 2 or Phase 3 clinical trials for CEM-101 or our Phase 2 or Phase 3 clinical trials for Taksta;
•	adverse results or delays in clinical trials;
•

any delay in filing our NDAs for CEM-101 or Taksta and any adverse development or perceived adverse development with respect to the FDA’s review of the NDAs, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	changes in laws or regulations applicable to our products or product candidates, including but not limited to clinical trial requirements for approvals;
•	unanticipated serious safety concerns related to the use of CEM-101, Taksta or any of our other product candidates;
•	a decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;
•	the inability to obtain adequate product supply for CEM-101, Taksta or any other approved drug product, or the inability to do so at acceptable prices;
•	adverse regulatory decisions;
•	the introduction of new products or technologies offered by us or our competitors;
•	the effectiveness of our or our potential partners’ commercialization efforts;
•	the inability to effectively manage our growth;
•	actual or anticipated variations in quarterly operating results;
•	the failure to meet or exceed the estimates and projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	the overall performance of the U.S. equity markets and general political and economic conditions;
•	developments concerning our sources of manufacturing supply and any commercialization partners;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	additions or departures of key scientific or management personnel;
•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•	sales of our common stock by our stockholders in the future;
•	significant lawsuits, including patent or stockholder litigation;
•	changes in the market valuations of similar companies;
•	the trading volume of our common stock;
•	effects of natural or man-made catastrophic events or other business interruptions; and
•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Market and the stock of biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

At December 31, 2011, our executive officers, directors, holders of 5% or more of our stock and their affiliates beneficially owned approximately 75.0% of our voting stock on an as-if converted basis and, after giving effect to the corporate conversion and upon completion of this offering, will hold approximately 47.0% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option and an initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus)). Therefore, even after this offering, these stockholders will continue to have the ability to influence us through their ownership position. These stockholders may be able to determine the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently-intended use. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we anticipate that compliance with these rules and regulations will increase our legal, accounting and financial compliance costs substantially. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. We estimate the additional costs we may incur to respond to these requirements to range from $0.9 million to $1.2 million annually, although unforeseen circumstances could increase actual costs.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting for the year ending December 31, 2013. Unless we qualify for an exemption as a non-accelerated filer, under current SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2013. Prior to becoming a public company, we were not required to comply with Section 404 of the Sarbanes-Oxley Act, and, as a result, we have not yet evaluated our compliance with its provisions.

If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. As a consequence, we may not be able to complete our remediation process in time to meet our deadline for compliance with Section 404 of the Sarbanes-Oxley Act. Also, there can be no assurance that we will not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses could result in financial statement errors which, in turn, could require us to restate our operating results.

If we are unable to conclude that we have effective internal control over financial reporting or if our independent auditors are unwilling or unable to provide us with an attestation report on the effectiveness of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, our stock price could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the NASDAQ Global Market.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.03 per share, assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute 42.19% of the total amount invested by stockholders since our inception, but will own only 38.30% of the shares of common stock outstanding.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less for their shares than the price offered to the public in this offering. In addition, as of September 30, 2011, options to purchase 726,715 shares of our common stock at a weighted average exercise price of $2.00 per share were outstanding. Further, assuming the corporate conversion and the completion of this offering had occurred on September 30, 2011, warrants exercisable for up to 104,167 shares of our common stock at an exercise price of $12.00 per share were outstanding, assuming an initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus). The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately 9.5 million shares of our total outstanding shares will be eligible for sale upon expiration of the lock-up period. In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which might cause our stock price and trading volume to decline.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with this offering, our August 2011 private placement and other transactions that have occurred over the past three years, we may have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the completion of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which potentially could result in increased future tax liability to us.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will be limited to the value of their stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if an acquisition would benefit our stockholders, and could also make it more difficult to remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	limiting the removal of directors by the stockholders;
•	creating a staggered board of directors;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by the board of directors. This provision could have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, whether or not it is desired by or beneficial to our stockholders. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future performance. We generally identify forward-looking statements by words such as “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these or other similar words, although not all forward-looking statements contain these words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not assume any obligations to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $66.3 million, assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise in full their over-allotment option, we estimate that our net proceeds from this offering will be approximately $76.3 million.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds of this offering for the following purposes:

•	$22.0 million to conduct and complete our planned Phase 3 trial for the oral formulation of CEM-101;
•	$4.0 million to complete our ongoing Phase 1 trial for the IV formulation of CEM-101;
•	$9.2 million to conduct a number studies to support FDA approval of CEM-101, including a thorough QT, or TQT, study to look at cardiac effects, and studies in patients with hepatic insufficiency;
•	$3.6 million to fund the API for our planned Phase 3 trials for the IV formulation of CEM-101;
•	$4.3 million to fund formulation and manufacturing of drug product;
•	$4.0 million to fund our planned Phase 2 trial for Taksta for the treatment of prosthetic joint infections; and
•	the remainder for working capital and other general corporate purposes, including for additional costs and expenses associated with being a public company.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the CEM-101 and Taksta clinical trials. We believe that the net proceeds from this offering and our existing cash and equivalents, together with interest thereon, will be sufficient to fund our operations into 2014.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, under our loan and security agreement with Hercules, we are prohibited from declaring or paying any cash dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CORPORATE CONVERSION

Prior to the closing of this offering, we will convert Cempra Holdings, LLC from a Delaware limited liability company to a Delaware corporation. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. As part of the corporate conversion:

•	holders of our common shares will receive one share of our common stock for each common share held immediately prior to the corporate conversion;
•

holders of our Class A and Class C preferred shares will receive one share of our common stock for each preferred share held immediately prior to the corporate conversion, holders of our Class B preferred shares will receive 1.0984 shares of our common stock for each preferred share held immediately prior to the corporate conversion, and all declared and unpaid yield on the Class A, B and C preferred shares will be converted automatically into shares of our common stock in an amount equal to the dollar amount of the declared and unpaid yield divided by the initial public offering price;

•

options to purchase common shares will become options to purchase one share of our common stock for each share subject to an option held immediately prior to the corporate conversion, at the same exercise price in effect prior to the corporate conversion;

•

each August 2011 Note will be converted automatically into a number of shares of our common stock equal to the aggregate outstanding principal and unpaid accrued interest under the August 2011 Note divided by the initial public offering price; and

•

each August 2011 Warrant will be exercisable for a number of shares of our common stock equal to 25% of the principal amount of the related August 2011 Note divided by the initial public offering price, with a per share exercise price equal to the initial public offering price.

Assuming the effectiveness of the corporate conversion as of September 30, 2011:

•	533,839 outstanding common shares of Cempra Holdings, LLC will convert into an aggregate of 533,839 shares of our common stock;
•

7,591,057 outstanding preferred shares of Cempra Holdings, LLC and all declared and unpaid yield thereon (as of September 30, 2011) will convert into an aggregate of 8,710,633 shares of our common stock, based on the initial public offering price of $12.00 (the mid-point of the price range set forth on the cover of this prospectus);

•

outstanding options to purchase 726,715 common shares of Cempra Holdings, LLC will become options to purchase an aggregate of 726,715 shares of our common stock, with exercise prices ranging from $0.475 to $2.47;

•

the August 2011 Notes and the accrued interest thereon (as of September 30, 2011) will convert into an aggregate of 423,148 shares of our common stock, based on the initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus); and

•

the August 2011 Warrants will convert into warrants to purchase an aggregate of 104,167 shares of our common stock at an exercise price equal to the initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus).

In addition, in connection with the corporate conversion, the Hercules Warrant will be exercisable for shares of our common stock rather than our Class C preferred stock. No other terms of the Hercules Warrant will change as a result of the corporate conversion.

In connection with the corporate conversion, Cempra, Inc. will continue to hold all property of Cempra Holdings, LLC and will assume all of the debts and obligations of Cempra Holdings, LLC. Cempra, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in “Description of Capital Stock.” On the effective date of the corporate conversion, the members of the board of directors of Cempra Holdings, LLC will become the members of Cempra, Inc.’s board of directors and the officers of Cempra Holdings, LLC will become the officers of Cempra, Inc.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 30, 2011:

•	on an actual basis;
•

on a pro forma basis to give effect to: (1) our corporate conversion from a limited liability company to a corporation and, in connection therewith, the conversion of all outstanding common and preferred shares and all declared and unpaid yield thereon (as of September 30, 2011) into an aggregate of 9,244,472 shares of our common stock, based on the assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus); (2) the conversion of outstanding principal and accrued interest (as of September 30, 2011) on the August 2011 Notes into an aggregate of 423,148 shares of our common stock, based upon the assumed initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus); and (3) the filing of a certificate of incorporation in connection with the corporate conversion to authorize 80,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock; and

•

on a pro forma as adjusted basis to additionally give effect to the sale of 6,000,000 shares of our common stock in this offering, assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwritten discounts and commissions and estimated offering expenses payable by us.

For the three-month period from October 1, 2011 to December 31, 2011, the declared and unpaid yield on our outstanding common and preferred shares was $920,000 and the accrued interest on the August 2011 Notes was $125,000.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma(1)		Pro Forma As Adjusted(1)(2)
	(in thousands, except share data) (Unaudited)
Cash and equivalents	$8,972	$8,972	(3)	$75,232

Class A redeemable convertible preferred shares; 21,773,669 shares designated, 2,291,965 shares issued and outstanding, actual; none, pro forma and pro forma as adjusted	25,804	—		—
Class B redeemable convertible preferred shares; 7,692,308 shares designated, 809,717 shares issued and outstanding, actual; none, pro forma and pro forma as adjusted	11,280	—		—
Class C redeemable convertible preferred shares; 42,649,063 shares designated, 4,489,375 shares issued and outstanding, actual; none, pro forma and pro forma as adjusted	56,490	—		—
Shareholders’ equity (deficit)
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual, 5,000,000 shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	—	—		—
Common shares, no par value: 100,000,000 shares authorized, 533,839 issued and outstanding;
Common stock, $0.001 par value: 80,000,000 shares authorized, 9,667,620 shares issued and outstanding, pro forma; 80,000,000 shares authorized, 15,667,620 shares issued and outstanding, pro forma as adjusted	—	16		16
Additional paid-in capital	—	98,726		164,986
Deficit accumulated during the development stage	(92,986)	(92,986)		(92,986)

Total shareholders’ equity (deficit)	(92,986)	5,756		72,016

Total capitalization	$588	5,756		72,016

(1)	The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	On December 20, 2011, we borrowed $10.0 million under the Hercules loan agreement, which amount is not reflected in this table.

The number of shares of our common stock to be outstanding after this offering is based on 533,839 common shares outstanding as of September 30, 2011, and excludes:

•	726,715 common shares issuable upon the exercise of outstanding options under our 2006 Plan as of September 30, 2011, having a weighted average exercise price of $2.00;
•	1,526,316 shares of common stock to be reserved for future issuance under our 2011 Plan, which will become effective upon the corporate conversion;
•

104,167 shares of common stock issuable upon the exercise of the August 2011 Warrants, having an exercise price equal to the initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	up to an aggregate of 39,038 shares of common stock issuable upon the exercise of the Hercules Warrant (issued on December 20, 2011), having an exercise price per share equal to $10.25.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. The historical net tangible book value (deficit) of our common stock as of September 30, 2011 was approximately $(93.0) million, or approximately $(17.35) per share. Historical net tangible book value (deficit) per share is determined by dividing the number of our outstanding common shares into our total tangible assets (total assets less intangible assets) less total liabilities.

On a pro forma basis, after giving effect to our corporate conversion from a limited liability company to a corporation and the conversion of (1) 533,839 outstanding common shares into an aggregate of 533,839 shares of our common stock, (2) 7,591,057 outstanding preferred shares and all declared and unpaid yield thereon (as of September 30, 2011) into an aggregate of 8,710,633 shares of our common stock at an assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus), and (3) all outstanding principal and accrued interest (as of September 30, 2011) on the August 2011 Notes into an aggregate of 423,148 shares of our common stock at the assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus), assuming the conversion occurred on September 30, 2011, our net tangible book value at September 30, 2011 would have been approximately $(9.3) million, or approximately $(0.42) per share.

Investors purchasing in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $12.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been approximately $67.8 million, or approximately $3.97 per share. This represents an immediate increase in pro forma net tangible book value of $4.39 share to existing shareholders, and an immediate dilution in the pro forma net tangible book value of $8.03 per share to investors purchasing in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$12.00
Historical net tangible book value (deficit) per share as of September 30, 2011	$(17.35)
Increase in net tangible book value per share attributable to conversion of convertible preferred shares	16.14
Increase in net tangible book value per share attributable to conversion of August 2011 Notes	0.78
Pro forma net tangible book value per share before this offering	(0.42)
Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering	4.39
Pro forma as adjusted net tangible book value per share after this offering	3.97
Dilution per share to investors purchasing in this offering		$8.03

Assuming the exercise in full of the underwriters’ over-allotment option, our pro forma as adjusted net tangible book value per share after the offering would be $4.34 per share, the increase in our pro forma net tangible book value per share to existing shareholders would be $4.76 per share and the dilution to new investors purchasing in this offering would be $7.66 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2011, the differences between the number of common shares purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and by investors purchasing in this offering at an assumed initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders before this offering	9,667,620	61.70%	$98,651,049	57.81%	$10.20
Investors purchasing in this offering	6,000,000	38.30	72,000,000	42.19	12.00

Total	15,667,620	100%	$170,651,049	100%	$10.89

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $0.36, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options or warrants. If the underwriters’ option to purchase additional shares is exercised in full, the number of common shares held by existing shareholders will be reduced to 58.35% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors purchasing in this offering will be increased to 6,900,000 shares or 41.65% of the total number of shares of common stock to be outstanding upon completion of this offering.

For the three-month period from October 1, 2011 to December 31, 2011, the declared and unpaid yield on our outstanding preferred shares was $920,000 and the accrued interest on the August 2011 Notes was $125,000.

As of September 30, 2011, there were:

•	726,715 shares of common stock issuable upon the exercise of options outstanding under our 2006 Plan with a weighted average exercise price of $2.00; and
•

104,167 shares of common stock issuable upon the exercise of the outstanding August 2011 Warrants, with an exercise price of $12.00 per share, which is equal to the assumed public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus.

Prior to closing this offering, an aggregate of 1,526,316 shares of our common stock will be reserved for issuance under our 2011 Plan. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our 2011 Plan or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors purchasing in this offering.

On December 20, 2011, we issued the Hercules Warrant, which is exercisable for 78,076 shares of common stock at an exercise price per share equal to the lesser of $10.25 per share or the price per share paid by investors in the next round of private equity financing, unless this offering occurs first, in which case the exercise price will be equal to $10.25 per share.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected condensed consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

The selected condensed consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected condensed consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements for those years appearing elsewhere in this prospectus. The selected condensed consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements for those years, which are not included in this prospectus. The selected condensed consolidated statement of operations data for the nine months ended September 30, 2010 and 2011 and the condensed consolidated balance sheet data as of September 30, 2011 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

Condensed Consolidated Statement of Operations Data

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)
	(in thousands except share and per share data)
Total revenue	$-	$-	$-	$-	$-	$-	$-
Operating expenses:
Research and development	1,370	7,269	12,343	13,674	15,475	11,637	15,414
General and administrative	906	1,553	2,931	3,027	3,198	2,485	2,650

Total operating expenses	2,276	8,822	15,274	16,701	18,673	14,122	18,064

Loss from operations	(2,276)	(8,822)	(15,274)	(16,701)	(18,673)	(14,122)	(18,064)

Other income (expense), net	47	747	372	(1,911)	(1,002)	(1,492)	(290)

Net loss	(2,229)	(8,075)	(14,902)	(18,612)	(19,675)	(15,614)	(18,354)
Accretion of redeemable convertible preferred shares	(233)	(1,626)	(2,538)	(2,291)	(3,238)	(2,297)	(2,822)

Net loss attributable to common shareholders	$(2,462)	$(9,701)	$(17,440)	$(20,903)	$(22,913)	$(17,911)	$(21,176)

Basic and diluted loss per share	$(11.21)	$(25.05)	$(39.98)	$(42.57)	$(46.60)	$(36.46)	$(40.49)

Shares used in computation of basic and diluted loss per share	219,535	387,330	484,724	491,077	491,722	491,235	522,943

Pro forma net loss per share - basic and diluted (unaudited)					$(2.36)		$(1.90)

Pro forma shares used in computation of basic and diluted loss per share (unaudited)					8,336,516		9,856,724

Condensed Consolidated Balance Sheet Data

	As of December 31,					As of September 30, 2011
	2006	2007	2008	2009	2010
						(Unaudited)
	(in thousands)
Balance sheet data:
Cash and equivalents	$5,335	$22,736	$9,352	$17,264	$20,048	$8,972
Working capital	5,192	22,098	7,216	8,845	18,339	480
Total assets	5,370	23,300	9,727	17,918	20,533	9,571
Total debt	-	-	-	-	-	5,168
Total shareholders’ equity (deficit)	(2,366)	(11,258)	(28,592)	(49,446)	(72,215)	(92,986)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Condensed Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors.”

Overview

We are a clinical-stage pharmaceutical company focused on developing antibiotics to meet critical medical needs in the treatment of bacterial infectious diseases, particularly respiratory tract infections and chronic and acute stapylococcal infections. Our lead program, CEM-101, which we are developing in both oral and IV formulations initially for the treatment of CABP, one of the most serious infections of the respiratory tract, recently completed a successful Phase 2 clinical trial of the oral formulation for the treatment of CABP demonstrating comparable efficacy to the current standard of care, levofloxacin, with a favorable safety and tolerability profile. Our second program is Taksta, which we are developing in the U.S. as an oral treatment for bacterial infections caused by S. aureus, including MRSA, such as prosthetic joint infections and ABSSSI. We have successfully completed a Phase 2 ABSSSI clinical trial in patients with S. aureus infections, including MRSA, in which Taksta showed a favorable safety and tolerability profile and comparable efficacy to linezolid, the only FDA-approved oral antibiotic for treatment of MRSA. We expect to initiate in 2012 a pivotal Phase 3 trial for oral CEM-101 in patients with CABP and a Phase 2 trial for Taksta in patients with prosthetic joint infections.

We acquired worldwide rights (exclusive of ASEAN countries) to a library of over 500 macrolide compounds, including CEM-101, from Optimer in March 2006. We entered into a long-term supply arrangement with Ercros in March 2011, pursuant to which we have the exclusive right to acquire fusidic acid for the production of Taksta. We believe Ercros is one of only two currently known manufacturers that can produce fusidic acid compliant with the purity required for human use.

We have devoted substantially all of our resources to our drug development efforts, including conducting clinical trials of our product candidates, protecting our intellectual property and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from any source. To date, we have funded our operations primarily through the private placement of convertible preferred shares. From inception in November 2005 through September 30, 2011, we raised a total of $83.3 million from the sale of convertible notes, convertible preferred shares and common shares, including $5.0 million from the sale of unsecured convertible notes with warrants in August 2011.

We have incurred losses in each year since our inception in November 2005. Our net losses were approximately $14.9 million, $18.6 million and $19.7 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $15.6 million and $18.4 million for the nine months ended September 30, 2010 and 2011, respectively. As of September 30, 2011, we had an accumulated deficit of approximately $93.0 million. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs associated with our operations. As a result of our continued losses, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for the three fiscal years ended December 31, 2010, expressing substantial doubt as to our ability to continue as a going concern.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

•	initiate or continue our clinical trials of CEM-101 and Taksta and our other product candidates;
•	operate as a public company;
•	seek regulatory approvals for our product candidates that successfully complete clinical trials;
•	build appropriate manufacturing facilities for the manufacture of, or outsource the manufacture of, any products for which we may obtain regulatory approval;

•	establish our own sales force, or contract with third parties, for the sales, marketing and distribution of any products for which we obtain regulatory approval;
•	maintain, expand and protect our intellectual property portfolio;
•	continue our other research and development efforts;
•	hire additional clinical, quality control, scientific and management personnel; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts.

We do not expect to generate product revenue unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of CEM-101 and Taksta or any of our other product candidates. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operating activities through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds when needed on favorable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

Our Board of Directors approved a 1-for-9.5 reverse stock split of our common and preferred shares on January 12, 2011, which will be effective prior to the corporate conversion. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in our consolidated financial statements and notes to consolidated financial statements have been restated to reflect the 1-for-9.5 reverse stock split on a retroactive basis.

Financial Overview

Revenue

To date, we have not generated revenue from the sale of any products or from any other source. In the future, we anticipate generating revenue from a combination of sales of our products, if approved, whether through our own or a third-party sales force, and license fees, milestone payments and royalties in connection with strategic collaborations regarding any of our product candidates. We expect that any revenue we generate will fluctuate from quarter to quarter. If we or our strategic partners fail to complete the development of CEM-101 or Taksta in a timely manner or obtain regulatory approval for them, or if we fail to develop our own sales force or find one or more strategic partners for the commercialization of approved products, our ability to generate future revenue, and our financial condition and results of operations would be materially adversely affected.

Research and Development Expenses

Since our inception, we have focused our resources on our research and development activities, including conducting pre-clinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings for our product candidates. We recognize our research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•	employee-related expenses, which include salaries, benefits and share compensation expense, for personnel in research and development functions;
•

fees paid to consultants and clinical research organizations, or CROs, in connection with our clinical trials, and other related clinical trial costs, such as for investigator grants, patient screening, laboratory work and statistical compilation and analysis;

•	costs related to acquiring and manufacturing clinical trial materials;
•	costs related to compliance with regulatory requirements;
•	consulting fees paid to third parties related to non-clinical research and development;
•	research supplies; and
•	license fees and milestone payments related to in-licensed technologies.

From inception through September 30, 2011, we have incurred $65.4 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we seek to complete development of CEM-101 for CABP and Taksta for ABSSSI and to further advance our other product candidates.

Our direct research and development expenses consist principally of external costs, such as fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and related clinical trial fees. Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through our clinical development programs, we are advancing CEM-101 and Taksta in parallel primarily for the treatment of CABP and ABSSSI, respectively, as well as for other indications. Through our pre-clinical development programs, we are seeking to develop macrolide product candidates for non-antibacterial indications.

The following table sets forth costs incurred on a program-specific basis for CEM-101 and Taksta, excluding personnel-related costs. Macrolide research includes costs for discovery programs. All employee-related expenses for those employees working in research and development functions are included in “Research and development payroll” in the table, including salary, bonus, employee benefits and share-based compensation. We do not allocate insurance or other indirect costs related to our research and development function to specific product candidates. Those expenses are included in “Indirect research and development expense” in the table.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(in thousands)
Direct research and development expense by program:
CEM-101	$5,926	$5,483	$10,173	$6,938	$13,203
Taksta	3,725	5,878	2,903	2,721	227
Macrolide research	998	260	89	73	111
Research and development personnel cost	1,482	1,520	1,751	1,466	1,483

Total direct research and development expense	12,131	13,141	14,916	11,198	15,024
Indirect research and development expense	212	533	558	439	390

Total research and development expense	$12,343	$13,674	$15,474	$11,637	$15,414

The successful development of our clinical and pre-clinical product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our clinical or pre-clinical product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;
•	future clinical trial results; and
•	the timing of regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We are currently planning our pivotal trial program for CEM-101, which we believe will require three Phase 3 trials, including one trial with oral CEM-101 and two trials with IV CEM-101 stepping down to oral CEM-101. All of these trials will be randomized, double-blinded studies conducted against a comparator drug agreed upon with the FDA, for which we will have to show non-inferiority from an efficacy perspective and acceptable safety and tolerability. We are planning to discuss our proposed pivotal trial program with the FDA at our end of Phase 2 meeting for oral CEM-101, which we expect will occur in the second quarter of 2012. We expect to begin the Phase 3 trial with oral CEM-101 in the second half of 2012. Following completion of our ongoing Phase 1 trial with IV CEM-101, we plan to commence our IV-to-oral Phase 3 trials.

We have successfully completed a Phase 2 clinical trial with Taksta in ABSSSI patients. In this trial, the Taksta loading dose regimen demonstrated a favorable safety and tolerability profile and efficacy that was comparable to linezolid. We have completed a successful end of Phase 2 meeting with the FDA in which we presented our plan to conduct two Phase 3 clinical trials for Taksta as a treatment for ABSSSI; however at this time, we do not intend to commence Phase 3 trials in ABSSSI without a collaborative partner. We plan to initiate a Phase 2 trial with Taksta in patients with prosthetic joint infections in 2012.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, for employees in executive, operational, finance and human resources functions. Other significant general and administrative expenses include professional fees for accounting, legal, and information technology services, facilities costs, and expenses associated with obtaining and maintaining patents.

We expect that our general and administrative expenses will increase with the continued development and potential commercialization of our product candidates and as we operate as a public company. We believe that these increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Other Income (Expense), Net

Interest income consists of interest earned on our cash and equivalents. We expect our interest income to increase following this offering as we invest the net proceeds from this offering pending their use in our operations.

Interest expense in 2009 and 2010 consisted primarily of non-cash interest costs related to changes in the fair value of our Class C purchase option described below. Interest expense in 2011 consists of interest accrued under the August 2011 Notes described below and non-cash interest costs related to changes in the fair value of the warrants issued in connection with that financing.

In August 2011, we issued unsecured convertible notes, referred to as the August 2011 Notes, in the original aggregate principal amount of $5.0 million. The August 2011 Notes bear interest at a rate of 10.0% per annum, mature on August 4, 2012 and preclude us from incurring any other debt in excess of $0.5 million or granting a security interest in any of our assets without the consent of the noteholders. These notes will convert into shares of common stock in connection with this offering. Additionally, we granted warrants to the holders of the August 2011 Notes, which, after the closing of this offering, will be exercisable for shares of common stock with an exercise price equal to the initial public offering price.

In connection with closing of the first tranche of our Class C redeemable convertible preferred share financing in 2009, the investors had the option to purchase a pro rata amount of Class C preferred shares in the second tranche at any time prior to the earlier of the closing of the second tranche or September 30, 2010. In accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 480, Distinguishing Liabilities from Equity, we allocated $5.2 million of the Class C proceeds to the fair value of this purchase option, referred to as the Class C purchase option, and recorded it as a liability at the closing of the first tranche of Class C preferred shares. At each reporting period and immediately prior to conversion, any change in the fair value of the Class C purchase option was recorded as interest expense or income. We measured the fair value of the Class C purchase option based upon contemporaneous valuations and utilized the Black-Scholes option-pricing model at each balance sheet date. The Class C purchase option was automatically exercised for Class C preferred shares at the time of the closing of the second tranche of our Class C preferred share offering in April 2010 and, accordingly, the Class C purchase option was converted to Class C preferred shares.

We also reported other income of $0.5 million during the year ended December 31, 2010 due to our receipt of a qualifying therapeutic discovery project tax credit in this amount pursuant to Section 48D of the Internal Revenue Code. We did not have any other items of other income or expense during the years ended December 31, 2008 and 2009.

Accretion of Redeemable Preferred Shares

Our redeemable convertible preferred shares were initially recorded on our balance sheet at their cost, less associated issuance costs. The amount reflected on the balance sheet for our convertible preferred shares is increased by periodic accretion so that the amount reflected on the balance sheet will equal the aggregate redemption price at the redemption date. Since inception, we have recorded cumulative accretion related to share issuance costs of $0.2 million.

Yield is cumulative and payable to the holders of preferred shares in advance of any distributions on common shares but only when, if and as declared by our board of directors. The holders of Class C preferred shares have been earning an annual yield at a rate of 8.0% of the original purchase price since May 13, 2009. Through May 13, 2009, the holders of Class A preferred shares and Class B preferred shares earned an annual yield at a rate of 8.0% of the original purchase price. Since inception, we have recorded cumulative yield of $12.5 million as of September 30, 2011 through periodic accretions which increase the carrying value of the preferred shares and is charged against additional paid-in capital to the extent available or shareholders’ equity (deficit).

The Class C holders have the right and option, after the fifth anniversary of the original issue date, or May 13, 2014, by a vote of 60% of the Class C holders (including at least one of two specified holders), to require us to redeem the Class C shares at a redemption price equal to the original price per share plus all cumulative and undeclared yield. If the Class C holders elect to redeem their shares, the Class A and Class B holders have the right and option, by a vote of holders of two-thirds of the Class A and Class B shares, voting together as a single class, to require us to redeem the Class A and Class B shares at a redemption price equal to the original price per share plus all cumulative and undeclared dividends.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation, on an ongoing basis. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements included in this prospectus. We believe the following accounting policies to be most critical to the judgments and estimates used in preparation of our financial statements and such policies have been reviewed and discussed with our audit committee.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable vendor personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued expenses include:

•	fees paid to CROs in connection with pre-clinical or clinical trials;
•	fees paid to investigative sites in connection with clinical trials;
•	milestone payments; and
•	unpaid salaries, wages and benefits.

We accrue our expenses related to clinical trials based on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. We do not currently anticipate the future settlement of existing accruals to differ materially from our estimates.

Valuation of Financial Instruments

Purchase Option Liability

We accounted for our Class C purchase option in accordance with FASB ASC Topic 480, Distinguishing Liabilities from Equity, which requires that a financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity regardless of the timing or likelihood of the redemption, shall be classified as a liability. We measured the fair value of the Class C purchase option based upon contemporaneous valuations and utilized the Black-Scholes option-pricing model at each balance sheet date. We recorded changes in fair value of the Class C purchase option as interest income or expense.

The significant assumptions we used in estimating the fair value of the Class C purchase option included the strike price, estimated volatility, risk-free interest rate, estimated fair value of the Class C preferred shares, and the estimated life of the Class C purchase option. These assumptions were used to establish an expected set of cash flows which were probability-weighted and present valued to determine a fair value.

The Class C purchase option was automatically exercised for Class C preferred shares at the time of the closing of the second tranche of our Class C preferred share offering in April 2010 and, accordingly, the Class C purchase option liability was converted to Class C preferred shares.

Share-Based Compensation

In accordance with FASB ASC Topic 718, Stock Compensation, as modified or supplemented, we measure compensation cost for share-based payment awards granted to employees and non-employee directors at fair value using the Black-Scholes option-pricing model. We recognize compensation expense on a straight-line basis over the service period for awards expected to vest. Share-based compensation cost related to share-based payment awards granted to non-employees is adjusted each reporting period for changes in the fair value of our shares until the measurement date. The measurement date is generally considered to be the date when all services have been rendered or the date that options are fully vested.

Share-based compensation expense includes options granted to employees and non-employees and has been reported in our statements of operations as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(in thousands)
Research and development	$37	$48	$58	$49	$124
General and administrative	56	75	108	77	211

Total	$93	$123	$166	$126	$335

We calculate the fair value of share-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of subjective assumptions, including share price volatility, the expected life of options, risk-free interest rate and the fair value of the underlying common shares on the date of grant. In developing our assumptions, we take into account the following:

•

we do not have sufficient history to estimate the volatility of our common share price. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future option grants;

•	we determine the risk-free interest rate by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant;
•	the assumed dividend yield is based on our expectation of not paying dividends in the foreseeable future;
•	we determine the average expected life of options based on the mid-point between the vesting date and the contractual term; and
•	we estimate forfeitures based on our historical analysis of actual option forfeitures.

The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2008, 2009, and 2010, and for the nine months ended September 30, 2011, are set forth below:

	Year Ended December 31,						Nine Months Ended September 30, 2011
	2008		2009		2010
							(Unaudited)
	Employees	Non- employees	Employees	Non- employees	Employees	Non- employees	Employees	Non- employees
Volatility	62.2%	60.3%	83.1%	81.9%	75.2%	76.7%	73.9%	N/A
Risk-free interest rate	3.08%	3.03%	2.97%	3.02%	2.22%	3.13%	2.48%	N/A
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	N/A
Expected life of options (in years)	6.0	6.0	6.1	9.6	5.9	9.1	6.1	N/A

The following table presents the grant dates, number of underlying shares and related exercise prices of options granted to employees and non-employees, including non-employee directors, from January 1, 2010 through September 30, 2011, as well as the estimated fair value of the options and the underlying common shares on the grant date.

Date of Grant	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date	Reassessed Fair Market Value Per Common Share
February 2, 2010	46,890	$2.09	$2.09	$2.09
February 19, 2010	1,053	$2.09	$2.09	$2.09
July 28, 2010	167,585	$2.09	$2.09	$2.09
December 8, 2010	176,083	$2.09	$2.09	$4.275
March 1, 2011	101,772	$2.28	$2.28	$5.035

The estimated fair value per common share in the table above represents the determination by our board of directors of the fair value of our common shares as of the date of grant, taking into consideration various objective and subjective factors, including the conclusions of valuations of our common shares, as discussed below.

Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the exercise price for option grants was determined in good faith by our board of directors, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

•	the common shares underlying the option involved illiquid securities in a private company;
•

the prices of our Class A, Class B and Class C preferred shares sold by us primarily to outside investors in arm’s length transactions, and the rights, preferences and privileges of the preferred shares relative to the common shares;

•	our results of operations, financial position and the status of our research and development efforts, including the status of clinical trials for our product candidates under development;
•	the composition of, and changes to, our management team and board of directors;
•	the material risks related to our business;
•	our business strategy;
•	achievement of enterprise milestones, including the results of clinical trials and our entry into or termination of collaboration and license agreements;
•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to us;
•	the likelihood of achieving a liquidity event for the holders of our common shares and options, such as, an initial public offering given prevailing market conditions;
•	external market conditions affecting the life sciences and biotechnology industry sectors; and
•	contemporaneous valuations of our common shares prepared by independent third-party consultants.

Option Grants in February 2010

Our board of directors granted options on February 2, 2010 and on February 19, 2010, with each option having an exercise price of $2.09 per share. In establishing this exercise price, in addition to the objective and subjective factors discussed above, our board of directors also considered input from management, as well as the most recent available common share valuation as of May 13, 2009. Pursuant to the May 13, 2009 contemporaneous valuation, the fair value of our common shares was determined to be $2.09 per share.

In the May 13, 2009 contemporaneous valuation, the two market approaches used to determine the fair market value of our equity were the Direct Market Data Method and a limited guideline public company analysis. Estimates from these methods were then utilized within an income approach, the Discounted Future Returns Model. For purposes of the discounted future returns method, our estimated future revenues from the sale or licensing of product candidates and earnings before interest, tax, depreciation and amortization (or EBITDA) were estimated for 2010 – 2015, the period which a liquidity event was expected. Once the fair market value of our equity was determined, it was allocated among our preferred and common shares outstanding using the probability weighted expected return method, or PWERM. Under the PWERM approach, share value is derived from the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The fair value of our common shares was estimated using a probability-weighted analysis of the present value of the returns afforded to common shareholders under two future shareholder exit or liquidity event scenarios: an initial public offering, or IPO, and a private sale to a larger private or public company.

In the May 13, 2009 contemporaneous valuation, a probability weighting was used for each exit event scenario. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our various drug development programs, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The expected timing of either of these exit events occurring was 2.8 years from the valuation date.

In the May 13, 2009 contemporaneous valuation, we applied a discount for lack of marketability of 40% to reflect the fact that our common shares represented a minority interest in our company and there was no market mechanism to sell these shares. A common shareholder would have to wait for a liquidity event such as an IPO or a sale of our company to enable the sale of the common shares. We used an option pricing model to determine the value of this lack of marketability. We also applied an additional 10% discount to reflect the incremental risk from both scientific and financial risk factors.

The board of directors then determined that the events and circumstances that occurred between May 13, 2009 and February 2010 did not indicate a significant change in the fair value of our common shares during that period. The additional specific facts and circumstances considered by our board of directors for the February 2010 valuations included the following:

•	the second tranche of our Class C redeemable preferred share financing was anticipated to close in the first half of 2010; and
•	two newly elected directors joined our board of directors.

Based on all of these factors, our board of directors determined that the fair value of our common shares at both February 2, 2010 and February 19, 2010 was $2.09 per share. In connection with the preparation of our consolidated financial statements included in this prospectus, we reassessed the fair value of our common shares for financial reporting purposes at February 2, 2010 and February 19, 2010 and determined that no adjustment was necessary.

Option Grants on July 28, 2010

Our board of directors granted options on July 28, 2010 with each option having an exercise price of $2.09 per share. In establishing this exercise price, in addition to the objective and subjective factors discussed above, our board of directors also considered input from management, as well as the most recent available common share valuation completed in May 2010 performed contemporaneously as of December 31, 2009 pursuant to which the fair value of our common shares was determined to be $1.71 per share.

In the December 31, 2009 contemporaneous valuation, the discounted cash flow, or DCF, method, which is an accepted method within the income approach, was used to determine the fair market value of our equity. Once the fair market value of our equity was determined, it was allocated among our preferred and common shares outstanding using the option pricing method. These methods are outlined in the AICPA Practice Aid and are discussed in further detail below.

To reach enterprise value as of December 31, 2009, a valuation using DCF methodology at the valuation date was performed. Under the DCF method, the fair value of the business is estimated based on the stream of benefits investors expect to receive, the timing of such benefits and the risk borne by investors.

Once the enterprise value pursuant to the DCF analyses was determined, the enterprise value was allocated among our various classes of shares outstanding based on the characteristics of each such class and its claim on our assets. Our equity outstanding as of the valuation date included preferred shares, common shares and the Class C purchase option. Stock characteristics that were factored into the analyses included liquidation preferences, participation features, convertibility features and value sharing between classes of shares. Since the proceeds of any liquidation event are to be divided among the holders of our preferred shares prior to any distribution to the holders of our common shares, it was determined that the common shares have the nature of a call option, with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated. Accordingly, the option pricing method was used to estimate the value of our common shares. Under the option pricing method, taken into account were the relative seniority, rights, liquidation preferences and conversion ratios of the convertible preferred shares, common shares and the Class C purchase option as of the valuation date under the following two future shareholder exit or liquidity event scenarios: a sale of our company, referred to as the Sale scenario; and an IPO if we were not sold, referred to as the IPO scenario.

Restricted securities can generally be purchased at prices substantially below those of identical but freely marketable securities due to the very real risk of market decline inherent in holding restricted securities. As such the valuation relied on the Finnerty Model, which relates discount for lack of marketability to the length of the holding period for unregistered equity in a publicly traded corporation’s stock, and the volatility of the underlying publicly traded equity. Using assumptions previously determined for the application of the option pricing model at the valuation date, the Finnerty Model indicated a discount for lack of marketability of approximately 15% for the common shares. As such, a discount for lack of marketability of 15% was applied. The discount for lack of marketability used in the December 31, 2009 valuation was lower than the discount for lack of marketability used in the May 13, 2009 valuation because the December 31, 2009 valuation assumed that a liquidity event would occur in a shorter period from the date of the valuation than did the May 13, 2009 valuation.

The fair market value of our common shares was estimated using the option pricing method utilizing the binomial model described above, with the following assumptions for each scenario: Sale scenario: a risk-free interest rate of 0.5%, a dividend yield of 0%, volatility of the expected market value of our total invested equity of approximately 66.0%, and an expected term of one year; and IPO scenario: a risk-free interest rate of 1.0%, a dividend yield of 0%, volatility of the expected market value of our total invested equity of approximately 66.0% and an expected term of 1.75 years. Based on the foregoing, it was determined by the contemporaneous valuation that the fair value of our common shares in December 2009 was $1.71 per share.

The board of directors then determined that there were events and circumstances that occurred between December 31, 2009 and July 2010 that indicated the fair value of our common shares should remain at the $2.09 as had been determined by the board in February 2010. The additional specific facts and circumstances considered by our board of directors for its July 2010 valuation included:

•	our having received $20.5 million from the closing of the second tranche of our Class C redeemable preferred share financing in April 2010;
•	preparation for enrollment in our CEM-101 Phase 2 oral trial that commenced in July 2010; and
•	our having received favorable Taksta Phase 2 clinical trial data in July 2010.

Based on all of these factors, the board determined that the fair value of our common shares at July 28, 2010 was $2.09 per share. In connection with the preparation of our consolidated financial statements included in this prospectus, we reassessed the fair value of our common shares for financial reporting purposes at July 28, 2010 and determined that no adjustment was necessary.

Option Grants on December 8, 2010

Our board of directors granted options on December 8, 2010, with each option having an exercise price of $2.09 per share.

In connection with the preparation of our consolidated financial statements included in this prospectus, after giving consideration to the estimated values that could be obtained in an IPO in the first quarter of 2012 and based on market and other conditions, we determined in September 2011, that the grant date fair value of the options granted on December 8, 2010 required adjustment. Accordingly, we reassessed the fair value of our common shares at December 8, 2010 for financial reporting purposes. In light of current market factors in the third quarter of 2011, we used a PWERM approach to retrospectively reassess the value of our common shares as of December 8, 2010.

In reassessing the fair value of our common shares, the board of directors considered the factors in their previous assessment of the December 8, 2010 fair value assessment, including:

•	in September 2010, we commenced enrollment of patients in our CEM-101 Phase 2 oral trial;
•	in September 2010, we commenced enrollment of healthy volunteers in our Phase 1 IV trial of CEM-101;
•	in October 2010, we had a successful end of Phase 2 meeting with the FDA on Taksta for ABSSSI; and
•	in December 2010, we began significant discussions with potential partners for Taksta for ABSSSI.

In August 2011, we decided to pursue an initial public offering of our common shares and held an organizational meeting with underwriters. In light of this fact, management determined that it was prudent to reassess its previous determination of fair market value of common stock. Accordingly, a retrospective valuation was performed as of December 31, 2010 using a discounted cash flow, or DCF, method, which is an accepted method within the income approach, to determine the fair market value of our equity. To arrive at an average enterprise value, a DCF was prepared utilizing various scenarios, including: partnership funding for one or both CEM-101 and Taksta; an acquisition of one or both CEM-101 and Taksta; an acquisition of the entire company; partial partnership of one product candidate and no additional efforts on the other product candidate; and/or a liquidation of the company. In each of these scenarios, we prepared a discounted cash flow assessment, which included product revenue as early as 2015 and income from operations beginning in 2018. Once the fair market value for our equity was determined, it was allocated among our preferred and common shares using the probability weighted return method or PWERM. Under the PWERM approach, share value is derived from the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The fair value of our common shares was estimated using a probability-weighted analysis of the present value of the returns afforded to common shareholders under eight future shareholder exit or liquidity event scenarios, including an IPO, a sale to a larger private or public company, and a liquidation of our company, each with different timelines and valuations. We discounted the probability-weighted cash flows from each liquidation date to the valuation date using our weighted-average cost of capital. In the retrospective valuation, the weightings previously assigned to an IPO exit scenario were updated to assign additional weighting to these outcomes. In addition, the timing of the exit scenarios was also updated in order to be consistent with the assumed IPO timeline established by management with the underwriters in August 2011.

After applying a discount for lack of marketability of 10%, the retrospective valuation indicated a fair market value of $4.28 per share. Restricted securities can generally be purchased at prices substantially below those of identical but freely marketable securities due to the very real risk of market decline inherent in holding restricted securities. As such the valuation relied on the Finnerty Model, which relates discount for lack of marketability to the length of the holding period for unregistered equity in a publicly traded corporation’s stock, and the volatility of the underlying publicly traded equity. Using assumptions previously determined for the application of the option pricing model at the valuation date, the Finnerty Model indicated a discount for lack of marketability of approximately 10% for the common shares. As such, a discount for lack of marketability of 10% was applied. The increase in the fair market value from $2.09 per common share at July 28, 2010 to $4.28 per common share at December 8, 2010, was primarily driven by the timing of the exit scenarios and the weightings assigned to the liquidity events. The timing of the exit scenarios was updated to reflect our discussions with underwriters in August of 2011 surrounding our IPO. In the reassessment of our fair market value of common stock as of December 8, 2010, we assigned 52.5% probability to the IPO scenarios; 17.5% probability to the merger and acquisition scenarios; and 30% to the liquidation scenario.

Based on these factors, our board of directors determined that the retrospectively reassessed fair value of our common shares for financial reporting purposes at December 8, 2010 was $4.28 per share. The compensation charges reflected in our consolidated financial statements included in this prospectus reflect the reassessments of fair value that we conducted with respect to the December 8, 2010 option grants in the nine-month period ended September 30, 2011. No adjustment was recorded for the year ended December 31, 2010, as such amounts were immaterial.

Option Grants on March 1, 2011

Our board of directors granted options on March 1, 2011, with each option having an exercise price of $2.28 per share.

In connection with the preparation of our consolidated financial statements included in this prospectus, after giving consideration to the estimated values that could be obtained in an IPO in the first quarter of 2012 and based on market and other conditions, we determined in September 2011, that the grant date fair value of the options granted on March 1, 2011 required adjustment. Accordingly, we reassessed the fair value of our common shares at March 1, 2011 for financial reporting purposes. In light of current market factors in the third quarter of 2011, we used a PWERM approach to retrospectively reassess the value of our common shares as of March 1, 2011.

In reassessing the fair value of our common shares, the board of directors considered the factors in their previous assessment of the March 1, 2011 fair value assessment, including:

•

in March 2011, the Data Safety Monitoring Board concluded that our Phase 2 oral trial of CEM-101 would need no further meetings with that body, based upon the safety and efficacy data it had reviewed to date; and

•	we were in active discussions with multiple potential partners to potentially license multiple territories and channels for Taksta.

In August 2011, we decided to pursue an initial public offering of our common shares and held an organizational meeting with underwriters. In light of this fact, management determined that it was prudent to reassess its previous determination of fair market value of our common shares. Accordingly, a retrospective valuation was performed as of March 31, 2011 using a DCF method, which is an accepted method within the income approach, to determine the fair market value of our equity. To arrive at an average enterprise value, a DCF was prepared utilizing various scenarios, including: partnership funding for one or both CEM-101 and Taksta; an acquisition of one or both CEM-101 and Taksta; an acquisition of the entire company; partial partnership of one product candidate and no additional efforts on the other product candidate; and/or a liquidation of the company. In each of these scenarios, we prepared a discounted cash flow assessment, which included product revenue as early as 2015 and income from operations beginning in 2018. Once the fair market value for our equity was determined, it was allocated among our preferred and common shares using the probability weighted return method or PWERM. Under the PWERM approach, share value is derived from the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The fair value of our common shares was estimated using a probability-weighted analysis of the present value of the returns afforded to common shareholders under eight future shareholder exit or liquidity event scenarios, including an IPO, a sale to a larger private or public company, and a liquidation of our company, each with different timelines and valuations. We discounted the probability-weighted cash flows from each liquidation date to the valuation date using our weighted-average cost of capital. In the retrospective valuation, the weightings previously assigned to an IPO exit scenario were updated to assign additional weighting to these outcomes. In addition, the timing of the exit scenarios was also updated in order to be consistent with the assumed IPO timeline established by management with the underwriters in August 2011.

After applying a discount for lack of marketability of 10%, the retrospective valuation indicated a fair market value of $5.04 per share. Restricted securities can generally be purchased at prices substantially below those of identical but freely marketable securities due to the very real risk of market decline inherent in holding restricted securities. As such the valuation relied on the Finnerty Model, which relates discount for lack of marketability to the length of the holding period for unregistered equity in a publicly traded corporation’s stock, and the volatility of the underlying publicly traded equity. Using assumptions previously determined for the application of the option pricing model at the valuation date, the Finnerty Model indicated a discount for lack of marketability of approximately 10% for the common shares. As such, a discount for lack of marketability of 10% was applied. The increase in the fair market value from $4.28 per common share at December 8, 2010 to $5.04 per common share at March 1, 2011, was primarily driven by the timing of the exit scenarios and the weightings assigned to the liquidity events. The timing of the exit scenarios was updated to reflect our discussions with underwriters in August of 2011 surrounding our IPO. We assigned 62.5% probability to the IPO scenarios; 17.5% probability to the merger and acquisition scenarios; and 20% to the liquidation scenario. These scenarios were more heavily weighted towards an IPO scenario on or before March 2012, which indicated a higher enterprise valuation than the other scenarios. In addition, as previously described, we discounted the probability-weighted cash flows from each liquidation date to the valuation date using our weighted-average cost of capital. As the remaining time between the valuation date and the most probable scenario, or IPO scenario, of March 31, 2012 decreased, the impact of the discount applied also decreased. These factors led to increase in value associated with our equity.

Based on these factors, the board determined that the retrospectively reassessed fair value of our common shares for financial reporting purposes at March 1, 2011 was $5.04 per share. The compensation charges reflected in our consolidated financial statements included in this prospectus reflect the reassessments of fair value that we conducted with respect to the March 1, 2011 option grants in the nine months ended September 30, 2011.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance; the time to completing an IPO, a strategic merger or sale, or other liquidity event; and the timing and probability of continuing to successfully progress our various product candidates toward commercialization, as well as determinations of the appropriate valuation methods. If different assumptions had been applied in the valuations, our share-based compensation expense, net loss and net loss per share could have been significantly different. While the assumptions used to calculate and account for share-based compensation awards represents management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, our share-based compensation expense could vary significantly from period to period.

Despite the fact that there have been no additional stock option grants since March 1, 2011, we performed a contemporaneous valuation of the fair market value of our common stock at August 1, 2011 and again at September 30, 2011, which indicated a fair market value of $6.64 per common share and $8.45 per common share at each valuation date, respectively.

In both the August 1, 2011 and the September 30, 2011 contemporaneous valuations, the discounted cash flow, or DCF, method was consistently applied to determine the fair market value of our equity or enterprise value. Once the fair market value for the equity was determined, it was allocated among our preferred and common shares using the probability weighted return method, or PWERM. The fair value of our common shares was estimated using a probability-weighted analysis of the present value of the returns afforded to common shareholders under eight future exit or liquidity event scenarios, including: an initial public offering, or IPO; a sale to a larger private or public company; and a liquidation of the company; each with different timelines and valuations. We discounted the probability-weighted cash flows from each liquidation date to the valuation date using its weighted-average cost of capital. In the September 30, 2011 contemporaneous valuation, we assigned additional weighting to the IPO exit scenarios, which was based primarily on the consideration of our successes in its various drug development programs, increased discussions with potential partners for Taksta and the planned filing of the registration statement on Form S-1 in October 2011. In addition, the other qualitative factors considered in the August 1, 2011 and September 30, 2011 contemporaneous valuations, included:

•	In June 2011, we completed enrollment in the Phase 2 trial of oral CEM-101;
•	In July 2011, top-line data indicated efficacy and safety for the Phase 2 trial of oral CEM-101;
•	In August 2011, the Phase 2 data from the oral trial of CEM-101 indicated comparable efficacy and safety to the comparable product in the trial;
•	In August 2011, subsequent to the data publication, we hired a consultant in the Japanese market to seek partner candidates for CEM-101;
•	In August and September 2011, increased interest in partnerships for Taksta was identified and successful meetings held with potential partners; and
•	In August and September 2011, interest in CEM-101 significantly increased within our industry given the positive Phase 2 data.

In both the August 1, 2011 and the September 30, 2011 contemporaneous valuations, we applied a discount for lack of marketability of 10%. The valuation relied on the Finnerty Model, which relates discount for lack of marketability to the length of the holding period for unregistered equity in a publicly traded corporation’s stock, and the volatility of the underlying publicly traded equity. Using assumptions previously determined for the application of the option pricing model at the valuation date, the Finnerty Model indicated a discount for lack of marketability of approximately 10% for the common shares. As such, a discount for lack of marketability of 10% was applied.

The increases in the fair market value from $5.04 per common share at March 1, 2011 to $6.64 per common share at August 1, 2011 and to $8.45 per common share at September 30, 2011, were primarily driven by two items. First, the weightings of the exit scenarios was updated to reflect our discussions with underwriters surrounding its planned IPO, which indicated an IPO scenario on or before March 2012. The weightings associated with the exit scenarios were as follows as of March 1, 2011, August 1, 2011 and September 30, 2011, respectively:

Exit Scenario	March 1, 2011	August 2, 2011	September 30, 2011

IPO	62.5%	72.5%	75.0%
Merger or acquisition	17.5%	17.5%	17.5%
Liquidation	20.0%	10.0%	7.5%

The change in the scenario weightings over these time periods increased the value per common share, as estimated exit value associated with the IPO scenarios were greater than the liquidation scenario. Second, as previously described, we discounted the probability-weighted cash flows from each liquidation date to the valuation date using our weighted-average cost of capital. As the remaining time between the valuation date and the most probable scenario, or IPO scenarios, of March 31, 2012 decreased in each of the respective valuations, the impact of the discount applied also decreased. These quantitative elements, coupled with the qualitative factors described above, led to increase in value associated with our equity.

While the midpoint of the currently estimated range of the initial public offering price of $12.00 per share is greater than the most recent value of common stock of $8.46 per share determined by our board of directors on September 30, 2011, there are several factors that explain this difference. In August of 2011 we held our “organizational meeting” for our initial public offering; in October 2011 we filed the registration statement of which this prospectus is a part; in November 2011 we filed our first amendment to the registration statement; and in December 2011 we filed our second amendment to the registration statement. All of these actions signaled that an initial public offering was becoming more likely, which would further result in liquidity for the common shares and elimination of the superior rights and preferences of the preferred shares. Accordingly, these facts positively affected the assumptions of the expected type, timing and likelihood of possible liquidity scenarios, with even further probability of an IPO scenario. The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred shares have converted into common stock in connection with the initial public offering, and therefore excludes any marketability or illiquidity discount for our common stock and also excludes the superior rights and preferences of our preferred shares, which were appropriately taken into account in the board’s fair market value determination in September 2011.

As noted above, our board of directors estimated the fair value of our common stock during these periods based on contemporaneous valuations performed. We believe that the composition of our board of directors resulted in a fair and reasonable view of the stock value and, together with the valuations performed, resulted in a fair valuation of our common stock.

Results of Operations

Comparison of Nine Months Ended September 30, 2010 and Nine Months Ended September 30, 2011

The following table summarizes the results of our operations for each of the nine months ended September 30, 2010 and 2011, together with the changes in those items in dollars and as a percentage:

	Nine Months Ended September 30,		Increase/ (Decrease)%
	2010	2011
	(Unaudited, in thousands)
Revenue	$-	$-	$-	-
Research and development expense	11,637	15,414	3,777	32.5%
General and administrative expense	2,485	2,650	165	6.6%
Other income (expense), net	(1,492)	(290)	1,202	80.6%

Revenue

We did not recognize any revenue for the nine months ended September 30, 2010 and 2011.

Research and Development Expense

Research and development expense increased by $3.8 million, or 32.5%, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. Increases in direct expenses incurred for CEM-101 were significantly offset by decreases in direct expenses incurred for Taksta. Enrollment of patients in the oral Phase 2 trials of CEM-101 was the primary cause of the increase in direct research and development expenses of $6.3 million, or 90.3%, during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. We did not conduct any clinical trials for Taksta in 2011, which resulted in decreased direct research and development expenses of $2.5 million, or 91.7%, during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, when Taksta was completing its Phase 2 clinical trial. Indirect research and development expenses decreased by $48,000, or 11.0%, during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 as a result of decreased consulting costs.

Included in direct research and development payroll expense were share-based compensation charges of $48,000 and $0.1 million for the nine months ended September 30, 2010 and 2011, respectively.

General and Administrative Expense

General and administrative expense increased $0.2 million, or 6.6%, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 due to a increase in legal, accounting and tax services, partially offset by decreases in employee costs and information technology services.

Included in general administrative expense were share-based compensation charges of $77,000 and $0.2 million for the nine months ended September 30, 2010 and 2011, respectively.

Other Income (Expense), Net

Other income (expense), net decreased by $1.2 million, or 80.6%, in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 due to lower charges in 2011 than in 2010 related to fair value adjustments on warrant liabilities and the Class C purchase option liability.

Comparison of Year Ended December 31, 2009 and Year Ended December 31, 2010

The following table summarizes the results of our operations for each of the years ended December 31, 2009 and 2010, together with the changes in those items in dollars and as a percentage:

	Year Ended December 31,		Increase/ (Decrease)%
	2009	2010
	(in thousands)
Revenue	$-	$-	$-
Research and development expense	13,674	15,475	1,801	13.2%
General and administrative expense	3,027	3,198	171	5.6%
Other income (expense), net	(1,911)	(1,002)	909	47.6%

Revenue

We did not recognize any revenue for the years ended December 31, 2009 and 2010.

Research and Development Expense

The increase in research and development expense of $1.8 million, or 13.2%, for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to increases in direct expenses incurred for CEM-101 that were significantly offset by the decrease in direct expenses incurred for Taksta. CEM-101 direct research and development expenses increased by $4.7 million, or 85.5%, for the year ended December 31, 2010 compared to the year ended December 31, 2009 due to our conducting four Phase 1 clinical trials for CEM-101 during 2010, including the large Phase 1 dose escalation trial, in addition to commencing enrollment in the oral CEM-101 Phase 2 trial in the second half of 2010. During the year ended December 31, 2009, CEM-101 had two Phase 1 trials enrolling, including one that had commenced enrollment in late September 2008. Taksta direct research and development expenses decreased by $3.0 million, or 50.6%, for the year ended December 31, 2010 compared to the year ended December 31, 2009, due to the completion of the Taksta Phase 2 trial in the first half of 2010. In 2009, clinical activity for Taksta included the completion of one Phase 1 clinical trial and the commencement of enrollment in the Phase 2 trial.

Included in direct research and development payroll expense were share-based compensation charges of $49,000 and $58,000 for the years ended December 31, 2009 and 2010, respectively.

General and Administrative Expense

The increase in general and administrative expense of $0.2 million, or 5.6%, for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily related to the hiring of our Chief Financial Officer in February 2010 and additional board member fees due to the addition of a new director partially offset by decreases in consulting and market research expenses.

Included in general administrative expenses were share-based compensation charges of $75,000 and $0.1 million for the years ended 2009 and 2010, respectively.

Other Income (Expense), Net

The increase in other income (expense), net of $0.9 million, or 47.6%, in 2010 compared to 2009 was primarily due to our receipt of $0.5 million under the qualifying therapeutic discovery project tax credit pursuant to Section 48D of the Internal Revenue Code and to $0.4 million less interest expense related to the change in the fair value of the Class C purchase option in 2010.

Comparison of Year Ended December 31, 2008 and Year Ended December 31, 2009

The following table summarizes the results of our operations for each of the years ended December 31, 2008 and 2009, together with the changes in those items in dollars and as a percentage:

	Year Ended December 31,		Increase/ (Decrease)%
	2008	2009
	(in thousands)
Revenue	$-	$-	$-
Research and development expense	12,343	13,674	1,331	10.8%
General and administrative expense	2,931	3,027	96	3.3%
Other income (expense), net	372	(1,911)	(2,283)	(613.7)%

Revenue

We did not recognize any revenue for the years ended December 31, 2008 and 2009.

Research and Development Expense

The increase in research and development expense of $1.3 million, or approximately 10.8%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to increases in direct expenses incurred for Taksta that were partially offset by a decrease in direct expenses incurred for CEM-101 and to a decrease in macrolide research expenses. CEM-101 direct research and development expenses decreased by $0.4 million, or approximately 7.5%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the completion of the Phase 1 multiple dose trial in 2009. Taksta direct research and development expenses increased by $2.2 million, or approximately 57.8%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the completion of one Phase 1 clinical trial and the commencement of enrollment for the Taksta Phase 2 trial during 2009. In 2008, clinical activity for Taksta included the commencement of one Phase 1 trial in the fourth quarter. Macrolide research decreased by $0.7 million, or approximately 74.0%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the transitioning of our clinical focus to our CEM-101 and Taksta programs.

Included in direct research and development payroll expense were share-based compensation charges of $37,000 and $49,000 for the year ended December 31, 2008 and 2009, respectively.

General and Administrative Expense

The increase in general and administrative expense of $96,000, or 3.3%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 was caused primarily by increases in salaries and wages attributable to hiring new employees in 2009, partially offset by decreases in professional fees.

Included in general and administrative expenses were share-based compensation charges of $56,000 and $75,000 for the year ended December 31, 2008 and 2009, respectively.

Other Income (Expense), Net

The decrease in other income (expense), net of $2.3 million, or 613.7%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 was attributable to interest expense of $1.9 million recorded as a result of the change in the fair value of our Class C purchase option and a $0.4 million decrease in interest income resulting from lower interest rates in 2009 as compared to 2008.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception in November 2005 through September 30, 2011, we have funded our operations primarily with $83.3 million from the sale of convertible notes, convertible preferred shares and common shares.

The gross proceeds we have received from the issuance and sale of our convertible notes and preferred shares are as follows:

Issue	Year	Number of Shares	Gross Proceeds
			(in thousands)
Class A	2006	789,191	$7,497	(1)
Class A	2007	1,557,895	14,800
Class B	2007	809,717	10,000
Class C	2009	2,488,686	25,500
Class C	2010	2,000,700	20,500
August 2011 Notes	2011	-	5,000

(1)	Includes $3,197 of converted notes payable and accrued interest.

As of September 30, 2011, we had cash and equivalents of approximately $9.0 million. In August 2011, we raised an additional $5.0 million through the issuance of the August 2011 Notes and August 2011 Warrants. The August 2011 Notes bear interest at the rate of 10.0% per annum and mature on August 4, 2012.

In December 2011, we entered into a $20.0 million loan and security agreement with Hercules pursuant to which we borrowed $10.0 million upon closing. The principal amount outstanding under the initial $10.0 million advance bears interest at the greater of (i) 9.55%, or (ii) the sum of 9.55% plus the prime lending rate, as published by the Wall Street Journal, minus 3.25% per annum. If, after closing of the initial $10.0 million loan, we receive at least $40.0 million of proceeds from (i) an initial public offering of our securities, (ii) the sale or issuance of our equity interests, on terms reasonably acceptable to Hercules, or (iii) the closing of a strategic deal, on terms reasonably acceptable to Hercules, we may, at any time prior to October 1, 2012, request one advance in the amount of $10.0 million. If by June 30, 2012, we do not raise at least $25.0 million in one or more equity financings, including, without limitation, an initial public offering, strategic financings, convertible debt transactions, or a strategic transaction with terms reasonably acceptable to Hercules, or any combination thereof, the interest rate on the initial advance will increase to the greater of (i) 10.30% or (ii) the sum of 10.30% plus the prime lending rate, as published by The Wall Street Journal, minus 3.25%. The principal amount outstanding under the second $10.0 million advance will bear interest at the greater of (i) 8.75%, or (ii) the sum of 8.75% plus the prime lending rate, as published by the Wall Street Journal, minus 3.25% per annum. We will be required to make interest only payments through December 2012, which can be extended to March 2013 or June 2013 upon satisfaction of certain conditions. Principal and interest payments will start after December 2012 or any later extended date. The principal balance outstanding on the loan agreement and all accrued but unpaid interest thereunder will be due and payable on December 1, 2015. In addition, on the earliest to occur of (i) the loan maturity date, (ii) the date that we prepay all of the outstanding advances and accrued interest, or (iii) the date that all of the advances and interest become due and payable, we must pay Hercules a fee of $400,000. We granted Hercules a security interest in all of our assets, except for our intellectual property. Our obligations to Hercules include restrictions on borrowing, asset transfers, placing liens or security interests on our assets, including our intellectual property, mergers and acquisitions and distributions to stockholders.

In connection with the loan agreement, we entered into a warrant agreement with Hercules, under which Hercules has the right to purchase up to the aggregate number of shares of our Class C preferred shares (or such stock into or for which our Class C preferred shares may convert) equal to (a) $400,000 divided by the applicable exercise price, provided that if we have not raised at least $25.0 million in one or more equity financings, including, without limitation, an initial public offering, strategic financings, convertible debt transactions, or a strategic transaction with terms reasonably acceptable to Hercules, or any combination thereof, by June 30, 2012, the warrant shall be exercisable for an aggregate number of shares equal to $600,000 divided by the applicable exercise price, and (b) if we draw the remaining $10.0 million, that number of shares determined by dividing $400,000 by the applicable exercise price. The exercise price per share will be equal to the lesser of $10.25 per share and the price per share paid by investors in the next round of equity financing, unless our initial public offering occurs first, in which case the exercise price will be equal to $10.25 per share, in each case subject to adjustment in the event of a merger, reclassification, subdivision or combination of shares or stock dividend and subject also to antidilution protection. The warrant expires on (i) the later to occur of (a) December 20, 2021 or (b) five years after our initial public offering, should we effect one, or (ii) the consummation of a merger in which the holders of Class C preferred shares receive cash or cash equivalents in such transaction with an aggregate value per share of Class C preferred shares which is greater than two times the warrant’s exercise price.

Cash Flows

The following table sets forth the major sources and uses of cash for the periods set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
	(in thousands)
Net cash provided by (used in):
Operating activities	$(13,382)	$(17,314)	$(17,553)	$(14,443)	$(16,091)
Investing activities	(15)	(22)	(162)	(162)	(10)
Financing activities	13	25,248	20,499	20,493	5,025

Net increase (decrease) in cash and equivalents	$(13,384)	$7,912	$2,784	$5,888	$(11,076)

Operating Activities. Cash used in operating activities of $13.4 million during the year ended December 31, 2008 was primarily a result of our $14.9 million net loss partially offset by changes in operating assets and liabilities of $1.4 million and non-cash items of $0.1 million. Cash used in operating activities of $17.3 million during the year ended December 31, 2009 was primarily a result of our $18.6 million net loss, coupled with changes in operating assets and liabilities of $0.8 million, partially offset by non-cash items of $2.1 million of which $1.9 million was attributable to the change in fair value of the Class C purchase option. Cash used in operating activities of

$17.6 million during the year ended December 31, 2010 was primarily a result of our $19.7 million net loss, partially offset by changes in operating assets and liabilities of $0.4 million and non-cash items of $1.7 million of which $1.5 million was attributable to the change in the fair value of the Class C purchase option. Cash used in operating activities of $14.4 million during the nine months ended September 30, 2010 was primarily a result of our net loss of $15.6 million, coupled with changes in operating assets and liabilities of $0.5 million, partially offset by non-cash items of $1.7 million, of which $1.5 million was attributable to the change in fair value of the Class C purchase option. Cash used in operating activities of $16.1 million during the nine months ended September 30, 2011 was primarily a result of our $18.4 million net loss, coupled with changes in operating assets and liabilities of $1.7 million, partially offset by non-cash items of $0.6 million.

Investing Activities. Net cash used in investing activities was $15,000 for the year ended December 31, 2008, $22,000 for the year ended December 31, 2009, and $0.2 million for the year ended December 31, 2010. Investing activities used cash of $0.2 million for the nine months ended September 30, 2010 and $10,000 for the nine months ended September 30, 2011. Cash used in investing activities during all of these periods reflected our purchases of equipment.

Financing Activities. Net cash provided by financing activities was $13,000 for the year ended December 31, 2008, $25.2 million for the year ended December 31, 2009, and $20.5 million for the year ended December 31, 2010. Net cash provided by financing activities was $20.5 million and $5.0 million for the nine months ended September 30, 2010 and 2011, respectively. The cash provided by financing activities in 2008 represented proceeds from the issuance of common shares. The cash provided by financing activities in 2009 consisted primarily of proceeds from the first closing of Class C shares of $25.5 million partially offset by $0.3 million of issuance costs. The cash provided by financing activities for the nine months ended September 30, 2010 and the year ended December 31, 2010 consisted primarily of proceeds from the second closing of Class C shares of $20.5 million, partially offset by $9,000 of issuance costs. The cash provided by financing activities in the nine months ended September 30, 2011 consisted primarily of proceeds from the August 2011 Notes of $5.0 million offset by $44,000 of issuance costs. Additionally we received $70,000 of proceeds from the issuance of common shares.

Funding Requirements

To date, we have not generated any product revenue from our development stage product candidates or from any other source. We do not know when, or if, we will generate any product revenue. We do not expect to generate product revenue unless or until we obtain marketing approval of, and commercialize, CEM-101 and/or Taksta or any of our other product candidates. At the same time, we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, CEM-101 and Taksta and our other product candidates. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We will need substantial additional funding in connection with our continuing operations.

We expect that the net proceeds from this offering, together with our existing cash and equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least into 2014. We will need to obtain additional financing for the continued development of CEM-101, Taksta and our other product candidates and prior to the commercialization of any of these product candidates. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Due to the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our product candidates.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our planned CEM-101 Phase 3 trials and our planned Taksta Phase 2 and Phase 3 trials;
•	the scope, progress costs, and results of pre-clinical development, laboratory testing and clinical trials for our other product candidates;
•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive regulatory approval;
•	our ability to establish collaborations on favorable terms;
•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;
•	revenue if any, received from sales of our product candidates, if approved by the FDA;
•	the extent to which we acquire or invest in businesses, products and technologies; and
•	our ability to obtain government or other third-party funding.

Until we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, as with the August 2011 Notes, which prohibit us from incurring new indebtedness in excess of $0.5 million in the aggregate and granting a security interest on any material asset without noteholder approval. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

We plan to seek partners or other sources of third-party funding, including government grants, for the continued development of CEM-101 and Taksta and our other product candidates. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our development of our product candidates, or our commercialization efforts, or to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, our independent public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2010 with respect to this uncertainty. We have no current source of revenue to sustain our present activities, and we do not expect to generate product revenue until, and unless, the FDA or other regulatory authorities approve CEM-101, Taksta, or another one of our product candidates and we successfully commercialize such product candidate. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2010 and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease	$115	$93	$22	-

Total	$115	$93	$22	-	-

In November 2011, we entered into a new operating lease agreement for our current office space in Chapel Hill, North Carolina. The new lease term is 42 months with an expiration date of November 30, 2014. Aggregate lease payments over the term will be $401,248.

In August 2011, we raised $5.0 million from the sale of the August 2011 Notes and August 2011 Warrants. The August 2011 Notes are not reflected in the table above. Upon the closing of this offering, all principal and accrued interest under the August 2011 Notes will convert into a number of shares of our common stock equal to (i) the aggregate outstanding principal and unpaid accrued interest under the August 2011 Notes, divided by (ii) the initial public offering price.

In March 2006, we entered into a Collaborative Research and Development and License Agreement with Optimer. Under the terms of the Optimer agreement, we acquired exclusive rights to further develop and commercialize certain Optimer technology worldwide, excluding ASEAN countries. As partial consideration for this license, during 2007 and 2006, we issued to Optimer an aggregate of 125,646 common shares with a total value of $0.2 million. We also have an obligation to make additional payments upon achievement of specified development, regulatory and commercialization milestones. The aggregate amount of such milestone payments we may need to pay is based in part on the number of products developed under the agreement. The aggregate amount of such payments would be $27.5 million if four products are developed and gain FDA approval. Additional limited milestone payments would be due if we develop more than four products. In July 2010, we made a $0.5 million milestone payment to Optimer after our successful completion of the Phase 1 trial for oral CEM-101. The next milestone payment payable to Optimer is in the amount of $1.0 million and will become due and payable upon completion of our end of Phase 2 meeting with the FDA for oral CEM-101 if the FDA indicates that the data is reasonably sufficient to support our planned Phase 3 trial for oral CEM-101. Optimer can elect to receive that payment in cash or in shares of our common stock having an equivalent fair market value. We are also obligated to make tiered, mid-single-digit royalty payments to Optimer based on annual net sales of licensed products outside the ASEAN countries, which royalties are subject to reduction in the event additional licenses are obtained from third parties in order to practice our rights under the agreement and/or we are required to grant a compulsory license to a third party. We have not included these payments in the tables because we cannot estimate if, when or in what amounts such payments will become due under this agreement.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for pre-clinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice and therefore we believe that our non-cancelable obligations under these agreements are not material.

Net Operating Losses

As of December 31, 2010, we had federal net operating loss and state net economic loss carry-forwards of approximately $34.4 million, which begin to expire in 2026 and 2021 for federal and state tax purposes, respectively. We also had federal research and development credit carry-forwards of approximately $1.9 million which begin to expire in 2026 and federal charitable contribution carry-forwards of $51,000 which begin to expire in 2014. The Tax Reform Act of 1986 provides for a limitation on the annual use of net operating loss and research and development tax credit carry-forwards following certain ownership changes that could limit our ability to utilize these carry-forwards. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such a study. Accordingly, our ability to utilize the aforementioned carry-forwards may be limited. Additionally, U.S. tax laws limit the time during which these carry-forwards may be utilized against future taxes. As a result, we may not be able to take full advantage of these carry-forwards for federal and state tax purposes.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Recent Accounting Pronouncements

In October 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and replaces it with the “relative selling price” method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. We will evaluate future revenue generating transactions, if any, under this guidance.

In April 2010, the FASB issued authoritative guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.

Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. We will evaluate future revenue generating transactions, if any, under this guidance.

In January 2010, the FASB amended the existing disclosure guidance on fair value measurements, which is effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective January 1, 2010 did not, and for the provisions effective in 2011 will not, impact our financial position or results of operations. In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact our financial position or results of operations.

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact our financial position or results of operations.

Quantitative and Qualitative Disclosure about Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates.

We do not believe that our cash and equivalents have significant risk of default or illiquidity. While we believe our cash and equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and equivalents at one or more financial institutions that are in excess of federally insured limits.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during 2008, 2009, 2010 or through September 30, 2011.

BUSINESS

Overview

We are a clinical-stage pharmaceutical company focused on developing antibiotics to meet critical medical needs in the treatment of infectious diseases, particularly respiratory tract infections and chronic and acute staphylococcal infections. Our lead program, CEM-101, which we are developing in both oral and IV formulations initially for the treatment of CABP, one of the most serious infections of the respiratory tract, recently completed a successful Phase 2 clinical trial of the oral formulation for the treatment of CABP, demonstrating comparable efficacy to the current standard of care, levofloxacin, with a favorable safety and tolerability profile. Our second program is Taksta, which we are developing in the U.S. as an oral treatment for bacterial infections caused by S. aureus, including MRSA, such as prosthetic joint infections and ABSSSI. Taksta has successfully completed a Phase 2 clinical trial in patients with ABSSSI, demonstrating a favorable safety and tolerability profile and comparable efficacy to linezolid (sold under the brand name Zyvox), the only oral antibiotic for the treatment of MRSA approved by the FDA. We have global rights (other than the ASEAN countries) to CEM-101 and are developing Taksta for the U.S. market. In 2012, we expect to initiate a pivotal Phase 3 trial for oral CEM-101 in patients with CABP and a Phase 2 trial for Taksta in patients with prosthetic joint infections.

According to Datamonitor, $19.6 billion was spent on antibiotics in 2009 in the U.S., Japan, and the five major European markets (the U.K., Germany, France, Italy and Spain) of which $10.2 billion was spent in the U.S. There are numerous classes of antibiotics, each having a different mechanism of action and resulting spectrum of activity. According to IMS Health, macrolides, the class of antibiotics to which CEM-101 belongs, generated global sales of $4.8 billion in 2009. Antibiotics for MRSA, which is the target market for Taksta, generated U.S. sales of $1.8 billion in 2010, according to IMS Health. Despite the many antibiotics available and the size of the market for antibiotics, we believe that there continues to be a need for new antibiotics for several reasons. First, the effectiveness of many antibiotics has declined worldwide due to bacterial resistance to currently available antibiotics. In 2010, the World Health Organization stated that antibiotic resistance is one of the three greatest threats to human health, and the Centers for Disease Control and Prevention estimates that more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them. Second, many existing antibiotics have known side effects that limit their use. Third, some antibiotics do not adequately fight all types of bacteria that could be involved in the particular disease. Finally, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer, often requiring IV treatment in the hospital. The clinical data we have generated suggest that CEM-101 and Taksta address each of these challenges. As a result, we believe CEM-101 and Taksta have the potential to be important products in the antibiotics market.

CEM-101 (Solithromycin)

CEM-101 is a potent new macrolide that we are developing in oral and IV formulations for the treatment of respiratory tract infections, including CABP, which is one of the most common serious infectious diseases of the respiratory tract. Historically, macrolides, including azithromycin, have been among the most frequently prescribed drugs for respiratory tract infections because of their combination of spectrum of antibacterial activity, safety for use in adult and pediatric patients, availability in oral and IV formulations, and strong anti-inflammatory properties. Spectrum of activity refers to the antibiotic’s ability to protect against a range of bacterial types. The effectiveness of macrolides for treating serious respiratory tract infections such as CABP, however, has declined due to resistance issues related to earlier generations of macrolides. Macrolide use for serious infections has generally been replaced by fluoroquinolones, including levofloxacin, despite this class having a less desirable safety and tolerability profile than macrolides. According to Medical Marketing & Media, in 2010, azithromycin generated 52 million prescriptions in the U.S. and sales of $1.1 billion. We believe CEM-101, with its unique chemical structure, will retain and improve on the beneficial features of macrolides while overcoming the shortcomings of existing therapies.

Our Phase 1 and Phase 2 clinical trials and pre-clinical studies to date have shown that CEM-101 has the following attributes:

•	favorable safety and tolerability profile;
•	comparable efficacy to the current standard of care;
•	potent activity against a broad range of bacteria with excellent tissue distribution and intracellular activity;

•	lower incidence of resistance development;
•	potential for IV, oral and suspension formulations that may allow it to be used in broad patient populations and settings; and
•	anti-inflammatory qualities to help patients feel better sooner during treatment.

In the third quarter of 2011, we completed a successful Phase 2 clinical trial in 132 CABP patients comparing the oral formulation of CEM-101 to levofloxacin, a fluoroquinolone which is the current standard of care. In this trial, CEM-101 demonstrated efficacy comparable to levofloxacin and a favorable safety and tolerability profile, with a lower incidence of treatment emergent adverse events than levofloxacin.

In addition to our oral formulation, we are developing an IV formulation to treat severe CABP in patients requiring hospitalization. We believe that providing both the IV and oral formulations will be beneficial to doctors who prefer to start treatment of patients in a hospital setting with an IV drug and then switch them to an oral formulation of the same medication to complete the course of treatment on an out-patient basis, known as IV-to-oral step-down therapy. We believe this would be more convenient and cost-effective for patients and have pharmacoeconomic advantages for health care systems. In pursuit of this strategy, we are conducting a Phase 1 clinical trial of the IV formulation of CEM-101, which we expect to complete in the third quarter of 2012. While the trial has not been completed, interim results indicate CEM-101 can be administered at high concentrations without systemic toxicity.

We are planning our pivotal trial program, which will serve as the basis for our NDA, which we believe will require three Phase 3 trials, including one trial with oral CEM-101 and two trials with IV CEM-101 stepping down to oral CEM-101. All of these trials will be randomized, double-blinded studies conducted against a comparator drug agreed upon with the FDA, for which we will have to show non-inferiority from an efficacy perspective and acceptable safety and tolerability. Non-inferiority from an efficacy perspective means CEM-101 will have to prove it is statistically as effective as a comparator drug within a pre-defined margin. The FDA has recently proposed clarifying the guidance for the clinical development of therapies for the treatment of CABP. We have designed our Phase 3 trials to meet these new guidelines. We are planning to finalize our proposed pivotal trial program with the FDA at our end of Phase 2 meeting for oral CEM-101, which we expect will occur in the second quarter of 2012. After completing our end of Phase 2 meeting, we expect to begin the Phase 3 trial with oral CEM-101 in the second half of 2012. We are currently conducting a Phase 1 trial for the IV formulation of CEM-101 that we expect to complete in the third quarter of 2012. We anticipate that the next trial for the IV formulation of CEM-101 will be a Phase 3 IV-to-oral trial. In addition, we also plan to initiate a small Phase 2 trial of oral CEM-101 in patients with bacterial urethritis in 2012.

Taksta

Taksta is an oral therapy that we are developing in the U.S. for the treatment of prosthetic joint infections and ABSSSI, both of which are frequently caused by S. aureus, including MRSA, and beta-hemolytic streptococci. Taksta is a novel and proprietary dosing regimen of fusidic acid, which is an approved antibiotic that has been sold by Leo Laboratories, Ltd. primarily for staphylococcal infections, including skin, soft tissue and bone infections, for several decades in Europe and other countries outside the U.S. and has a long-established safety and efficacy profile. We believe Taksta has the potential to be used in hospital and community settings on both a short-term and chronic basis. Since prosthetic joint infections and ABSSSI are primarily treated with a combination of IV and oral drugs, we believe that Taksta would enable out-patient treatment of many patients who would otherwise require hospitalization, which would provide pharmacoeconomic advantages, be well received by doctors and be more convenient for patients. We have filed a patent application for our proprietary dosing regimen. In addition, fusidic acid is eligible for market exclusivity under the Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act. If approved for prosthetic joint infections, Taksta could be eligible for orphan drug status in the U.S., which would provide seven years of market exclusivity.

According to a survey of physicians conducted by Decision Resources, MRSA is the most important pathogen of concern in patients with osteomyelitis and prosthetic joint infection. Bone infections often begin with skin infections where bacteria enter the bloodstream through breaks in the skin or mucous membrane that occur as a result of a wound or due to a surgical, medical or dental procedure. According to the IDSA, MRSA infections account for approximately 60% of skin infections seen in U.S. emergency rooms. Among the most common current treatments for osteomyelitis, prosthetic joint infections and ABSSSI with MRSA currently are vancomycin and daptomycin, both of which are available only as IV formulations. Linezolid, which is also prescribed for prosthetic joint infections and ABSSSI, is available in both IV and oral formulations, is a treatment for S. aureus and is the only oral antibiotic approved by the FDA for MRSA. Linezolid, however, has significant side effects and its use requires additional monitoring in certain patient populations, including patients who are on serotonergic drugs such as SSRIs (such as Prozac, Paxil and Zoloft). In addition, linezolid is not recommended to be used for longer than 14 days without additional monitoring because of the increased possibility of side effects, limiting its use in long-term or chronic treatment. Long-term use of vancomycin or daptomycin also poses safety concerns and is impractical because these treatments are only available in IV formulations. According to IMS Health and public pharmaceutical company filings, in 2010 linezolid, vancomycin and daptomycin generated an aggregate of over 900,000 prescriptions and aggregate sales of $1.8 billion in the U.S.

Our clinical trials and pre-clinical studies to date, as well as historical data from outside the U.S., have shown that Taksta has the following attributes:

•	established safety profile;
•	comparable efficacy to the only FDA-approved oral treatment for MRSA;
•	ability to be used orally as a treatment for all types of S. aureus, including MRSA;
•	lower frequency of resistance development due to our loading dose regimen; and
•	potential to be used in patient populations not well served by current treatments.

In the first quarter of 2010, we successfully completed a Phase 2 clinical trial with Taksta in ABSSSI patients. In this trial, the Taksta loading dose regimen demonstrated efficacy, safety and tolerability that was comparable to linezolid. Like ABSSSI, prosthetic joint infections are often caused by S. aureus, including MRSA. We are planning to initiate a Phase 2 trial of Taksta in patients with prosthetic joint infections in the second half of 2012.

The Antibiotics Market

According to Datamonitor, $19.6 billion was spent on antibiotics in 2009 in the U.S., Japan, and the five major European markets (the U.K., Germany, France, Italy and Spain) of which $10.2 billion was spent in the U.S. The widespread use of antibiotics has led to development of resistant strains of bacteria, which limits the effectiveness of existing drugs. This led the World Health Organization to state in 2010 that antibiotic resistance is one of the three greatest threats to human health. The Centers for Disease Control and Prevention estimates that more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them.

Antibiotic resistance is primarily caused by genetic mutations in bacteria selected by exposure to antibiotics where the drug does not kill all of the bacteria. In addition to mutated bacteria being resistant to the drug used for treatment, many bacterial strains can also be cross-resistant, meaning that the use of a particular treatment to address one kind of bacteria can result in resistance to other types of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and creating a global health issue. For example, it is estimated that in the U.S. 30% of pneumococci, the primary pathogen involved in respiratory tract infections, are resistant to azithromycin and other macrolides commonly used to treat them. Antibiotic resistance has a significant impact on mortality and contributes heavily to health care system costs worldwide. It is estimated that the cost to the U.S. health care system from resistant infections ranges between $16 and $34 billion annually.

In addition to resistance issues, current antibiotic therapies also have other limitations, including serious side effects. These side effects may include: severe allergic reaction, decreased blood pressure, nausea and vomiting, suppression of platelets, pain and inflammation at the site of injection, muscle, renal and oto toxicities, optic and peripheral neuropathies and headaches. Some of these side effects may be significant enough to require that therapy be discontinued or not used. As a result, some treatments require clinicians to closely monitor patients’ blood levels and other parameters, increasing the expense and inconvenience of treatment.

Further, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer. Many drugs are given twice daily for seven to 14 days or more and patients can be hospitalized for much or all of this period or require in-home IV therapy. While IV treatment delivers the drug more rapidly and in a larger dose than is possible orally, once a patient is stabilized, a step-down to oral treatment allows for more convenient and cost-effective out-patient treatment. We believe that there is a need for new antibiotics that have improved potency and pharmacokinetics, effectiveness against resistant bacterial strains, improved side effect profiles and more flexible administration formulations.

The FDA has issued proposed guidelines for CABP that impact the development of new antibiotics by recommending certain protocol elements, measures and endpoints for clinical trials. Recent public FDA discussions have evolved toward requiring that new drugs demonstrate non-inferiority to the current standard of care for the disease to be treated, within a predetermined non-inferiority margin. We believe the FDA guidance is helpful in clarifying the regulatory pathway for our product candidates and, given the data that we have gathered to date on our product candidates, reinforces our belief that our product candidates can establish non-inferiority while also demonstrating efficacy against susceptible and resistant bacterial strains and improved safety. Our clinical trials for CEM-101 have been designed with these guidelines in mind.

Our Primary Product Candidates

CEM-101

Overview

We are developing CEM-101, a fourth generation macrolide, to treat respiratory tract infections, including CABP and other serious infections. Traditionally, macrolides have been among the most commonly prescribed drug for respiratory tract infections because of their combination of spectrum of activity, safety for use in adult and pediatric patients, tissue distribution and activity against intracellular pathogens, pharmacokinetics allowing use in oral and IV formulations, and anti-inflammatory properties. However, the effectiveness of macrolides for treating serious respiratory tract infections such as CABP has declined due to resistance issues related to earlier generations of macrolides. We believe our clinical and pre-clinical results suggest that CEM-101 retains and improves on the benefits of, and overcomes the shortcomings of, earlier generation macrolides.

CEM-101 Market Opportunity

We are developing CEM-101 in both oral and IV formulations initially as a treatment for CABP, which is a respiratory tract bacterial infection acquired outside of a hospital setting. Respiratory tract infections can range from severe diseases such as pneumonia, pharyngitis (which is usually referred to as strep throat) and bronchitis to simple infections such as chronic sinusitis and middle ear infections (which are especially common in children). CABP is one of the most common serious infectious diseases of the respiratory tract and is the most frequent cause of death due to bacterial infections. There are 1.6 million fatal cases of pneumococcal disease annually in the U.S., more than the deaths caused annually by breast or prostate cancer. There are approximately five to six million cases of CABP in the

U.S. every year, approximately one million of which require hospitalization. Typical bacteria that cause CABP include Streptococcus pneumoniae, Haemophilus influenzae, and Moraxella catarrhalis. These three bacteria account for approximately 85% of CABP cases. Other organisms may be involved in CABP and include Legionella pneumophila, S. aureus, Chlamydophila and Mycoplasma.

Many respiratory tract infections, including CABP, involve multiple bacteria. The routine diagnostic tests available to a physician can only identify a pathogen in 10% to 25% of cases and that diagnosis can take several hours or days. Since infections can be serious and potentially life threatening, physicians cannot delay treatment while waiting for the results of these diagnostic tests to identify the pathogens involved in the disease. As a result, physicians seek to begin treatment with the antibiotic or combination of antibiotics that has the broadest activity against the bacteria thought to be causing the infection.

CABP and other respiratory tract infections can be treated with numerous classes of antibiotics, including macrolides, tetracyclines, fluoroquinolones, penicillins and cephalosporins. Each class has a different mechanism of action and resulting spectrum of activity. Each class, however, whether used alone or in combination, has limitations that can impede the treatment of CABP infections. Historically, macrolides have been among the most commonly prescribed drug for respiratory tract infections because of their broad spectrum of activity and relative safety. Azithromycin, a second generation macrolide which is sold as Zithromax and Z-PAK and as a generic, is the most widely prescribed macrolide with total U.S. prescriptions of 52 million in 2010, according to IMS Health, and sales of $1.1 billion, according to Medical Marketing & Media.

In recent years, the effectiveness of earlier generation macrolides, including azithromycin, to treat serious infections such as CABP has declined due to resistance issues. The most recently approved macrolide, Ketek, has seen limited use because of serious side effects. For these reasons, fluoroquinolones, such as levofloxacin, now are commonly used for serious CABP infections. Although levofloxacin is efficacious, it has serious side effects including C. difficile enterocolitis, tendonitis and central nervous system effects. Beta lactams, such as cephalosporins, which are commonly used in CABP, also have limitations, including limited coverage against several important bacteria. In addition, the newer cephalosporins can only be administered intravenously, which is a disadvantage if the patient does not need to be hospitalized or needs step-down oral therapy to enable treatment on an out-patient basis. The American Thoracic Society, or ATS, and the Infectious Diseases Society of America, or IDSA, recommend a macrolide together with a beta-lactam (such as a cephalosporin) to treat CABP. Alternatively, ATS and IDSA recommend physicians treat CABP with fluoroquinolones.

We believe that the initial market acceptance of Ketek, which, according to IMS Health, in 2005, its first full year after FDA approval, generated 3.4 million prescriptions and $193 million in sales in the U.S., demonstrates the potential for a new macrolide therapy. However, soon after its U.S. approval in 2004, Ketek was found to cause reversible visual disturbances, exacerbate myasthenia gravis (a neurological disorder characterized by improper muscle regulation) and cause liver toxicity resulting in liver failure. Ketek was withdrawn in 2007 for use in all infections other than CABP, and as a result, the large market predicted for Ketek has not developed. While Ketek is a macrolide, CEM-101 has a different chemical structure from Ketek, and therefore we believe is not likely to have the safety issues associated with Ketek. Our research, which was published in a peer-reviewed article in Antimicrobial Agents and Chemotherapy, suggests that pyridine, a chemical component of Ketek, is the agent that causes liver toxicity and other problems associated with Ketek. CEM-101 and older generation macrolides, including azithromycin and clarithromycin, do not have a pyridine component and have not been observed to cause the serious side effects associated with Ketek. We believe that CEM-101 has the potential to be more successful than Ketek if our Phase 3 trials confirm the efficacy and safety profile demonstrated in our previous trials.

As a result of the limitations of current therapies for CABP, we believe there is an opportunity to introduce a next generation macrolide that is more potent and effective against bacteria that are resistant to older generations of macrolides, while retaining the traditional safety and anti-inflammatory properties that macrolides are known to exhibit. To date, our Phase 1 and Phase 2 clinical trials have demonstrated that CEM-101 is potent and effective against resistant bacteria and is well tolerated, with no serious adverse events. We also believe that developing IV and oral formulations will provide flexibility to physicians to treat patients according to the severity of their disease and transition some patients from IV to oral, enabling them to leave the hospital sooner. If approved by the FDA, CEM-101 would be the first macrolide approved with both IV and oral formulations since azithromycin was approved 20 years ago.

In addition to CABP, there is a large public health need for a new and effective oral treatment for treating bacterial urethritis. Resistance has emerged to cefixime, which is the only remaining oral therapy for gonococci infections, such as bacterial urethritis. Our preclinical data suggests that CEM-101 is active against all bacterial pathogens known to be involved in bacterial urethritis including gonococci, chlamydia and mycoplasma. Key opinion leaders have expressed the need for a replacement for cefixime. The development of CEM-101 for bacterial urethritis would present an additional market opportunity for CEM-101 and all of the patient data gathered in any trials would also contribute to the safety data base for CABP development.

Key Attributes of CEM-101

We believe the following key attributes of CEM-101 will make it a safe and effective treatment for CABP.

CEM-101 has demonstrated a favorable safety and tolerability profile. CEM-101 has been tested in over 220 subjects in our Phase 1 and 2 clinical trials and has been shown to be safe and well tolerated to date. There were no clinically significant laboratory abnormalities in the Phase 1 trials. In the Phase 2 trial, there were fewer adverse events compared to levofloxacin, none of which required the patient to prematurely discontinue treatment, and no serious adverse events determined by the investigator to be related to CEM-101. To date, patients in our ongoing single and multi-dose Phase 1 IV trial have shown no clinically significant liver enzyme changes associated with CEM-101, indicating no liver toxicity. Additionally, CEM-101 has not produced dose-limiting nausea or vomiting, common side effects of other macrolides.

CEM-101 has demonstrated comparable efficacy to the current standard of care. In a recently completed Phase 2 trial in 132 CABP patients comparing the oral formulation of CEM-101 to levofloxacin, CEM-101 successfully demonstrated efficacy comparable to levofloxacin.

CEM-101 is potent against a broad range of bacteria and has excellent tissue distribution and intracellular activity. In pre-clinical studies, CEM-101 was shown to be generally eight to 16 times more potent against respiratory tract bacteria in vitro than azithromycin. These pre-clinical studies also showed that CEM-101 is potent against many bacteria that are resistant to levofloxacin and other fluoroquinolones. In addition to respiratory tract infections, CEM-101 is active against bacteria causing other types of infections such as urethritis, malaria, and tuberculosis. CEM-101 has demonstrated activity against bacterial strains that are not susceptible to older generations of macrolides. In pre-clinical studies, CEM-101 has demonstrated a longer post-antibiotic effect, meaning that after exposure to CEM-101, bacteria take longer to regrow than after exposure to other macrolides, supporting the potential for once-daily dosing. CEM-101 has also demonstrated excellent organ and tissue distribution and intracellular activity, addressing not only bacteria located in the blood but also in organs and cells in which they multiply. Bacteria therefore cannot hide from the drug. As a result of its potency, spectrum of activity and pharmacokinetic and pharmacodynamic properties, we believe that CEM-101 could eventually be used as a monotherapy for the treatment of CABP.

CEM-101 has a greater ability to fight resistant bacteria and to overcome resistance development due to its chemical structure. CEM-101 has a unique structure that binds to bacterial ribosomes in three sites while earlier generation macrolides have only one or two binding sites. Therefore, bacteria must mutate at three sites on the ribosome to become resistant to CEM-101. To date, we have seen no resistance to CEM-101 in our clinical trials, and resistance was rare in our pre-clinical studies.

CEM-101 has the potential for IV, oral and suspension formulations. We are developing oral and IV formulations to allow patients with severe CABP to be treated in both hospital and out-patient settings. Providing both the IV and oral formulations will enable IV-to-oral step-down therapy. We believe this would be more convenient and cost-effective for patients and provide pharmacoeconomic advantages to health care systems. We intend to develop a suspension formulation for treating bacterial infections in the pediatric population.

CEM-101 has improved anti-inflammatory qualities. In CABP and other bacterial infections, the body’s immune response to the bacteria results in inflammation and tissue damage, which worsens symptoms. In addition to their antibacterial effects, macrolides also have anti-inflammatory properties which help patients feel better earlier. Our pre-clinical data suggest that CEM-101 could have significantly greater anti-inflammatory properties than azithromycin and clarithromycin, which are used to treat patients with CF and COPD primarily for their anti-inflammatory properties.

Clinical Data

Phase 2 Oral Trial. We successfully completed a Phase 2 trial of the oral formulation of CEM-101 in the third quarter of 2011. The trial was a randomized, double-blinded, multi-center study to evaluate the efficacy and safety of oral CEM-101 compared to oral levofloxacin in 132 patients with CABP. Levofloxacin, which is a fluoroquinolone, the current standard of care and widely prescribed for the treatment of CABP. Patients were randomized to receive CEM-101 or levofloxacin for five days. CEM-101 patients received once-daily dosing of 800 mg on Day 1 and 400 mg on Days 2 through 5. Patients randomized to levofloxacin treatment received the standard dosing regimen of 750 mg per day for five days. The trial compared clinical success rates and safety and tolerability parameters for CEM-101 and levofloxacin. The primary outcome measure was continued improvement or complete resolution of baseline signs and symptoms in the intent to treat, or ITT, and the clinically evaluable, or CE, populations at the Test of Cure, or TOC, visit, which was completed five to 10 days after the last dose of the drug.

Outcomes were assessed for several populations within the study. The ITT population consisted of all randomized patients, among whom 85.6% were in the CE group. To be clinically evaluable, key inclusion and exclusion criteria had to be validated, confounding antibiotics for other infections could not have been administered, and key visits and assessments had to have been performed. Patients for whom a microbial pathogen, or the bacteria responsible for the pneumonia, had been identified comprised the microbial-ITT, or mITT, population. Those mITT patients who were also in the CE study group constituted the microbial-evaluable or ME group. Since pneumonia can also be caused by viruses which antibiotics cannot treat, the FDA has placed emphasis on proof of clinical success in the mITT and ME groups.

CEM-101 demonstrated comparable efficacy to levofloxacin. The clinical response rate in the ITT population was 84.6% for CEM-101 and 86.6% for levofloxacin. Similarly, clinical response rates for CEM-101 and levofloxacin in the mITT and ME populations were well balanced (77.8% vs. 71.4% and 80.0% vs. 76.9%, respectively). The clinical response rates at TOC for the ITT, CE, mITT and ME populations are presented in Table 1.

Table 1. CEM-101 Oral Phase 2 Results: Clinical Response at Test of Cure (Days 5 to 10 after Last Dose).

Population	Clinical Response	CEM-101 800/400 mg once daily No. of patients (%)	Levofloxacin 750 mg once daily No. of patients (%)
ITT	Number of patients	65	67
	Success	55 (84.6)	58 (86.6)
	95% Confidence Interval	(73.5-92.4)	(76.0-93.7)
	Failure(1)	10 (15.4)	9 (13.4)
	Failure	9 (13.8)	7 (10.4)
	Indeterminate	1 (1.5)	2 (3.0)

CE	Number of patients	55	58
	Success	46 (83.6)	54 (93.1)
	95% Confidence Interval	(71.2-92.2)	(83.3-98.1)
	Failure	9 (16.4)	4 (6.9)

mITT	Number of patients	18	14
	Success	14 (77.8)	10 (71.4)
	95% Confidence Interval	(52.4-93.6)	(41.9-91.6)
	Failure(1)	4 (22.2)	4 (28.6)
	Failure	3 (16.7)	4 (28.6)
	Indeterminate	1 (5.6)	0 (0.0)

ME	Number of patients	15	13
	Success	12 (80.0)	10 (76.9)
	95% Confidence Interval	(51.9-95.7)	(46.2-95.0)
	Failure	3 (20.0)	3 (23.1)

(1)	Includes clinical response of failure and indeterminate.

In the CE population, the numerical success rate was higher in the levofloxacin arm (93.1%), with broadly overlapping confidence intervals. This in large part is due to exclusion of a larger number of failure patients from the levofloxacin arm and exclusion of treatment successes from the CEM-101 arm on the basis of pre-established study criteria including validation of key inclusion and exclusion criteria and the completion of key visits and assessments.

Under forthcoming FDA guidance for the conduct of CABP clinical trials, drug developers likely will be required to assess early responses to therapy as a primary endpoint. Therefore, we assessed markers of clinical success at the Day 3 visit. A clinical response was achieved if a patient was clinically stable and had experienced an improvement in severity without worsening in any of these signs or symptoms. The early clinical response rate in the ITT population was 72.3% for CEM-101 patients, and 71.6% for levofloxacin patients.

Safety was an important focus of this Phase 2 trial. In the trial, patients receiving levofloxacin reported more adverse events and severe adverse events than CEM-101 patients. There were 19 patients (29.7%) in the CEM-101 group with treatment emergent adverse events, or TEAE, compared with 31 patients (45.6%) in the levofloxacin group. There were no patients in the CEM-101 group that discontinued the study due to a TEAE as compared to six patients (8.8%) in the levofloxacin group. The overall incidence of TEAE was greater in the levofloxacin arm, at all degrees of severity. Notably, gastrointestinal disorders, including abdominal discomfort, nausea, and vomiting, all occurred with greater frequency among levofloxacin recipients. The results are summarized in Table 2 below.

Table 2. CEM-101 Oral Phase 2 Results: Treatment-emergent Adverse Events with ≥2% Incidence in Any Treatment Group.

By System/Organ	CEM-101 800/400 mg once daily (No. of patients, n=64)			Levofloxacin 750 mg once daily (No. of patients, n=68)
	Mild n (%)	Moderate n (%)	Severe n (%)	Mild n (%)	Moderate n (%)	Severe n (%)
Subjects with at least one TEAE	10 (15.6)	6 (9.4)	3 (4.7)	14 (20.6)	11 (16.2)	6 (8.8)
Gastrointestinal Disorders	5 (7.8)	4 (6.3)	0 (0.0)	11 (16.2)	5 (7.4)	0 (0.0)
Musculoskeletal and Connective Tissue Disorders	2 (3.1)	3 (4.7)	0 (0.0)	2 (2.9)	1 (1.5)	0 (0.0)
Nervous System Disorders	3 (4.7)	2 (3.1)	1 (1.6)	5 (7.4)	2 (2.9)	1 (1.5)

In addition to TEAEs, the trial also recorded serious adverse events, which are adverse events of particular severity that, among other defining criteria, might result in hospitalization or threaten overall health or survival. There were nine patients who experienced one or more serious adverse events during the study, two CEM-101 recipients and seven levofloxacin recipients. The study site trial investigator determined that both of the serious adverse events reported in CEM-101 recipients were unrelated to CEM-101, while one of the seven reported in levofloxacin recipients was unrelated to levofloxacin.

Patients treated with CEM-101 had no drug-related clinically significant liver toxicities and reported no visual adverse events. Severe liver toxicities and visual disturbances led the FDA to require the drug label for Ketek to include a strengthened warning section regarding specific drug-related adverse events and contributed to Ketek being withdrawn for the treatment of all infections other than CABP.

Phase 1 IV Trial. The objective of our Phase 1 IV trial for CEM-101 is to provide safety data and information about the concentration of CEM-101 in the bloodstream after IV administration for comparison to the oral version of CEM-101. We are testing escalating IV doses of 25 mg, 50 mg, 100 mg, 200 mg, 400 mg, 800 mg and 1000 mg. Doses are administered once daily for seven days. Patients are randomized into CEM-101 and placebo arms. While the trial has not been completed, high plasma levels of 3.8 µg/ml at doses of 800 mg and 5.1 µg/ml at doses of 1000 mg have been achieved to date with no systemic toxicities, indicating CEM-101 could be used to effectively treat infections that require elevated concentrations of antibiotics. Our ongoing Phase 1 trial will test infusion solutions designed to minimize injection site pain. If we are able to develop the infusion solution, demonstrate safety and tolerability and show how the concentration levels of CEM-101 in the bloodstream after IV administration compare to the concentration levels from oral administration, we believe the next trial for the IV formulation will be a Phase 3 IV-to-oral trial.

Phase 1 Oral Trials. In earlier Phase 1 oral trials beginning in 2008 and continuing into 2011, 159 subjects were exposed to CEM-101. The Phase 1 trials were designed to examine the safety of CEM-101 and the properties of the drug when absorbed into the bloodstream. There were no clinically relevant changes in patient laboratory values, including liver enzymes. There were very limited gastrointestinal adverse events and no dose-limiting nausea or vomiting, a common side effect of macrolides. Absorption of CEM-101 into the bloodstream after oral administration was not affected by food, meaning CEM-101 may be taken with or without food.

The results from our first Phase 1 dose escalation study demonstrated that doses of CEM-101 from 200 mg to 600 mg had a favorable safety profile and were well tolerated in healthy subjects and that the compound’s pharmacokinetic profile was supportive of once-daily dosing. In this study, CEM-101 was administered orally once-daily for seven days at 200 mg, 400 mg and 600 mg. The bioavailability of CEM-101 was calculated to be 67% whereas azithromycin’s bioavailability is 38% as reported in its package insert. The concentration of CEM-101 was measured in the plasma on Day 1 and Day 7. The compound showed moderate accumulation over the seven days of dosing, indicating that a loading dose regimen followed by a maintenance dose would be suitable, as has been noted with macrolides like azithromycin in the past. These blood levels were subjected to a sophisticated computer model based on efficacy studies in mouse models, which led to identifying a loading dose of 800 mg with a maintenance dose of 400 mg as the therapeutic dose. At these doses CEM-101 is expected to be clinically effective against 99.99% of pneumococci with a minimum inhibitory concentration, or MIC, of 2 µg/ml or less. Mild, clinically insignificant gastrointestinal side effects were the most common adverse events observed in each dose group. Importantly, there were no clinically significant adverse events.

In CABP, the lung is the target organ where pathogens replicate. Therefore, in the first quarter of 2010, we conducted a Phase 1 pharmacokinetic study of CEM-101 in 31 healthy human volunteers to measure the concentration of CEM-101 in the epithelial lining fluid, or ELF, and in alveolar macrophages, or AM, compared to the concentration in plasma. After five days of dosing (400 mg per day, without loading), we performed bronchoalveolar lavage (BAL), a medical procedure to collect fluid and cells in the lung. BAL analysis was performed in groups of six at 3, 6, 9, 12 or 24 hours following the last CEM-101 dose on Day 5, and CEM-101 concentrations were measured in each of the ELF, AM, and plasma. The concentration of CEM-101 in ELF was 10 times that of plasma and in AM it was 100 times that of plasma. As shown in Table 3, CEM-101’s drug levels are higher than those achieved by azithromycin and CEM-101 reaches the site of infection at concentration levels several fold in excess of the levels necessary to kill the relevant bacteria according to our pre-clinical studies. Higher drug levels also inhibit bacterial regrowth and resistance development during intervals between dosages.

Table 3: CEM-101 Oral Phase 1 Results: Pulmonary Levels of CEM-101 and Azithromycin at Time of BAL.

Antibiotic	Dose	Plasma Cmax (µg/mL)	ELF Cmax (µg/mL)	AM Cmax (µg/mL)
CEM-101	400 mg qd/5 d	0.7	7.6	102
Azithromycin(1)	500 mg qd/1 d; 250 mg qd/4 d	0.1	2.2	57

(1)	Zithromax Prescribing Information with loading dose of 500 mg on Day 1 followed by 250 mg daily for four days, Foulds, et.al., 1990.

We also conducted three drug-drug interaction studies in 2010 and 2011 in which CEM-101 was co-administered with rifampin, midazolam or ketoconazole to test its effects on these drugs. These studies have been successfully concluded and the data confirm that CEM-101’s interactions with CYP3A4, an enzyme in the liver that metabolizes a number of drugs, are consistent with older macrolides’ interactions with CYP3A4.

Pre-Clinical Data

Our pre-clinical studies support four of the key attributes of CEM-101: potency against a broad range of bacteria, potential to have a low incidence of resistance, intracellular activity and anti-inflammatory qualities associated with macrolides.

Potency. We have extensively studied CEM-101’s in vitro activity and potency against a variety of respiratory and non-respiratory bacteria. CEM-101 was tested against clinical isolates including pneumococci, Hemophilus, Legionella, Moraxella, Chlamydia, Neisseria, beta-hemolytic streptococci, Mycoplasma, S. aureus (including MRSA), coagulase negative staphylococci, enterococci and many other bacteria. These studies found that CEM-101 exhibited two to four times greater potency compared to Ketek, and superior potency compared to other macrolides against most bacteria causing CABP. In another study, CEM-101 demonstrated superior activity against several serotypes of Legionella pneumophila compared to other macrolides, particularly erythromycin and azithromycin, which are commonly used to treat Legionellosis. Legionella are atypical bacteria and are not susceptible to penicillins and cephalosporins commonly used to treat CABP, but are susceptible to fluoroquinolones such as levofloxacin. The results of these studies are presented in Table 4 below. Potency against a panel of bacterial strains is measured by MIC90, which refers to the concentration needed to inhibit the growth of 90% of a panel of bacterial strains isolated from patients. A lower MIC90 indicates greater potency against a particular bacterium.

Table 4. CEM-101 Pre-Clinical Data: CEM-101 in vitro Activity Against CABP Bacteria.

Organism (# strains tested)	CEM-101 MIC90 (µg/ml)	Azithromycin MIC90 (µg/ml)	Levofloxacin MIC90 (µg/ml)	Amox/Clav MIC90 (µg/ml)
Streptococcus pneumoniae (150)	0.25	>16	1.0	>8
Streptococcus pyogenes (100)	0.03	>16	1.0	≤0.25
Hemophilus influenzae (100)	2	2	≤0.12	2.0
Legionella pneumophila (30)	≤0.015	2	0.5	NE
Mycoplasma pneumoniae (36)	0.000125	0.0005	0.5	NE
Chlamydophila pneumoniae (10)	0.25	0.125	NT	NE

NE = Not effective, as the target of these antibiotics do not exist in these pathogens.

NT = Not tested.

Resistance. CEM-101 was tested against pneumococcal strains that have become resistant to older macrolides as a result of mutations called erm(B), mef(A), a combination of erm(B) with mef(A), and L4 mutations. As shown by the in vitro potency data in Table 5 below, CEM-101 was active against all tested pneumococcal strains that are resistant to older macrolides.

Table 5. CEM-101 Pre-Clinical Data: MIC50 and MIC90 Values (µg/ml) of Pneumococci with Defined Macrolide-Resistant Mechanism.

Drug	erm(B) (54)		mef(A) (51)		erm(B) + mef(A) (31)		L4 mutations (27)
	MIC50	MIC90	MIC50	MIC90	MIC50	MIC90	MIC50	MIC90
CEM-101	0.03	0.5	0.03	0.125	0.125	0.25	0.06	0.125
azithromycin	>64	>64	4	8	>64	>64	>64	>64
telithromycin	0.06	1	0.125	0.25	0.5	1	0.125	0.25
clindamycin	>64	>64	0.06	0.06	0.06	>64	0.06	0.125
amox/clav	0.5	8	0.125	2	2	8	4	8
levofloxacin	1	2	1	2	1	16	1	2
penicillin G	1	4	0.125	4	2	4	4	16

The ability to become resistant to CEM-101 was analyzed by exposing eight pneumococcal bacterial strains from the above study to CEM-101. Only one strain developed a high-level resistance to CEM-101 and only after 18 passes. This suggests that selection of resistant strains would be infrequent and additional mutations are necessary for resistance to develop to CEM-101.

We also tested a number of Group A beta-hemolytic streptococci that have become resistant to older macrolides. The data indicate that CEM-101 is active against these organisms, which have different mechanisms of resistance, including erm(B), mef(A) and erm(A). The frequency of resistance was low at <10-10, but importantly there was no cross-resistance with these organisms once they had become resistant to older macrolides. CEM-101 is active against all these resistant strains. While the strains are resistant to older generations of macrolides, no strains resistant to CEM-101 could be isolated after 50 transfers in a growth medium containing CEM-101.

Intracellular Activity. Bacteria that cause infections can be inside cells or in tissue. During treatment if the antibiotic does not penetrate into tissues and cells, the bacteria can escape the effect of the antibiotic. Consequently, it is important that antibiotics be distributed from the blood to the tissues and intracellularly. Macrolides have been known to be effective against intracellular bacteria, which is one of their advantages. CEM-101 accumulates to concentrations that are several times higher than azithromycin, as shown below in Figure 1a, and the intracellular drug is potent against intracellular bacteria and is more active than azithromycin in killing intracellular pathogens such as Legionella pneumophila as shown in Figure 1b.

Figure 1a: Concentration after Exposure of Macrophages to Azithromycin and CEM-101 in Macrophages.	Figure 1b: Killing of Legionella Located Intracellularly by Azithromycin and CEM-101.

Anti-Inflammatory Properties. We conducted studies comparing CEM-101’s anti-inflammatory properties to older macrolides. CEM-101 was more effective than the older macrolides in decreasing the production of cytokines, which are cell-signaling molecules involved in the process of inflammation. Reduction of cytokine activity would be expected to reduce inflammation and resulting tissue damage. Thus, CEM-101 is expected to be effective in eradicating the infecting bacteria and reducing the inflammation resulting from the infection, which should result in a faster recovery. Older generation macrolides have also been used in the treatment of diseases like late-stage COPD and CF because of their anti-inflammatory properties. Our pre-clinical data suggest CEM-101 could also be used in the treatment of these diseases.

Planned Clinical Trials

We are planning our pivotal trial program, which we believe will require three Phase 3 trials, including one trial with oral CEM-101 and two trials with IV CEM-101 stepping down to oral CEM-101 for the approval of both IV and oral products under one NDA. All of these trials will be randomized, double-blinded studies conducted against a comparator drug agreed upon with the FDA, for which we will have to show non-inferiority from an efficacy perspective and acceptable safety and tolerability. The FDA has recently proposed clarifying the guidance for the clinical development of therapies for the treatment of CABP. We have designed our Phase 3 trials to meet these new guidelines. We are planning to finalize our proposed pivotal trial program with the FDA at our end of Phase 2 meeting, which we expect to occur in the second quarter of 2012. After completing our end of Phase 2 meeting, we expect to begin enrollment in the Phase 3 trial with oral CEM-101 in the second half of 2012. Between December 2011 and March 2012, we plan to have tablets made and tested for bioequivalence to the capsules that were used in the Phase 1 and Phase 2 oral studies. In addition, we intend to conduct a number of studies to support FDA approval, including a thorough QT, or TQT, study to look at cardiac effects, and studies in patients with hepatic insufficiency and renal impairment. We are currently conducting a Phase 1 trial for the IV formulation of CEM-101 that we expect to complete in the third quarter of 2012. We anticipate that the next trial for the IV formulation of CEM-101 will be a Phase 3 IV-to-oral trial. In addition, we also plan to initiate a small Phase 2 trial of oral CEM-101 in patients with bacterial urethritis in 2012. Dependent on obtaining funding from a third-party collaborative partner, we plan to initiate the first Phase 3 IV-to-oral trial for CEM-101 in CABP in the first half of 2013 and initiate the second Phase 3 IV-to-oral trial in the second half of 2013. Assuming the Phase 3 trial for oral CEM-101 for CABP begins when anticipated, we expect to receive top line data for that trial in the first half of 2014.

The FDA recently convened the Anti-Infective Drugs Advisory Committee (AIDAC) on November 3, 2011 to review anticipated changes in guidance to the industry for conducting clinical trials for CABP. The proposed guidance follows several FDA advisory meetings as well as recommendations of an independent advisory body called the FNIH that involved industry and academic infectious disease physicians. According to the newly proposed guidelines, the primary endpoint for Phase 3 CABP trials will be clinical success at an early timepoint (Day 3-5 post study drug initiation). Clinical success is defined as improvement in at least two of the following symptoms: cough, shortness of breath, chest pain, and sputum production, without worsening in any other symptom. The proposed guidelines also clarify the patient population required for these trials by specifying the percent of patients to be enrolled based on the severity of their disease. For example, the new guidelines specify that up to 50% of patients in oral CABP trials can have moderate CABP, with the remainder having more severe disease. IV CABP trials can have up to 25% of patients with moderate CABP while the rest must have more severe CABP. For those seeking FDA approval by establishing non-inferiority, the guidance specifies that companies conduct two Phase 3 CABP trials, with a requirement to demonstrate non-inferiority in early clinical response rate (in comparison to the comparator drug) in the Intent-to-Treat population of each study, using a 10% non-inferiority margin. In addition, non-inferiority must be demonstrated in the pooled (across both studies) microbiological-Intent-to-Treat population. Our Phase 3 trial program will be designed to meet these FDA guidelines, which we expect to be effective in the first quarter of 2012.

Taksta (Fusidic Acid)

Overview

Taksta, our fusidic acid product candidate, is an oral antibiotic that we are developing in the U.S. for the treatment of prosthetic joint infections and ABSSSI, which are frequently caused by S. aureus, including MRSA. Fusidic acid is the only member of a unique class of antibiotics, called fusidanes, and has a mechanism of action that differs from any other antibiotic. Fusidic acid has been approved and sold for several decades in Europe and other countries outside the U.S. and has a long-established safety and efficacy profile, but has never been approved in the U.S. We have conducted in vitro tests of Taksta’s activity against thousands of strains of S. aureus found in the U.S. and our data show that virtually all of those strains tested (99.6%) are susceptible to Taksta. In addition, we believe Taksta has the potential to be used in hospital and community settings on both a short-term and chronic basis. Our completed Phase 2 clinical study has shown Taksta to be comparably effective to linezolid, a treatment for the common skin infection S. aureus and the only oral antibiotic approved by the FDA to treat MRSA.

Taksta Market Opportunity

Prosthetic Joint Infections. According to a survey of physicians conducted by Decision Resources, MRSA is the most important pathogen of concern in patients with osteomyelitis and prosthetic joint infection. Bone infections often begin with skin infections where bacteria enter the bloodstream through breaks in the skin or mucous membrane that occur as a result of a wound or due to a surgical, medical or dental procedure. According to the IDSA, MRSA infections account for approximately 60% of skin infections seen in U.S. emergency rooms. The most common treatments for prosthetic joint infection and ABSSSI with MRSA currently are vancomycin (available as a generic) and daptomycin (sold under the brand name Cubicin®), both of which are available only as IV formulations. Linezolid, which is also prescribed for prosthetic joint infections and ABSSSI, is available in both IV and oral formulations and is the only oral antibiotic approved by the FDA for MRSA. Linezolid, however, has significant side effects, which include irreversible peripheral neuritis, or the inflammation of nerves and thrombocytopenia, or a relative decrease of platelets in blood, which argues against treatment for the elderly or cancer chemotherapy patients. It is recommended that linezolid not be taken for more than 14 days without additional monitoring because of the increased possibility of these side effects. Patients that are anemic also require additional monitoring when treated with linezolid. In addition, on July 26, 2011, the FDA published a drug safety communication letter regarding the use of linezolid in patients on serotonergic drugs such as SSRIs (including Prozac, Paxil and Zoloft), which are taken for depression, bipolar disease, schizophrenia and other psychiatric disorders. The safety communication letter states that unless patients are carefully observed for signs and/or symptoms of serotonin syndrome, linezolid should not be administered to patients taking SSRIs. The warning is on the linezolid label as well as the labels of each SSRI product. Given the widespread use of SSRIs and some of the other side effects associated with linezolid, we do not believe that linezolid is an option for many patients. We believe there is an opportunity to develop an oral drug that is effective against MRSA and has a safety profile that supports out-patient use, use for chronic indications and use in children.

In 2006, nearly 800,000 total knee or hip arthroplasty procedures were performed in the U.S., with an overall infection rate of approximately 1.0%. It has been predicted that the demand for knee revision surgery will double by

2015, and increase by 673% by the year 2030 as the population ages. With steadily increasing numbers of patients in the U.S. undergoing prosthetic joint surgery, we expect there will be a corresponding increase in the overall incidence of prosthetic joint infections. Prosthetic joint infections usually occur when bacteria enter the area of the prosthesis during implantation. However, they may also occur through other surgical, medical or dental procedures or by accident when the skin or mucous membrane is broken, enabling surface-level bacteria to travel to the prosthesis. S. aureus species, including MRSA, are the most commonly identified bacterial pathogens involved in prosthetic joint infections. Prosthetic joint infections have traditionally required a two stage revision procedure in which the infected prosthesis is first removed, with new prosthesis implantation following a course of antibiotic therapy. However, there are increasing reports of success with the strategy of debridement, or removal of infected tissue, antibiotic therapy, and prosthesis retention, which spares patients the risks of a second implantation procedure. In these cases, longer-term suppressive antibiotic therapy is recommended. For some patients, chronic suppressive antibiotic therapy is the only treatment option due to poor surgical risk, advanced age or limited life expectancy.

In treating prosthetic joint infections, vancomycin, daptomycin and linezolid are commonly prescribed and are typically used in combination with another antibiotic, generally rifampin, doxycycline or Bactrim®. Vancomycin is discontinued between seven and 28 days after initial treatment and the two remaining oral antibiotics, rifampin plus Bactrim or doxycycline, are continued for several weeks. Bacteria become rapidly resistant when rifampin is used in monotherapy and therefore it is necessary for rifampin to be used with another antibiotic to prevent resistance development. While Bactrim and doxycycline are oral antibiotics, they are not approved for and are not effective against MRSA, a common pathogen in prosthetic joint infections. Linezolid, which is the only oral therapy approved for MRSA, cannot be used for long-term therapy owing to side effects, such as platelet suppression and irreversible neuropathies. According to Data Monitor, physicians indicate that safety is a significant factor for them in choosing antibiotic therapy for osteomyelitis and prosthetic joint infections because the population of patients receiving prosthetic joints tend to be older and the treatment duration is longer. As a result, we believe there is a significant opportunity for a treatment for prosthetic joint infection that is effective against S. aureus, including MRSA, and can be used safely on a long-term basis. Outside of the U.S., fusidic acid has been used successfully in combination with rifampin to achieve high cure rates in selected patients with prosthetic joint infections, without requiring replacement of the prosthesis. In a recent review of clinical experience at an Australian teaching hospital, treatment of staphylococcal prosthetic joint infection with debridement, prosthesis retention, and oral fusidic acid and rifampin therapy achieved an approximately 88% treatment success rate at one year.

Skin Infections/ABSSSI. Skin infections are caused by bacteria that normally live on the skin, such as staphylococci or streptococci. An infection develops when there is a break in the skin, such as a wound or injury, that allows bacteria to enter the skin and grow, causing infection and swelling. ABSSSI are infections in the tissue under the skin, such as major abscesses, cellulitis and infected wounds. A variety of bacteria may be identified in ABSSSI but the two most common bacteria are S. aureus and Streptococcus pyogenes, or S. pyogenes, a type of beta-hemolytic streptococci. MRSA, a drug resistant S. aureus, can be a major cause of ABSSSI. According to the IDSA, MRSA infections account for approximately 60% of skin infections seen in U.S. emergency rooms. Among the leading antibiotics to treat ABSSSI with MRSA and osteomyelitis, including prosthetic joint infections, are vancomycin and daptomycin, and, according to IMS Health and public pharmaceutical company filings, sales of these drugs totaled approximately $1.1 billion and prescriptions totaled approximately 700,000 in the U.S. in 2010.

Currently, patients with serious wound and bone infections and cellulitis or ABSSSI that require antibiotic treatment are usually hospitalized on IV antibiotics. There are many other patients that have serious infections, including MRSA, who could be treated on an out-patient basis if a safe and effective oral treatment existed. In these cases, the physician is most often forced to admit the patient into the hospital. In addition to the added costs of admitting a patient into the hospital, the physician could also be introducing a resistant bacterium into the hospital setting, exacerbating a major hospital infection control concern.

Key Attributes of Taksta

We believe Taksta can be an effective treatment for prosthetic joint infections and ABSSSI because of the following key attributes.

Taksta has an established safety profile outside the U.S. Fusidic acid has been approved and used in certain countries in Europe and in Australia for many years, in some countries as many as 40 years, both for short-term use in complicated skin infections as well as for long-term use in other types of infections requiring long-term therapy, including osteomyelitis and prosthetic joint infections. Further, fusidic acid has been used in pediatric populations outside the U.S. and has been safe and well tolerated. As fusidic acid has been in clinical use outside the U.S. for several decades, a substantial body of safety data is in the public domain. According to IMS Health, an estimated 21.3 million fusidic acid prescriptions were written in 2006, of which 1.3 million were for oral use and the balance of which we believe were prescribed largely for topical use. Safety data from over 100 published clinical study results involving the oral administration of fusidic acid to over an aggregate of 4,000 patients demonstrated a safety profile consistent with non-U.S. approved product labeling. These data indicate significant worldwide use of fusidic acid, capture clinical experience in the public domain and characterize the safety profile of fusidic acid. The safety data from our Phase 1 and Phase 2 clinical trials are consistent with available historical data and establish that Taksta has a favorable safety and tolerability profile.

Taksta has demonstrated comparable efficacy to the only FDA-approved oral treatment for MRSA. In a recently completed Phase 2 trial in 155 ABSSSI patients comparing Taksta to linezolid, Taksta successfully demonstrated efficacy comparable to linezolid and confirmed its effectiveness against S. aureus and MRSA. Furthermore, in vitro data have demonstrated that Taksta has potent activity against more than 7,300 strains of S. aureus, including MRSA strains that are community-acquired MRSA, or CA-MRSA, hospital-acquired MRSA, or HA-MRSA, and other known types of MRSA. We have also conducted tests of Taksta’s activity against strains of S. aureus that are found in the U.S. and our data show that virtually all of those strains (99.6%) are susceptible to Taksta. As a result of Taksta’s broad range of activity against S. aureus, physicians could use Taksta to treat a patient with an infected wound or cellulitis without identifying the particular type of S. aureus causing the infection. Since fusidic acid has a unique structure and target, there is no known cross-resistance with other antibiotics.

Taksta is an oral therapy for all types of S. aureus, including MRSA. The leading treatments for prosthetic joint infections and ABSSSI caused by MRSA are available only in IV formulations. Linezolid is the only drug currently approved for use against MRSA with an oral formulation. However, its use is associated with serious side effects and cannot be used in certain patient populations without additional monitoring. We believe our clinical studies and historical data on fusidic acid demonstrate that Taksta has the potential to be a safe and effective oral treatment for prosthetic joint infections and ABSSSI caused by MRSA. We believe Taksta would enable physicians to treat patients not otherwise needing hospitalization on an outpatient basis, thereby reducing hospitalization costs and avoiding the unnecessary introduction of resistant bacteria into the hospital setting.

Taksta has a lower incidence of resistance due to our proprietary loading dose regimen. Our in vitro studies have shown that the reason for resistance to fusidic acid that was reported to occur during oral treatment outside the U.S. is that it was not dosed optimally. In addition, published studies of resistance during oral treatment with fusidic acid outside the U.S. conclude that the frequency of resistance is related to the lack of initial potency, which has been addressed in the past by combination therapy. Our innovative loading dose regimen minimizes the development of resistance by increasing the amount of drug initially delivered to the bacteria.

Taksta can be used in patient populations not well served by current treatments. We believe Taksta could also be used for patients that are anemic, as well as patients on serotonergic drugs such as SSRIs who could be treated with an oral antibiotic, but for whom linezolid may not be a viable or convenient treatment option due to side effects and/or increased monitoring requirements. In addition, none of the antibiotics currently on the market can be used for prolonged periods of time to treat chronic staphylococcal infections due to safety concerns. We believe Taksta could fulfill the need for a safe, long-term oral therapy to treat chronic infections such as prosthetic joint infections and osteomyelitis. Furthermore, there are few treatment options for children infected with S. aureus, especially MRSA, because in children, IV antibiotics have unpredictable blood levels and are inconvenient to dose. Fusidic acid is available in an oral formulation and has been used in pediatric populations outside the U.S. We intend to develop a pediatric formulation of Taksta to address the need for a safe and effective oral treatment of staphylococci and streptococci in children.

Clinical Data

Phase 2 Clinical Trial. We have successfully completed a Phase 2 clinical trial comparing Taksta to linezolid, which is the only oral antibiotic approved by the FDA for treating MRSA infections. The trial demonstrated that our Taksta loading dose regimen has a favorable safety and tolerability profile with efficacy comparable to linezolid. In this study, patients were stratified by the type of infection, such as wounds and cellulitis, and, through the first 127 patients, were randomized in a 1:1:1 ratio to receive a Taksta non-loading regimen (Taksta 600 mg twice per day which is similar to the dose practically used in the E.U.), a Taksta loading dose regimen (Taksta 1500 mg twice per day on Day 1, followed by 600 mg twice per day), or linezolid (600 mg twice per day, which is the standard approved dose), each administered for 10-14 days. After interim analysis of the initial 127 patients demonstrated comparable safety and tolerability of the two Taksta regimens, the Taksta non-loading dose regimen was dropped in favor of the Taksta loading dose regimen, which was shown to have a lower resistance profile in in vitro models, and the remaining patients were randomized in a 1:1 ratio to receive the Taksta loading dose regimen or the linezolid regimen. A total of 155 patients received either the Taksta loading dose regimen or linezolid. The loading dose followed by maintenance dose strategy was designed to ensure a higher concentration of Taksta in the bloodstream at the beginning of the treatment period to rapidly reduce the bacterial population load in an infection, thus limiting resistance development, and to then allow a reduced dose to maintain steady state levels of Taksta in the bloodstream, which increases tolerability.

The results from the Phase 2 trial demonstrated a clinical cure rate comparable to linezolid as described in Table 6 below. The clinical success rates for the Taksta loading dose regimen were comparable to those for the linezolid regimen in the ITT, mITT, CE and ME populations. Respective clinical success rates at the TOC in Taksta loading dose and linezolid treatment groups in the ITT population were 85.9% and 94.8%; in the mITT population, they were 88.1%, and 93.1%; in the CE population, they were 92.3% and 98.5%; and in the ME population, they were 96.0% and 98.0%. Importantly, in patients with documented S. aureus infection at baseline, clinical success rates were 95.8% and 97.9%, and with MRSA 96.8% and 100.0%, in the ME population in the Taksta loading dose and linezolid groups, respectively.

Table 6. Taksta Phase 2 Results: Clinical Response at the TOC.

Population	Treatment Group
	Taksta		Linezolid
	No. of patients	Success rate, % (95% CI)	No. of patients	Success rate, % (95% CI)
Intent-to-treat (ITT)	67/78	85.9 (76.2-92.7)	73/77	94.8 (87.2-98.6)
Microbiological intent-to-treat (mITT)	52/59	88.1 (79.9-95.1)	54/58	93.1 (83.3-98.1)
Clinically evaluable (CE)	60/65	92.3 (83.0-97.5)	67/68	98.5 (92.1-100)
Microbiologically evaluable (ME)	48/50	96.0 (86.3-99.5)	48/49	98.0 (89.2-100)
S. aureus (ME)	46/48	95.8 (85.8-99.5)	47/48	97.9 (88.9-100)
MRSA (ME)	30/31	96.8 (83.3-99.9)	37/37	100.0 (90.5-100)
S. pyogenes (ME)*	1/1	100.0	2/2	100.0
Streptococcus agalactaie (ME)*	1/2	50.0	0	N/A
Beta-hemolytic streptococcus, other (ME)*	1/1	100.0	0	N/A

(*)	Types of beta-hemolytic steptococci.

In August 2010, the FDA published new guidance regarding assessment of outcomes for ABSSSI clinical trials, with an emphasis on assessment of the early response to therapy in the ITT population. Following this guidance, 87.2% of study subjects randomized to the Taksta loading dose arm achieved an early response (defined as both cessation of spread of lesion and absence of fever on treatment Day 3, in patients not otherwise considered a treatment failure) compared to 90.9% of the linezolid subjects, as shown in Table 7 below.

Table 7. Taksta Phase 2 Results: Early Clinical Response (Day 3 Visit) in the ITT Population.

	Taksta Loading Dose (No. of patients, N=78) n (%)	Linezolid (No. of patients, N=77) n (%)
Success	68 (87.2)	70 (90.9)
95% Confidence Interval	77.7–93.7	82.2–96.3
Failure	10 (12.8)	7 (9.1)
Reason for Failure
Increase in lesion length or width only	6 (7.7)	7 (9.1)
Febrile only	0 (0.0)	0 (0.0)
Both increase in lesion length or width and febrile	0 (0.0)	0 (0.0)
Missing lesion data only	0 (0.0)	0 (0.0)
Missing temperature data only	0 (0.0)	0 (0.0)
Missing both lesion size and temperature data	2 (2.6)	0 (0.0)
Clinical failure on or prior to Day 3 Visit	2 (2.6)	0 (0.0)

The results of the trial demonstrated Taksta has a favorable safety and tolerability profile with data comparable to linezolid as shown in Table 8 below. Since the study was blinded, we were required to exclude any patient taking SSRIs, who would have required additional monitoring if administered linezolid. Adverse events were reported in 61.5% of patients in the Taksta loading dose group and in 63.6% of patients in the linezolid group. There were no clinically relevant differences between treatment groups in the types or frequency of adverse events, including gastrointestinal events. Notably, the frequency and intensity of nausea and/or vomiting were similar in the Taksta loading dose and the linezolid treatment groups. There were more nervous system adverse events reported for linezolid (16.9% vs. 10.3%) than for Taksta, the majority of which were headaches.

Table 8. Taksta Phase 2 Results: Adverse Events.

Event	Taksta Loading Dose (No. of patients, N=78) n (%)	Linezolid (No. of patients, N=77) n (%)
Any adverse event	48 (61.5)	49 (63.6)
Serious adverse event	3 (3.8)	0 (0.0)
Discontinued treatment due to adverse event	3 (3.8)	0 (0.0)
Adverse event
Gastrointestinal disorders	31 (39.7)	32 (41.6)
General disorders and administration site condition	5 (6.4)	4 (5.2)
Infections and infestations	8 (10.3)	10 (13.0)
Injury, poisonings, and procedural complications	5 (6.4)	0 (0.0)
Metabolism and nutrition disorders	5 (6.4)	5 (6.5)
Nervous system disorders	8 (10.3)	13 (16.9)
Respiratory, thoracic, and mediastinal disorders	5 (6.4)	2 (2.6)
Skin and subcutaneous tissue disorders	7 (9.0)	13 (16.9)

Three patients in the Taksta loading dose group had at least one serious adverse event (Herpes simplex, a serious kidney infection, and head injury and back pain) none of which were considered by the investigator to be related to the study medication. Three patients in the Taksta group discontinued the study medication due to adverse events (nausea and chills; blister and maculopapular rash; and nausea, vomiting and anorexia).

Phase 1 Results. We previously completed Phase 1 single dose, multi-dose and loading dose trials with Taksta between 2007 and 2009. These trials were randomized, double-blinded, placebo-controlled, dose-escalation studies to determine the pharmacokinetics and tolerability of single and multiple doses of Taksta. The effect of food on oral bioavailability was measured and food did not have a significant effect on the oral bioavailability, meaning Taksta can be taken with or without food. There were few adverse events and all were mild in severity. No serious adverse events were seen at the 1650 mg dose. Based on these data, loading dose regimens followed by maintenance dose regimens were considered safe and well tolerated up to a combination of 1650 mg/825 mg of Taksta.

The pharmacokinetics, or PK, of Taksta were investigated in three Phase 1 trials. The first trial of 28 subjects evaluated the relative bioavailability of Taksta 250 mg tablets compared to Fucidin® tablets, the marketed product in Europe, which contains the same API as Taksta but is a different sized tablet, manufactured with different components and dosed differently. This trial also compared the PK of a single oral dose of Taksta 500 mg in the fed versus fasted states. The second trial assessed the PK of multiple oral doses of Taksta 500 mg (2 × 250 mg) administered three times a day for 4.5 consecutive days in 24 healthy subjects. The third trial evaluated the PK of single, multiple, and loading dose regimens of Taksta administered to healthy subjects.

In each trial, Taksta was shown to be generally safe and well tolerated. These trials showed that Taksta had a long plasma half-life and therefore the drug accumulates in the blood over time when administered at the same high dose daily, as evidenced by Taksta showing higher PK after the dose in the second and subsequent periods as compared to the first period. The results of the trial led to the design of the loading dose which would provide high drug levels on Day 1 followed by a steady concentration of Taksta of approximately 80 mcg/ml, which is well over 10 times the MIC90, or the concentration level needed to inhibit 90% of staphylococci and streptococci, the two organisms most frequently found in skin infections.

Pre-Clinical Data

We evaluated the in vitro activity of Taksta against prevalent community-acquired, hospital-acquired, and epidemic clones including strains non-susceptible to anti-MRSA agents. We have conducted tests of Taksta’s activity against strains of S. aureus that are found in the U.S. and our data show that virtually all of those strains (99.6%) are susceptible to Taksta. A collection of 56 MRSA strains from the Network on Antimicrobial Resistance in Staphylococcus aureus, or NARSA, and Eurofins Medinet repositories were tested for susceptibility to Taksta and comparators by broth microdilution, a method of testing susceptibility using a semi-solid or liquid growth medium to conduct dilutions in small volumes, in accordance with current Clinical and Laboratory Standards Institute, or CLSI, guidelines. Isolates included those with rare resistance phenotypes, linezolid and daptomycin non-susceptible isolates and isolates from prevalent community, hospital, and epidemic clones. Against the selected resistant MRSA, Taksta had an MIC range of 0.06-8 µg/mL with an MIC50 and MIC90 of 0.12 µg/mL. With the exception of one vancomycin intermediate Staphylococcus aureus, or VISA, isolate (with an MIC of 1 µg/mL), two daptomycin non-susceptible isolates (with MICs of 4 µg/mL), and one linezolid non-susceptible isolate (with an MIC of 8 µg/mL), Taksta’s MICs were 0.06-0.12 µg/mL against MRSA with rare but emerging resistance phenotypes. Against a subset of 10 community, 10 hospital, and five epidemic clones, Taksta’s MICs were 0.06-0.12 µg/mL. Taksta had potent in vitro activity against MRSA non-susceptible to currently approved antibiotics vancomycin, linezolid, and daptomycin. Taksta was also active against USA100 and USA300 MRSA clones of MRSA most likely to be encountered clinically in the U.S. today. Based on its potency and activity, these results highlight the potential of Taksta for the treatment of MRSA in the U.S.

As required by FDA regulations, we conducted pre-clinical animal studies of Taksta to determine its absorption. The studies indicated that Taksta was not very well absorbed and has a short half-life in animals, resulting in minimum exposure levels which limited the ability to test Taksta in animal models. All pre-clinical tests were benign and indicated no safety or tolerability issues. However, because fusidic acid has been used for several decades in humans outside the U.S. and there is sufficient human clinical trial data for Taksta, we believe that this animal absorption data will not adversely impact our development efforts for Taksta at the FDA.

Compassionate Use Data. We have treated one patient with severe chronic osteomyelitis under our FDA-approved compassionate use program with Taksta. This patient had been treated unsuccessfully with many known antibiotics over a period of two years and was scheduled for a leg amputation. After being treated with Taksta, the patient recovered, the large leg lesion has healed and the patient has been on Taksta for more than 16 months to date. In Canada, where fusidic acid tablets are available, a single patient with S. aureus infected prosthetic joints in both elbows following severe rheumatoid arthritis had failed on all possible oral medications and was scheduled for amputation of one arm. After treatment with higher doses than recommended in Canada and similar to our loading dose regimen, the arm was saved from amputation and the patient has continued on fusidic acid therapy for over three years to date. These results, while encouraging, are preliminary, from a small number of patients and of limited value because they were not obtained in a controlled clinical trial. Furthermore, these results may not be predictive of our future trial results, including the result of our planned Phase 2 trial regarding prosthetic joint infections.

Australian Data. We plan to use an Australian study as the basis for our Phase 2 study design for Taksta for the treatment of prosthetic joint infections. The study was published in 2007 by the European Society of Clinical Microbiology and Infectious Diseases. Between 1998 and 2003, 20 patients in St. Vincent’s Hospital, a teaching hospital in Melbourne, Australia, were treated for staphylococcal prosthetic joint infection with debridement, prosthesis retention, and IV antibiotic followed by oral fusidic acid and rifampin. Of the patients, 13 had hip joint replacements and seven had knee joint replacements. The median duration of IV treatment was 12 days, the median duration of hospitalization was 20 days and the median duration of oral treatment was 12 months. Two patients reported nausea that was severe enough to require a change of treatment. Two patients reported transient nausea, but continued treatment. No hepatoxicity was reported. There was no evidence of treatment failure for 18 patients and 16 patients retained their original prosthesis without any evidence of infection after 26 months of follow-up. The cumulative success of treatment after one year was approximately 88%.

Planned Clinical Trials

We are planning to commence an open-label Phase 2 trial of Taksta in patients with prosthetic joint infections in 2012 similar to the Australian study. We expect that this trial will enroll up to 50 patients with prosthetic joint infections who are eligible for the treatment strategy of surgical debridement, antibiotic therapy, and prosthesis retention. Patients will receive intravenous vancomycin plus oral Taksta plus oral rifampin for two to six weeks (the duration of the intravenous therapy phase will be determined at the investigator’s discretion consistent with local standards of care), followed by oral Taksta plus oral rifampin combination therapy for three to six months (at least three months for prosthetic hip infections, and six months for prosthetic knee infections). This will be followed by oral Taksta monotherapy of indefinite duration (if and as needed, as chronic therapy, to be determined at the investigator’s discretion consistent with local standards of care). The primary outcome measure will be retention of a functional prosthesis, without requirement for additional or alternative antibiotic therapy. We intend to discuss the design of this trial with the FDA in the second quarter of 2012 and initiate the trial in the fourth quarter of 2012. Assuming the trial begins as anticipated, we expect to receive top line results in the fourth quarter of 2013 and to receive full study results in the first half of 2014. We have completed a successful end of Phase 2 meeting with the FDA for Taksta in ABSSSI; however at this time, we do not intend to commence Phase 3 trials in ABSSSI without a collaborative partner.

Earlier Stage Pipeline Programs

Our earlier stage programs include developing other uses for CEM-101 and Taksta, as well as the development of newly discovered compounds as antibiotics and for the treatment of other diseases.

CEM-101. Given the spectrum, potency and resistance profile of CEM-101, in early 2012, we plan to initiate a small Phase 2 clinical trial for CEM-101 as a treatment for bacterial urethritis. The open label, non-randomized, single-center trial is expected to enroll 30 patients. The primary outcome would be eradication of infection by Day 7. In the future we may pursue secondary indications for CEM-101 to treat other respiratory tract infections such as pharyngitis, sinusitis and chronic bronchitis, as well as other infectious diseases such as infections in CF patients, otitis media (middle ear infection), Helicobacter gastritis, malaria, tuberculosis, eye infections and COPD. Of these additional indications, we are currently most interested in bacterial urethritis and CF infections. For bacterial urethritis, CEM-101 has demonstrated in vitro activity against resistant strains of Neisseria gonorrhoeae, the organism that causes the disease and at least one strain of which has developed resistance to all approved antibiotics. In CF, the second most common bacteria that infects the lung is S. aureus, against which CEM-101 has demonstrated activity. In addition, our pre-clinical work suggests that CEM-101 is likely to have greater anti-inflammatory properties than azithromycin, which is commonly used in CF patients for its anti-inflammatory properties.

Taksta. Given the historical use of fusidic acid and its safety profile, we believe Taksta can also address osteomyelitis and infections related to CF, all of which tend to require long-term or chronic treatment, as well as ABSSSI that generally requires seven to 14 days of treatment. Fusidic acid is used in certain countries in Europe to treat S. aureus infections in CF patients and is active against 40 S. aureus strains isolated from CF clinics in the U.S. All S. aureus strains were susceptible to fusidic acid. A CF patient has been treated under our compassionate use program for approximately eight months with some demonstrated symptomatic relief.

Other Research Programs. Shortly after our inception, we entered into a collaborative research and development and license agreement with Optimer Pharmaceuticals, Inc. The license agreement gives us exclusive access to a library of over 500 macrolide compounds, which we have further expanded through our own discovery efforts. Macrolides are complex structures which can be chemically modified to eliminate their antibacterial activities. We intend to use our extensive macrolide library to develop drugs with no antibiotic effect and replace off-label use of older macrolides in inflammatory conditions and other indications such as diabetic gastroparesis. Several compounds have been identified through our screening programs that could potentially address therapeutic needs in the areas of inflammation, diabetic gastroparesis and cancer. We believe that partnering these candidates in the pre-clinical stage can result in viable candidates for non-antibiotic drugs.

We are conducting pre-clinical studies for the use of macrolides in treating diabetic gastroparesis, which is related to a lack of neural response in the gastrointestinal tract of diabetic patients, and gastroesophageal reflux disease, or GERD, both likely to be helped by addressing motilin function. Motilin is a hormone released in the upper small intestine that helps control the pattern of smooth muscle contractions that initiate in the stomach and carry through to the small and large intestines. Erythromycin and related antibiotics have known activity as motilin agonists. Through our screening program, we have selected a lead candidate that is active in the motilin receptor binding assay, functional assays using cloned human motilin receptor in mammalian cells, as well as in rabbit duodenal strip contraction assays. These compounds have been optimized for pharmacokinetic properties and oral bioavailability and are in pre-clinical development.

Our Commercialization Strategy

We will pursue commercialization strategies intended to maximize the value of each product. We plan to develop our product candidates through late-stage clinical studies and, upon approval, either sell our products directly through our own hospital-based sales force, which we would need to assemble, or through partnerships, which we would need to negotiate with larger pharmaceutical companies.

CEM-101. The CEM-101 opportunity will be maximized by having both a hospital-based sales force and a primary care sales force. We believe we could build a sales force to sell directly to the hospital market. A large pharmaceutical company with an established commercial organization may be better positioned to maximize CEM-101 sales in the primary care market. There may be an opportunity to partner with a large pharmaceutical company in a manner that enables us to retain either promotion or co-promotion rights in certain markets, such as the hospital market. We believe CEM-101 represents an attractive commercialization opportunity outside the U.S. and we plan to seek commercial partners in selected regions as appropriate. We also plan to conduct the necessary trials to establish the utility of CEM-101 for the treatment of a broader variety of respiratory and other infections including sinusitis, bronchitis and other forms of pneumonia.

Taksta. The initial market for Taksta will be in the treatment of prosthetic joint infections. Patients with prosthetic joint infections are generally admitted to the hospital to begin antibiotic treatment and determine whether a debridement procedure that retains the prosthetic joint will be performed or whether the prosthetic joint will be removed. Following whatever procedure is necessary, patients are discharged and treated on an outpatient basis. Subject to finding a collaborative partner, the next market for Taksta would be in the U.S. in the hospital emergency department for treatment of ABSSSI infections. Both markets could also be addressed by the same hospital-based sales force we may build to sell CEM-101. Secondary markets for Taksta include dermatology, podiatry, plastic surgery and pediatrics community practices in the U.S., which may be best addressed by a larger pharmaceutical partner. We also plan, through clinical trials, regulatory filings and publications, to expand the data establishing the utility of Taksta for the treatment of a wide variety of serious infections including osteomyelitis.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe that the key competitive factors that will affect the development and commercial success of CEM-101, Taksta and any other product candidates that we develop are efficacy, safety and tolerability profile, convenience in dosing, price and reimbursement. Many of our potential competitors, including many of the organizations named below, have substantially greater financial, technical and human resources than we do and significantly more experience in the discovery, development and regulatory approvals of products, and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render CEM-101, Taksta or any other product candidates that we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing any product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market, as advanced technologies become available and as generic forms of currently branded drugs become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

We anticipate that, if approved, CEM-101 will compete with other antibiotics that demonstrate CABP activity. These include azithromycin (sold under the brand names Zithromax and Z-PAK by Pfizer Inc. and available as a generic), clarithromycin (sold under the brand name Biaxin by Abbott Laboratories and available as a generic), moxifloxacin (sold under the brand name Avelox by Bayer AG), levofloxacin (sold under the brand name Levaquin by Johnson & Johnson and available as a generic), linezolid (sold under the brand name Zyvox by Pfizer Inc.), ceftriaxone (sold under the brand name Rocephin by F. Hoffman-La Roche Ltd and available as a generic) and ceftaroline (sold under the brand name Teflaro by Forest Laboratories, Inc.). We also are aware of various drugs under development for the treatment of CABP, including BC-3781 (under development by Nabriva Therapeutics AG), delafloxacin (under development by Rib-X Pharmaceuticals, Inc.), and omadacycline/PTK-796 (under development by Paratek Pharmaceuticals, Inc.).

We anticipate that, if approved, Taksta will compete with other antibiotics that demonstrate MRSA activity. These include vancomycin, linezolid (sold under the brand name Zyvox by Pfizer Inc.), daptomycin (sold under the brand name Cubicin by Cubist Pharmaceuticals, Inc.), quinupristin/dalfopristin (sold under the brand name Synercid by Pfizer, Inc.), tigecycline (sold under the brand name Tygacil by Pfizer Inc.), and ceftaroline (sold under the brand name Teflaro by Forest Laboratories, Inc.). In addition, an NDA has recently been approved for telavancin (to be sold as Vibativ by Theravance, Inc. and Astellas Pharma, Inc.). Further, we expect that product candidates currently in Phase 3 development, or that could enter Phase 3 development in the near future, may represent significant competition if approved. These include ceftobiprole (under development by Basilea Pharmaceutica AG and approved in Canada and Switzerland), omadacycline/PTK-796 (under development by Paratek Pharmaceuticals, Inc.), NXL-103 (under development by AstraZeneca PLC), radezolid (under development by Rib-X Pharmaceuticals, Inc.), tedizolid (under development by Trius Therapeutics, Inc.), delafloxacin (under development by Rib-X Pharmaceuticals, Inc.), dalbavancin (under development by Durata Therapeutics, Inc.) and oritavancin (under development by The Medicines Company).

Intellectual Property

Due to the length of time and expense associated with bringing new products to market, biopharmaceutical companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes. CEM-101 is a new chemical entity developed from the macrolide library of compounds licensed from Optimer and is covered by a series of patents and patent applications, which claim, among other things, the composition of matter of CEM-101. The original patents covering the composition of matter for fusidic acid have expired. Our proprietary position in Taksta is based upon our loading dose regimen, which is subject to a filed patent application, the opportunity for regulatory exclusivity in the U.S. under the Hatch-Waxman Act and our exclusive supply relationship with Ercros S.A., as further detailed in “Business—Manufacturing.”

Our success will depend in part on our ability to protect the proprietary nature of CEM-101, Taksta and our other product candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

Most of our portfolio consists of intellectual property that we own ourselves or that we exclusively license from Optimer. The intellectual property licensed from Optimer primarily relates to CEM-101 and related compounds, and to other macrolide and ketolide compounds. Internally, we typically develop those compounds further and refine them to determine commercial applicability.

We have applied, and are applying, for patents directed to our three main areas of focus: (1) macrolide and ketolide antibiotics, (2) fusidic acid antibiotics, and (3) macrolides and ketolides for non-antibiotic uses, both in the U.S. and, when appropriate, in other countries. As of December 31, 2011, our owned and in-licensed patent portfolio consisted of two issued patents in the U.S., and approximately 40 other patent applications pending worldwide. Of these, approximately five patent applications, which are not licensed from Optimer, relate to fusidic acid.

With respect to CEM-101 and a broad group of macrolide antibiotics, our U.S. patent portfolio consists of two issued U.S. patents, U.S. Patent Nos. 7,601,695 and 8,012,943, each entitled “Novel Antibacterial Agents,” which we exclusively license from Optimer. U.S. Patent No. 7,601,695 (US ‘695) issued on October 13, 2009 and is scheduled to expire in 2025, including a Patent Term Adjustment of 330 days under 35 U.S.C. § 154(b). U.S. Patent No. 8,012,943 (US ‘943) issued on September 6, 2011, is scheduled to expire in 2024, and does not include a Patent Term Adjustment under 35 U.S.C. § 154(b). The exclusively in-licensed portfolio also includes a continuing patent application of US ‘695 and US ‘943 pending in the U.S., corresponding patent applications pending in Canada and Europe (European Patent Convention), and a patent registration that has been initiated in Hong Kong. Prosecution is ongoing in each of those patent applications. Each of the foregoing patents and applications ultimately arise from a PCT international application filed on March 5, 2004, which claims a priority benefit to U.S. provisional applications filed on March 10, 2003, and May 6, 2003.

We have also filed additional patent applications pending in the U.S., Australia, Canada, China, Europe, Israel, India, and Japan that claim related chemical compounds, morphological forms, pharmaceutical compositions, pharmaceutical formulations, methods for treating particular infections and other diseases, and/or manufacturing processes. We are seeking to develop a strategy to increase the breadth of CEM-101 coverage, particularly in the U.S., Europe, and Asia, and prosecution is ongoing in each case. We have filed patent applications eligible for worldwide coverage claiming two new crystalline forms of CEM-101. In addition, we have filed patent applications eligible for worldwide coverage claiming processes for manufacturing CEM-101 and related compounds from either clarithromycin or erythromycin. Those same patent applications also claim the composition of matter of various intermediates used in those processes. CEM-101 and related compounds have also been described by us in U.S. and international patent applications claiming their use in (a) treating bacterial infections arising from one or more resistant bacterial strains, including bacterial strains resistant to other macrolides or ketolides, (b) biowarfare and biodefense applications, (c) treating Mycobacterium infections, including tuberculosis and Mycobacterium avium infections, (d) treating bacterial gastrointestinal diseases, and (e) treating eye infections. We have also filed U.S. and international patent applications claiming pharmaceutical compositions and pharmaceutical formulations of CEM-101 and related compounds, including lyophilized forms of CEM-101, parenteral formulations of CEM-101 for IV and intramuscular delivery, and topical formulations of CEM-101 for ocular delivery. We have filed, or are preparing for filing, U.S. and international patent applications covering CEM-101 and other macrolides and ketolides for treating diseases other than infection, including inflammatory diseases, cystic fibrosis, motilin receptor-mediated diseases and malaria to increase the breadth of coverage of other macrolides and ketolides in the U.S., Europe, and Asia.

We have engaged, and continue to engage, in research efforts to exploit the potential of the in-licensed Optimer inventions, including CEM-101 and related compounds, in new therapy areas, and to discover new forms and formulations of CEM-101 and related compounds. Our research efforts have indicated that CEM-101 may also be useful in treating particular bacterial infections that may be considered to be generally untreatable with macrolide antibiotics, including bacterial infections arising from one or more resistant strains. In addition, alternative physical forms and alternative formulations of CEM-101 and related compounds are being developed. If we are able to obtain issued patents for those forms and formulations, and the treatment methods, then we will have several years of additional coverage above and beyond the expiration of the patents covering the chemical composition of CEM-101.

With respect to fusidic acid, we are developing a strategy to increase the breadth of our fusidic acid coverage in the U.S., Europe, and Asia. We have filed patent applications covering fusidic acid in the U.S. and as a Patent Cooperation Treaty, or PCT, international patent application. The fusidate sodium chemical entity itself is a compound which is no longer subject to composition of matter patents in the U.S. Therefore, our pending patent applications claim new dosing protocols and uses of fusidic acid, and new formulations and packaging. Patent applications have been filed in the U.S., which are eligible for international patent protection, through the PCT, on the novel loading dose regimen that has been developed to overcome pre-existing limitations on a broader, more effective use of fusidic acid in the treatment of bacterial infections, including infections not previously considered to be susceptible to fusidic acid, like urethritis, and for new formulations of fusidic acid for direct bronchial and pulmonary delivery. We have also filed patent applications in the U.S. covering new formulations and packaging of fusidic acid dosage units to overcome the storage limitations of fusidic acid. Each of these applications is also eligible for international patent protection.

In addition to filed patent applications claiming new dosing protocols and formulations of fusidic acid for treating infections, we plan to obtain regulatory exclusivity for the first use of fusidic acid through approval with the FDA. We are not aware of any competing applications before the FDA seeking approval for fusidic acid. Therefore, we believe that, if the FDA approves an NDA of ours for Taksta before the FDA approves an NDA or other application for fusidic acid use filed by any competitor, pursuant to amendments to Section 505 of the Food, Drug and Cosmetic Act enacted in 2008, we will have at least five years of regulatory exclusivity in the U.S. for the first approved indication for fusidic acid. We believe that the 2008 amendments will also provide us with three years of exclusivity for any additional uses.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the U.S., a patent’s term may be lengthened by Patent Term Adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent. For a more comprehensive discussion of patent term and extensions thereto, please see “Business—Government Regulation and Product Approval.”

While we pursue patent protection and enforcement of CEM-101, fusidic acid and our other product candidates, and aspects of our technologies when appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, independent contractors, suppliers and collaborators. Our employment policy requires each new employee to enter into an agreement containing provisions generally prohibiting the disclosure of confidential information to anyone outside of our company and providing that any invention conceived by an employee within the scope of his or her employment duties is our exclusive property. We have a similar policy with respect to independent contractors, generally requiring independent contractors to enter into agreements containing provisions generally prohibiting the disclosure of confidential information to anyone outside of our company and providing that any invention conceived by an independent contractor within the scope of his or her services is our exclusive property with the exception of contracts with universities and colleges that may be unable to make such assignments. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties.

Further, we seek trademark protection in the U.S. and internationally where available and when appropriate. We have a registered trademark in the U.S. for the CEMPRA mark, which we use in connection with our pharmaceutical research and development services, and which we plan to use with our proposed products. We also have received Notices of Allowance from the U.S. Patent and Trademark Office for the TAKSTA, STRAFEX, and STAFREL marks. We plan to use the TAKSTA mark with our proposed sodium fusidate product. The remaining marks may be used with the sodium fusidate product or other proposed products.

Collaborations and Commercial Agreements

Optimer Pharmaceuticals, Inc. In March 2006, we entered into a Collaborative Research and Development and License Agreement with Optimer, a biotechnology company focused on discovering, developing and commercializing innovative anti-infective products. Under this agreement, we obtained access to a library of over 500 macrolide compounds, including CEM-101. Optimer granted us an exclusive license to these compounds in all countries of the world except ASEAN countries, with the right to sublicense, under Optimer’s patents and know-how related to certain macrolide and ketolide antibiotics and related proprietary technology. The exclusivity of our license is potentially subject to the U.S. government’s right to obtain a non-exclusive, irrevocable, royalty-free, paid-up right to practice and have practiced certain patents worldwide. As partial consideration for granting us such license, we issued shares of our common stock to Optimer. We also have an obligation to make additional payments upon achievement of specified development, regulatory and commercialization milestones. The aggregate amount of such milestone payments we may need to pay is based in part on the number of products developed under the agreement. The aggregate amount would be $27.5 million if four products are developed and gain FDA approval. Additional limited milestone payments would be due if we develop more than four products. In July 2010, we made a $0.5 million milestone payment to Optimer after our successful completion of the Phase 1 trial for oral CEM-101. The next milestone payment payable to Optimer is in the amount of $1.0 million and will become due and payable upon our completion of our end of Phase 2 meeting with the FDA for oral CEM-101 if the FDA indicates that the data is reasonably sufficient to support our planned Phase 3 trial for oral CEM-101. Optimer can elect to receive that payment in cash or in shares of our common stock having an equivalent fair market value. We are also obligated to make tiered, mid-single-digit royalty payments to Optimer based on annual net sales of licensed products outside the ASEAN countries, which royalties are subject to reduction in the event additional licenses are obtained from third parties in order to practice our rights under the agreement and/or we are required to grant a compulsory license to a third party.

The agreement also includes the grant of an exclusive license to Optimer and its affiliates, with rights of sublicense, under our patents and other intellectual property in any products covered by the agreement to permit Optimer to develop and/or commercialize such products in ASEAN countries. In consideration of such license, Optimer will pay us $1.0 million in milestone payments for the first two products that receive regulatory approval or have a first commercial sale in any ASEAN country, as well as tiered, mid-single-digit royalty payments based on net sales of such products, which royalties are subject to reduction in the event additional licenses are obtained from third parties in order to practice Optimer’s rights under the agreement and/or Optimer is required to grant a compulsory license to a third party. The agreement also included a collaborative research program, to be performed by the parties, which was completed on March 31, 2008.

The Optimer patents and know-how existing as of the effective date of the agreement and improvements thereof remain the property of Optimer. Except for such improvements, any know-how or inventions developed by Optimer pursuant to the agreement or that relate to the licensed products (except those generated by using grant monies provided by the U.S. government) vest in us subject to the license we granted to Optimer. Optimer has the responsibility to prosecute the Optimer patents relating to macrolide antibiotics. We will be responsible for prosecuting any patents controlled by us that relate to macrolide antibiotics other than the Optimer patents described above. We will have the first right to prosecute patents claiming joint inventions. We have the first right to control any proceeding involving alleged infringement of Optimer patents with respect to rights granted to us under the agreement and Optimer has such right regarding alleged infringement of our patents with respect to rights granted to Optimer under the agreement. Should we exercise our right to control any proceeding involving alleged infringement of Optimer patents, we will be responsible for the costs of these proceedings.

Subject to certain exceptions, on a country-by-country and product-by-product basis, a party’s rights and obligations under the agreement continue until the later of: (i) the expiration of the last to expire patent rights of a covered product in the applicable country or (ii) ten years from the first commercial sale of a covered product in the applicable country. As a result, the final expiration date of the Optimer license is indeterminable until the last such patents issue and results of potential patent extensions are known, or each of the first commercial sales are made, as applicable. Upon expiration of the agreement with respect to a particular product and country, the licenses granted in the agreement with respect to such product and country will remain in effect and convert to a perpetual, unrestricted, fully-paid, royalty-free, worldwide license. Either party may terminate the agreement (i) in the event of a material breach by the other party, subject to prior notice and the opportunity to cure, (ii) in the event the other party fails to use diligent efforts to develop and commercialize products in its respective territory, or if the other party makes a determination not to develop and commercialize at least one product under the agreement, or (iii) in the event of the other party’s bankruptcy. In the case of these terminations, the terminating party can elect that all licenses granted by the other party survive, subject to continuing royalty, payment and other obligations. Additionally, either party may terminate the agreement for any reason upon 30 days’ prior written notice, in which case the non-terminating party can elect that all licenses granted by the other party survive, subject to continuing royalty, payment, and other obligations.

Manufacturing

We do not own or operate manufacturing facilities for the production of CEM-101, Taksta or other product candidates that we might develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, API and finished products for our pre-clinical research and clinical trials. We employ internal resources and third-party consultants to manage our manufacturing contractors.

To date, we have ordered pre-clinical and clinical supplies for CEM-101 under short-term contract orders. We employ the services of Wockhardt Limited, in Mumbai, India, to produce CEM-101 API and finished oral and IV product. We do not have long-term contracts for the commercial supply of CEM-101. If CEM-101 is approved for treatment of CABP by the FDA, we intend to enter into agreements with third-party contract manufacturers for the commercial production of CEM-101. We believe there are a number of qualified manufacturers who could supply clinical and commercial quantities of CEM-101.

We have a long term supply arrangement with Ercros, S.A., in Madrid, Spain, in which Ercros agrees to exclusively supply us with fusidic acid in the U.S., and we agree to exclusively obtain our supply of fusidic acid for commercial sale from Ercros, subject to a right to develop a second source for limited supply quantities to produce fusidic acid for Taksta. The supply agreement with Ercros will continue until at least March 2029, subject to earlier termination for our uncured material breach or our bankruptcy or insolvency. In addition, the exclusivity restrictions on Ercros are subject to termination for our failure to file with the FDA an NDA for the sale of Taksta prior to December 31, 2017. We believe Ercros is one of only two currently known manufacturers that can produce fusidic acid compliant with the purity required for human use. Fusidic acid is difficult to produce at these purity levels because of its complex fermentation process. We believe the only other manufacturer of fusidic acid with sufficient purity is Leo Laboratories, which is using its manufacturing capacity for its own needs. We have yet to identify a viable alternate source of fusidic acid but continue to research alternatives. We intend to utilize a third-party manufacturer to produce the finished dosing formulation of Taksta.

Government Regulation and Product Approval

Government authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. CEM-101, Taksta and any other antibiotic product candidate that we develop must be approved by the FDA through the NDA process before they may be legally marketed in the U.S.

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•	Completion of pre-clinical laboratory tests, animal studies and formulation studies according to good laboratory practices, or GLP, or other applicable regulations;

•	Submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;
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Performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices, or cGCP, to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission to the FDA of an NDA for a new drug;
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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Each new clinical protocol must be submitted to the IND for FDA review, and to an Institutional Review Board, or IRB, for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, which was reauthorized under the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. During the drug approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes an REMS is needed and notifies the drug sponsor of this decision, the sponsor of the application must submit a proposed REMS; the FDA will not approve a marketing application without a REMS, if required.

In addition, under the FDAAA, all NCEs prior to approval are referred to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions, unless the Secretary of Health and Human Services provides in the action letter on the drug application a summary of the reasons why it was not referred. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee but it generally follows such recommendations.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves post-approval clinical trials designed to further assess a drug safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Under the Orphan Drug Act, special incentives exist for companies to develop products for rare diseases or conditions, which are defined to include those diseases or conditions that affect fewer than 200,000 people in the U.S. Companies must submit their request that the FDA grant a drug orphan designation prior to submission of an NDA or biologic license application for that product. Products designated as orphan drugs are eligible for special grant funding for research and development, FDA assistance with the review of clinical trial protocols, potential tax credits for research, reduced filing fees for marketing applications, and a special seven-year period of market exclusivity after marketing approval. Orphan drug exclusivity prevents FDA approval of applications by others for the same drug and the designated orphan disease or condition. The FDA may approve a subsequent application from another entity if the FDA determines that the application is for a different drug or different use, or if the FDA determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need. A grant of an orphan designation is not a guarantee that a product will be approved. If a sponsor receives orphan drug exclusivity upon approval, there can be no assurance that the exclusivity will prevent another entity or a similar drug from receiving approval for the same or other uses.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. Subject to certain limitations, the patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, up to a total of five years. Only one patent applicable to an approved drug is eligible for the extension. The application for such extension must be submitted prior to the expiration of the patent and within 60 days of the drug’s approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. The FDCA provides a five-year period of non-patent data exclusivity within the U.S. to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the U.S. Pediatric exclusivity, if granted, provides an additional six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized in September 2007 as part of the FDAAA.

Fusidic acid has been approved for oral use in many countries, including Western countries, outside the U.S. for more than three decades to treat ABSSSI, as well as other types of infections caused by staphylococci and ß-hemolytic streptococci, but it has never been approved in the U.S. This is because of the general lack of intellectual property protection that was available for the molecule until recently. Significant patent protection expired in the 1980’s, and antibiotics were not eligible for Hatch-Waxman Act data exclusivity, which affords a five-year period of data exclusivity upon approval of a new chemical entity, or NCE, in the U.S. In November 1997, the FDA Modernization Act, or FDAMA, repealed section 507 of the Federal, Food, Drug, and Cosmetic Act, or FDCA, under which marketing applications for antibiotics were previously approved. This law made antibiotics, like other drugs, eligible for Hatch-Waxman Act exclusivity. However, fusidate/fusidic acid was the subject of a marketing application received by FDA under Section 507 of the FDCA before November 21, 1997, the effective date of FDAMA. Antibiotics for which marketing applications were submitted before that date, even if the application was not approved, as was the case with fusidic acid, are known as “old” antibiotics. Old antibiotics were not eligible for the exclusivity provisions afforded by FDAMA. Consequently, although fusidic acid had never been approved in the U.S., as an old antibiotic, it was not eligible for the five-year NCE exclusivity. The passage of Public Law (PL) 110-379 on October 8, 2008, allowed old antibiotics such as fusidic acid to obtain five-year NCE exclusivity upon NDA approval, thereby making development of fusidic acid for the U.S. feasible. In response to our question based on unclear language in PL 110-379 regarding other exclusivities, we received notification from the FDA in January 2011 that old antibiotics such as fusidic acid would also be eligible for orphan and pediatric exclusivity. The Generating Antibiotic Incentives Now (GAIN) Act (H.R. 1282) was introduced in June 2011. This law would extend the NCE data exclusivity period for qualified antibiotic products such as fusidic acid from five years to 10 years.

Post-Approval Requirements

Any drug product for which we receive FDA approval will be subject to continuing regulation by the FDA, including, among other things, record keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, cGMP requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems (quality or safety) occur after the product reaches the market. Later discovery of previously unknown quality, safety, or other problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

In addition, from time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, in September 2007, the FDAAA was enacted giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with a risk evaluation and mitigation strategy. Failure to comply with any requirements under the new law may result in significant penalties. The law also authorized significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the law expanded the clinical trial registry so that sponsors of all clinical trials, except for Phase 1 clinical trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition to this legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Other U.S. Health Care Laws and Compliance Requirements

In the U.S., our activities are subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including U.S. Department of Veterans Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives, as well as prohibiting pharmacies and other health care entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Foreign Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to sell any products outside of the U.S. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

E.U. member states require both regulatory clearance by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the E.U. regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all E.U. member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products with a new active substance indicated for the treatment of certain diseases such as neurodegenerative disorder or diabetes and products designated as orphan medicinal products and optional for those products which are highly innovative or for which a centralized process is in the interest of patients. The decentralized procedure of approval provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend considerably on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our products may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the U.S. government enacted legislation providing a prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. In March 2010, the Patient Protection and Affordable Care Act became law, which substantially changed the way healthcare is financed by both governmental and private insurers. We anticipate that this legislation will result in additional downward pressure on coverage and the price that we receive for any approved product. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of health care costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of our particular drug products to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Legal Proceedings

We are not currently a party to any legal proceedings.

Employees

As of December 31, 2011, we had 15 employees, seven of whom hold Ph.D. or M.D. degrees. Ten of our employees were engaged in research and development activities and five were engaged in support administration, including business development and finance. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

To date we have conducted all of our development activities by having our employees conduct research into the activities we believe necessary to the development of our products. This initial research is often conducted with our advisory board members or opinion leaders in the field, and we may engage such a person for specified work as part of this process. Thereafter, we may engage one or more consultants or research organizations to assist in the design of studies and to carry out the studies as necessary. Our employees oversee the development of all study designs and regulatory submissions and analyze all study results. We do not have any standing contract with an individual or an organization for such services, but hire the appropriate individual or entity on an as-needed basis.

Facilities

We lease approximately 6,074 square feet of space for our headquarters in Chapel Hill, North Carolina under an agreement that expires in November 2014. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth information regarding our directors, executive officers and key employees as of December 31, 2011:

Name	Age	Position(s) with Cempra
Directors
Prabhavathi Fernandes, Ph.D.	62	Director, President and Chief Executive Officer
Garheng Kong, M.D., Ph.D.	36	Chairman of the Board of Directors
Dov A. Goldstein, M.D.	44	Director
John H. Johnson	53	Director
Richard Kent, M.D.	62	Director
I. Wistar Morris, III	68	Director
P. Sherrill Neff	60	Director

Executive Officers
Prabhavathi Fernandes, Ph.D.	62	Director, President and Chief Executive Officer
Mark W. Hahn	49	Executive Vice President and Chief Financial Officer

Key Employees
Carl T. Foster	46	Executive Vice President, Business Development
Kenneth Touw, Ph.D.(1)	64	Executive Vice President of Regulatory Affairs
David Oldach, M.D.	54	Senior Vice President of Clinical Research
David Pereira, Ph.D.	53	Senior Vice President of Chemistry
Drusilla Scott, Ph.D.	57	Senior Vice President of Regulatory Affairs

(1)	Dr. Touw began employment on December 1, 2011.

Directors

Prabhavathi Fernandes, Ph.D. Dr. Fernandes, one of our founders, has been our President and Chief Executive Officer and a member of our board of directors since our founding in November 2005. Prior to that, she was President and Chief Executive Officer of several privately-held companies, including DarPharma, Inc. from 2003 to 2005, Ricerca Biosciences from 2000 to 2003 and Small Molecule Therapeutics from 1998 to 2000. Dr. Fernandes was Vice President, Drug Discovery of Bristol-Myers Squibb Company from 1988 to 1998, Senior Director of Squibb Pharmaceutical Research Institute from 1987 to 1988, Senior Project Leader of Abbott Laboratories from 1983 to 1987 and Senior Microbiologist of the Squibb Institute for Medical Research, the research division of E.R. Squibb and Sons, from 1980 to 1983. She has served on the advisory board of Optimer Pharmaceuticals, Inc. since 2004 and the supervisory board of GPC Biotech AG from 2004 to 2008. Dr. Fernandes served on the product development working group for Biodefense for the National Institute of Allergy and Infectious Diseases from 2003 to 2004 and the U.S. Congressional Panel for Assessment of Impact of Antibiotic Resistant Bacteria and the American Society for Microbiology Advisory Panel for Antibiotic Resistance from 1991 to 1995. Dr. Fernandes holds a B.S. in botany, zoology and chemistry from the University of Bangalore (India), an M.S. in microbiology from the Christian Medical College (India) and a Ph.D. in microbiology from Thomas Jefferson University. Among other experience, qualifications, attributes and skills, Dr. Fernandes’ experience in senior leadership roles in small and large pharmaceutical organizations and her position as President and Chief Executive Officer of our company led to the conclusion of our board that she should serve as a director of our company in light of our business and structure.

Garheng Kong, M.D., Ph.D. Dr. Kong has served on our board of directors since September 2006 and as Chairman of our board since November 2008. Dr. Kong has been a general partner at Sofinnova Ventures, a venture firm focused on life sciences, since 2010. From 2000 to 2010, he was a general partner at Intersouth Partners, a venture capital firm, where he was a founding investor or board member for various life sciences ventures, several of which were acquired by large pharmaceutical companies. Dr. Kong has served on the board of directors of SARcode BioScience, Inc., a private biopharmaceutical company, since 2011. Dr. Kong holds a B.S. in chemical engineering and biological sciences from Stanford University. He holds an M.D., Ph.D. in biomedical engineering and M.B.A. from Duke University. Among other experience, qualifications, attributes and skills, Dr. Kong’s knowledge and experience in the venture capital industry and his medical training led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Dov A. Goldstein, M.D. Dr. Goldstein has served on our board of directors since January 2008. He has been a partner at Aisling Capital since 2008. From 2006 to 2008, he was a Principal at Aisling Capital. From 2000 to 2005, Dr. Goldstein was Executive Vice President and Chief Financial Officer of Vicuron Pharmaceuticals, Inc. (acquired by Pfizer Inc.). From 1998 to 2000, Dr. Goldstein was Director of Venture Analysis at HealthCare Ventures, a privately-held investment fund. Dr. Goldstein is a director of several privately held organizations including ADMA Biologics, Inc., Cardiokine, Inc., Durata Therapeutics, Inc., Esperion Therapeutics, Inc., Topaz Pharmaceuticals, Inc. and Scerene Healthcare, Inc. He holds a B.S. in biology from Stanford University, an M.D. from the Yale School of Medicine and an M.B.A. from the Columbia Business School. Among other experience, qualifications, attributes and skills, Dr. Goldstein’s knowledge and experience in the pharmaceutical industry and venture capital industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

John H. Johnson Mr. Johnson has served on our board of directors since June 2009. He has served as the Chief Executive Officer and as a director of Savient Pharmaceuticals, Inc. since 2011. Mr. Johnson was Senior Vice President of Eli Lilly and Company and President of Lilly Oncology, Eli Lilly’s oncology business unit, from 2009 to 2011. From 2007 to 2009, Mr. Johnson was Chief Executive Officer of ImClone Systems Incorporated and was also a member of ImClone’s board of directors until it became a wholly-owned subsidiary of Eli Lilly in 2008. From 2001 to 2007, Mr. Johnson served as company group chairman of Johnson & Johnson’s Worldwide Biopharmaceuticals unit. Mr. Johnson holds a B.S. in Education from East Stroudsburg University of Pennsylvania. Among other experience, qualifications, attributes and skills, Mr. Johnson’s leadership roles in large pharmaceutical organizations led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Richard Kent, M.D. Dr. Kent has served on our board of directors since September 2010. Beginning in 2010, Dr. Kent became a full partner at Intersouth Partners, a venture capital firm. He was a venture partner at Intersouth Partners from 2008 to 2010. From 2002 to 2008, Dr. Kent was the President and Chief Executive Officer of Serenex, Inc., a drug development company, when it was acquired by Pfizer Inc. From 2001 until he joined Serenex, Dr. Kent was President and Chief Executive Officer of Ardent Pharmaceuticals, Inc. Before that, he held senior executive positions at GlaxoSmithKline plc., where he was Senior Vice President of Global Medical Affairs and Chief Medical Officer, at Glaxo Wellcome plc., where he was Vice President of U.S. Medical Affairs and Group Medical Director, and at Burroughs Wellcome plc., where he was International Director of Medical Research. Dr. Kent currently serves as a director of Aldagen, Inc., a biopharmaceutical company, and served as a director of Inspire Pharmaceuticals, Inc. from 2004 to 2011. Dr. Kent holds a B.A. from the University of California, Berkley and an M.D. from the University of California, San Diego. Among other experience, qualifications, attributes and skills, Dr. Kent’s knowledge and experience in the securities and investments industry and leadership roles in the pharmaceutical industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

I. Wistar Morris, III Mr. Morris has served on our board of directors since January 2006. From 1987 to 2011, he served in various capacities at Boenning & Scattergood, Inc., a privately-held securities firm, most recently as director. From 1998 to 2001, Mr. Morris was a senior investment consultant at Pennsylvania Trust Company, a privately held securities firm, and resumed that position in 2011. From 1986 to 1997, Mr. Morris was President and Chairman of Morris Investment Management Company, Inc., a privately-held securities firm. Mr. Morris is trustee and treasurer of the Mount Desert Island Biological Laboratory. He is also trustee of the Academy of Natural Sciences, Lankenau Medical Center Foundation and Cotswold Foundation. Mr. Morris has served as a director of Immunome, Inc., a privately-held biopharmaceutical company, since 2009. Mr. Morris holds a B.A. from Cornell University and an M.B.A. from the Harvard Business School. Among other experience, qualifications, attributes and skills, Mr. Morris’ knowledge and experience in the securities and investments industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

P. Sherrill Neff Mr. Neff has served on our board of directors since September 2011. Mr. Neff founded Quaker Partners Management, L.P. in 2002 and has since served as a partner at the investment firm. From 1994 to 2002, Mr. Neff was President and Chief Operating Officer of Neose Technologies, Inc., a biopharmaceutical company, and a director from 1994 to 2003. From 1993 to 1994, he was Senior Vice President, Corporate Development at U.S. Healthcare. Prior to that time, Mr. Neff was managing director at investment bank Alex Brown & Sons from 1984 to 1993 and a corporate attorney at Morgan, Lewis & Bockius from 1980 to 1984. Mr. Neff holds a B.A. from Wesleyan University and a J.D. from the University of Michigan Law School. Mr. Neff serves on the board of directors of Resource Capital Corporation, as well as several privately-held organizations including Biolex Therapeutics, Inc., Neuronetics, Inc., Optherion, Inc., RainDance Technologies, Inc. and Regado Biosciences, Inc. Mr. Neff also served on the board of directors of Amicus Therapeutics, Inc. from 1996 until 2011. Among other experience, qualifications, attributes and skills, Mr. Neff’s experience in the venture capital industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Executive Officers

Prabhavathi Fernandes, Ph.D. See director biographies above.

Mark W. Hahn Mr. Hahn has been our Executive Vice President and Chief Financial Officer since February 2010. From 2008 to 2009, Mr. Hahn was the Chief Financial Officer of Athenix Corp., an agricultural biotechnology company, leading its merger with Bayer CropScience, where he served as Finance Director into 2010. Mr. Hahn has been the chief financial officer of various companies including GigaBeam Corporation, a telecommunications equipment company, from 2007 to 2008; BuildLinks, Inc., a software company, from 2002 to 2007; PerformaWorks, Inc., a software company, from 2001 to 2002; and Charles & Colvard, Ltd., a consumer products company, from 1996 to 2001. Mr. Hahn also served in various capacities, culminating in Senior Manager, at Ernst & Young and its predecessors from 1984 until 1996. Mr. Hahn holds a B.B.A. in accounting and finance from the University of Wisconsin-Milwaukee and is a certified public accountant in the State of Maryland.

Key Employees

Carl T. Foster Mr. Foster has been our Executive Vice President, Business Development since October, 2010. Since 2009 Mr. Foster has worked as an independent consultant and from 2008 to 2009 served as chief executive officer of Jurilab Inc., a privately-held gene discovery company. Mr. Foster was Vice President, Strategic Alliances at Nanogen Inc. (now the EliTech Group, a privately-held diagnostics company) from 2005 to 2008. Prior to that, Mr. Foster held positions in business development at King Pharmaceuticals, Inc., Oxford GlycoSciences plc, and Praecis Pharmaceuticals, Incorporated and worked in sales, marketing and product and business development at Merck & Co., Inc. Mr. Foster holds a B.G.S. and M.A. in biochemistry and an M.B.A. in marketing from the University of Kansas.

Kenneth Touw, Ph.D. Dr. Touw joined Cempra on December 1, 2011 as our Executive Vice President, Regulatory Affairs. From 2000 to 2011, he held positions of increasing responsibility at King Pharmaceuticals, Inc. (now Pfizer) culminating as Senior Vice President and Head of Regulatory Affairs. Prior to that Dr. Touw was the Senior Director of Regulatory and Technical Services at Quintiles for five years, and worked in Clinical Research at Burroughs Wellcome for 10 years. Dr. Touw has led and made significant contributions to over a dozen new NDA submissions both for new chemical entities as well as reformulations of older products. Dr. Touw holds a B.A. degree from Duke University and a Ph.D. in Pharmacology from the University of North Carolina at Chapel Hill, with postdoctoral training at the University of Iowa.

David Oldach, M.D. Dr. Oldach joined Cempra in March 2011 and has been our Senior Vice President, Clinical Operations since August 2011. From 2006 to 2011, he was Director of Clinical Research at Gilead Sciences, Inc. From 2003 to 2006, Dr. Oldach was Chief of the Division of Infectious Diseases at the Veteran’s Administration Medical Center in Baltimore, Maryland. Dr. Oldach was an assistant, then tenured associate professor of medicine at the University of Maryland from 1992 to 2006. Dr. Oldach holds a B.S. from the University of Maryland, College Park, an M.D. from the University of Maryland School of Medicine, with training in internal medicine at Massachusetts General Hospital and infectious diseases at Johns Hopkins.

David Pereira, Ph.D. Dr. Pereira has been our Senior Vice President of Chemistry since August 2006. From 2000 to 2006, he was a director in the synthesis group of Cardinal Health, Inc. From 1988 to 2000 he held various positions in the IV systems division, hemoglobin therapeutics group and the corporate research and technical services division at Baxter International Inc. Dr. Pereira holds a B.S. in biochemistry from Virginia Polytechnic Institute and State University and a Ph.D. in medicinal chemistry from Virginia Commonwealth University.

Drusilla Scott, Ph.D. Dr. Scott has been our Senior Vice President of Regulatory Affairs since November 2007. She served as Director of Regulatory Affairs at EMD Pharmaceuticals from 2005 to 2007. Prior to that, Dr. Scott held positions of increasing responsibility in regulatory affairs at Isis Pharmaceuticals, Parke-Davis/Warner-Lambert (acquired by Pfizer, Inc.) and Pennwalt Corporation (later Fisons plc.). Dr. Scott has been a faculty member for the Drug Information Association IND and NDA training courses since 2006. She also held positions as an adjunct professor at the University of Michigan from 1996 to 2002 and Temple University from 2001 to 2002 and as a lecturer at Eastern Michigan University in 2003. Dr. Scott holds a B.S. in chemistry from Western Carolina University and a Ph.D. in pharmacology from the University of North Carolina at Chapel Hill. She holds the Regulatory Affairs Certification (RAC) for the U.S. and is a North Carolina Certified Paralegal.

Board Composition

Our board of directors currently consists of seven members. Effective upon the corporate conversion that will occur prior to the closing of this offering, our certificate of incorporation and bylaws will provide for a classified board of directors, consisting of three classes as follows:

•	Class I, which will consist of Dr. Fernandes and Mr. Morris, and whose terms will expire at our first annual meeting of stockholders following this offering;
•	Class II, which will consist of Dr. Goldstein and Mr. Johnson, and whose terms will expire at our second annual meeting of stockholders following this offering; and
•	Class III, which will consist of Dr. Kent, Dr. Kong and Mr. Neff, and whose terms will expire at our third annual meeting of stockholders following this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board may have the effect of delaying or preventing changes in our management or control of our company. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has established an audit committee, compensation committee and nominating and governance committee. Our audit committee consists of Mr. Morris (Chair), Dr. Goldstein and Dr. Kong. Our compensation committee consists of Dr. Kong (Chair), Dr. Kent and Mr. Neff. Our nominating and governance committee consists of Dr. Goldstein (Chair), Dr. Fernandes and Mr. Johnson. The nominating and governance committee was established in October 2011 in anticipation of our initial public offering.

Our board of directors has undertaken a review of the independence of our directors and has determined that all directors except Dr. Fernandes are independent within the meaning of Section 5605(a)(2) of the NASDAQ Stock Market listing rules and that Dr. Kong and Mr. Johnson meet the additional test for independence for audit committee members imposed by SEC regulation and Section 5605(c)(2)(A) of the NASDAQ Stock Market listing rules. The NASDAQ Stock Market listing rules require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors 90 days after the date and be fully independent within one year after that date. The composition of our audit, compensation and nominating and governance committees will satisfy these independence requirements in accordance with the phase-in schedule allowed by the NASDAQ Global Market.

Audit Committee

The primary purpose of our audit committee is to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our consolidated financial statements, and our compliance with legal and regulatory requirements. The functions of our audit committee include, among other things:

•	hiring the independent registered public accounting firm to conduct the annual audit of our financial statements and monitoring its independence and performance;
•	reviewing and approving the planned scope of the annual audit and the results of the annual audit;

•	pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;
•	reviewing the significant accounting and reporting principles to understand their impact on our financial statements;
•	reviewing our internal financial, operating and accounting controls with management, our independent registered public accounting firm and our internal audit provider;
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reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;

•	reviewing potential conflicts of interest under and violations of our codes of conduct and ethics;
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establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and approving related-party transactions; and
•	reviewing and evaluating, at least annually, our audit committee’s charter.

With respect to reviewing and approving related-party transactions, our audit committee reviews related-party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related-party transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. Our audit committee could approve a related-party transaction if it determined that the transaction is in our best interests. Our directors are required to disclose to this committee or the full board of directors any potential conflict of interest, or personal interest in a transaction that our board is considering. Our executive officers are required to disclose any related-party transaction to the audit committee. We also plan to poll our directors on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical. Prior to October 2011, our full board reviewed and, if deemed beneficial to us and stockholders, approved any related-party transactions.

The financial literacy requirements of the SEC require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee must qualify as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC, and have financial sophistication in accordance with the NASDAQ Stock Market listing rules. Our board of directors has determined that Dr. Goldstein qualifies as an audit committee financial expert although he is not independent within the meaning of SEC regulation and Section 5605(c)(2)(A) of the NASDAQ Stock Market rules.

Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

The primary purpose of our compensation committee is to assist our board of directors in exercising its responsibilities relating to compensation of our executive officers and employees and to administer our equity compensation and other benefit plans. In carrying out these responsibilities, this committee reviews all components of executive officer and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee include, among other things:

•	designing and implementing competitive compensation policies to attract and retain key personnel;
•	reviewing and formulating policy and determining the compensation of our executive officers and employees;
•	reviewing and recommending to our board of directors the compensation of our directors;
•	administering our equity incentive plans and granting equity awards to our employees and directors under these plans;
•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

•	preparing the report that the SEC requires in our annual proxy statement;
•	engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and
•	reviewing and evaluating, at least annually, our compensation committee’s charter.

Nominating and Corporate Governance Committee

The primary purpose of our nominating and corporate governance committee is to assist our board of directors in promoting the best interest of our company and our stockholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board;
•	determining the minimum qualifications for service on our board;
•	developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;
•	developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and
•	periodically reviewing and evaluating our nominating and corporate governance committee’s charter.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our Chief Executive Officer and Chief Financial Officer who are our only executive officers and who we refer to as our named executive officers. Our board of directors has delegated responsibility for creating and reviewing the compensation of our entire senior management team, including our named executive officers to the compensation committee of our board of directors. The role of the compensation committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and make recommendations to our board of directors, generally on an annual basis, regarding all compensation decisions for our executive officers. Prior to the date of this prospectus, compensation decisions were made by the entire board of directors with input from our compensation committee and for the discussion that follows, references to the compensation committee during such period refer to the entire board.

Compensation Objectives

Objectives of Executive Compensation Program

The compensation committee of our board of directors has responsibility for establishing and monitoring our executive compensation program. The primary objectives of the compensation committee with respect to executive compensation are to attract, retain and motivate executive officers who will make important contributions to the achievement of our business goals and success. The compensation committee believes that the most effective executive compensation program will reward the achievement of annual, long-term and strategic goals of our company. Our executive compensation program has been designed to link short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has recommended that we maintain, and expects to continue to recommend further implementation of, compensation plans that tie a substantial portion of our named executive officers’ overall compensation to our research, development, and operational performance.

As a privately held company, we have not historically retained compensation consultants to review our policies and procedures relating to executive compensation. The compensation committee, with the input of management, develops our compensation plans by utilizing publicly available compensation data for national and regional companies in the biopharmaceutical industry. The compensation committee also considers competitive market practices based on the experience of the members of the compensation committee. While disparities in market capitalization, size, product pipeline and other factors may exist, we believe that the practices of national, regional and other companies in the biopharmaceutical industry provide us with appropriate comparative compensation guidance, because these companies operate in our same industry, tend to have similar organizational structures and tend to compete with us for executives and other employees. We select companies against which to measure our compensation practices in an informal manner and have not established a definitive group of peer companies against which we measure ourselves. The companies we select at any time depend on the data that is available to us, publically or otherwise, at the time we review our compensation practices.

Based on these overall objectives and philosophy, the compensation committee has designed an executive compensation program that generally seeks to bring base salaries and total executive compensation in line with the companies at a similar stage of clinical development represented in the compensation data we review. Our program allows the compensation committee to determine each component of an executive’s compensation based on a number of factors, including (a) the executive’s overall experience and skills (with an emphasis on particular industry experience), (b) the executive’s position and responsibilities in comparison to other executives at the company and (c) the demand within our market for the executive’s skills relative to other executives in our industry.

We have also implemented an annual performance program, under which annual corporate goals are proposed by management and approved by the compensation committee at the start of each calendar year. These corporate goals include the achievement of qualitative operational goals and predefined research and development milestones. Each goal is weighted as to importance by the compensation committee. The individual performance of our named executive officers is based on the level of achievement of a combination of corporate goals and goals related to their respective areas of responsibility. Annual bonuses granted to our named executive officers are tied to the achievement of these corporate goals. The board of directors, generally based on a recommendation of the compensation committee, approves all salary increases, as well as bonuses and stock option awards, if any, for named executive officers. Annual base salary increases and annual bonuses, to the extent granted, are generally implemented during the first calendar quarter of the year.

Components of our Executive Compensation Program

The principal components of our executive compensation program are base salary, annual bonus, and long-term incentives. Our compensation committee believes that each component of executive compensation must be evaluated and determined with reference to competitive market data, individual and corporate performance, our recruiting and retention goals, internal equity and consistency, and other information we deem relevant. We believe that in the biopharmaceutical industry stock option awards are a primary motivator in attracting and retaining executives, in addition to salary and cash incentive bonuses.

The components of our compensation package are set forth below.

Base Salary

We provide base salaries for our named executive officers to compensate them for their services rendered during the fiscal year. Base salaries for our named executive officers have been established based on their position and scope of responsibilities, their prior experience and training, and competitive market compensation data we review for similar positions in our industry.

Base salaries are reviewed periodically and may be increased for merit reasons based on the executive’s performance, for retention reasons or if the base salary is not competitive to salaries paid by comparative companies for similar positions. Additionally, we may adjust base salaries throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

Annual Bonus

A significant element of the cash compensation of our named executive officers is an annual performance-based cash bonus. A named executive officer’s target bonus is generally set as a percentage of base salary to reward strong performance and retain his or her employment in a competitive labor market. Bonuses are based on the achievement of significant company goals, including research, development, financial and operational milestones, as well as the achievement of individual goals. The performance goals are determined by our compensation committee at the beginning of the calendar year but the target bonus pool is determined at the time bonuses are paid. For fiscal 2011, Dr. Fernandes, our Chief Executive Officer, and Mr. Hahn, our Chief Financial Officer, were each eligible for annual performance-based cash bonuses with a target of 35% and 30%, respectively, of their base salaries. Additionally, the board of directors or the compensation committee may increase or decrease an executive’s bonus payment (above or below the target) based on its assessment of an executive’s individual performance during a given year. For 2011, 75% of the annual bonus was based on achievement of company goals related to CEM-101 development progress, CEM-101 corporate partnership progress and Taksta development progress. The other 25% of the bonus was based on achievement of individual goals. Dr. Prabhavathi Fernandes’ goals were based upon progress in finding corporate partnership for CEM-101, obtaining financing and funding for our development programs, obtaining financial support for Taksta studies for indications other than ABSSSI, and a subjective assessment of company value creation. Mark Hahn’s goals were based upon progress in obtaining financing and funding for our development programs, completing 2010 financial statements audit and quarterly reviews, updating human resources and information technology procedures, and a subjective assessment of company value creation. Dr. Fernandes did not achieve the full 35% bonus and Mr. Hahn did not achieve the full 30% bonus. In both cases, this was primarily due to our not fully achieving all company goals related to the CEM-101 development program and in obtaining partner funding for Taksta product development.

Long-term Incentives

Our equity-based long-term incentive program is designed to align our named executive officers’ long-term incentives with stockholder value creation. We believe that long-term participation by our executive officers in equity-based awards is a critical factor in the achievement of long-term company goals and business objectives. Our 2006 Plan allowed and our 2011 Plan allows the grant to executive officers of stock options, as well as other forms of equity incentives, as part of our overall compensation program. Grants of options to our executive officers other than our Chief Executive Officer are recommended by the Chief Executive Officer and finalized by the compensation committee and/or the board of directors. Grants of options to our Chief Executive Officer are made by the compensation committee and/or the board of directors.

Initial stock option awards. We typically make an initial award of stock options to new executives in connection with the commencement of their employment. These grants generally have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of 1/4 vesting after one year and the remaining award vesting in equal monthly installments over the next three years. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities with us and an analysis of the practices of national, regional and other companies in the biopharmaceutical industry similar in size to us.

Periodic stock option awards. Our practice is to make periodic stock option awards as part of our overall performance management program. Typically, these grants are made to ensure the executive’s average equity and option amounts are in line with similar positions at comparable companies. As with base salary and initial equity award determinations, a review of all components of the executive’s compensation is conducted when determining periodic equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. For 2010, periodic stock option awards were granted in two parts to Dr. Fernandes and Mr. Hahn to adjust their total equity awards to ensure they were still in line with similar positions at comparable companies after completion of prior rounds of financing.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all eligible employees, including health insurance, life and disability insurance, dental insurance and paid vacation.

Severance and Change in Control Benefits

We do not have employment arrangements with either of our named executive officers or any other employee. As such, none of our named executive officers are entitled to severance or change in control benefits. However, each named executive officer is entitled to receive any amounts earned during the term of his or her employment, including salary and unused vacation pay regardless of the manner in which a named executive officer’s employment terminates.

Tax and Accounting Considerations

U.S. federal income tax generally limits the tax deductibility of compensation we pay to our named executive officers to $1.0 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate and strategic goals and the needs of stockholders, and as such, we may be limited in our ability to deduct amounts of compensation from time to time. Accounting rules require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to, among other factors, the type of equity awards we grant and the number and value of the shares underlying such awards.

Summary Compensation Table

The following table sets forth information concerning the compensation paid or accrued to our named executive officers in 2010 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards(1) ($)	Non-equity incentive plan compensation(2) ($)	All other compensation(3) ($)	Total ($)
Prabhavathi Fernandes, Ph.D.	2011	275,000	-	-	-	70,744	33,481	379,225
Director, President and Chief Executive Officer	2010	275,000	-	-	103,358	53,625	34,517	466,500

Mark W. Hahn(4)	2011	203,333	-	-	-	47,569	22,152	273,054
Executive Vice President and Chief Financial Officer	2010	165,610	-	-	89,552	30,879	26,378	312,419

(1)	The reported amounts represent the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718.

(2)	Non-equity incentive plan compensation represents amounts earned in 2010 and 2011 as annual performance awards, which were paid in 2011 and 2012, respectively.

(3)	These amounts represent the following in 2010 and 2011, respectively: for Dr. Fernandes, $9,800 and $9,800 in 401(k) matching contributions, $3,483 and $2,527 in life, disability, and accidental death and dismemberment insurance premiums paid by us on her behalf, and $21,234 and $21,154 in unused paid time off; and for Mr. Hahn, $5,624 and $8,271 in 401(k) matching contributions, $1,476 and $2,548 in life, disability, and accidental death and dismemberment insurance premiums paid by us on his behalf, $7,278 and $11,423 in unused paid time off, and $12,000 and $0 for consulting fees prior to employment.

(4)	Mr. Hahn began employment in February 2010.

Employment Arrangements

We do not have employment arrangements with either of our named executive officers or any other employee.

Grants of Plan-Based Awards

We did not grant our named executive officers stock-based awards in 2011. All stock options granted to our named executive officers in prior years are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each stock option granted to our named executive officers in prior years was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options listed below were granted under our 2006 Plan. As of the date of this prospectus, no determination has been made regarding non-equity incentive compensation for 2012.

Outstanding Equity Awards at December 31, 2011

The following table contains certain information concerning unexercised options for the named executive officers as of December 31, 2011.

	Option Awards
Name	Grant date	Number of securities underlying unexercised options exercisable(#)	Number of securities underlying unexercised options unexercisable(#)	Option exercise price ($)	Option expiration date
Prabhavathi Fernandes, Ph.D.(1)	12/08/10	10,175	30,524	2.09	12/07/20
	07/28/10	14,222	19,911	2.09	07/28/20
	08/10/09	47,946	34,247	2.09	08/09/19
	06/03/08	48,620	5,653	2.47	06/03/18
	08/08/06	12,105	–	1.43	08/07/16

Mark W. Hahn(2)	12/08/10	2,269	6,805	2.09	12/07/20
	07/28/10	3,185	4,459	2.09	07/28/20
	02/02/10	26,376	20,514	2.09	02/01/20

(1)

In respect of the awards granted to Dr. Fernandes on July 28 and December 8, 2010, 1/48th of the options vest at the end of each month over 48 months, beginning 30 days after the grant date. In respect of the awards granted on June 3, 2008 and August 10, 2009, 1/4th of the options vest on the first anniversary of the grant date, and 1/48th of the options vest at the end of each month after the first anniversary over 36 months.

(2)	In respect of the awards granted to Mr. Hahn, 1/48th of the options vest at the end of each month over 48 months, beginning 30 days after the grant date.

Option Exercises

None of our named officers exercised any stock options during 2011.

Option Repricings

We did not engage in any repricings or other modifications to any of our named executive officers’ outstanding equity awards during the year ended December 31, 2011.

Pension Benefits

We do not maintain any qualified or non-qualified defined benefit plans. As a result, none of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

2011 Plan

Our board of directors adopted our 2011 Plan in October 2011. Our 2011 Plan will become effective upon the conversion of Cempra Holdings, LLC from a limited liability company to a corporation and will be adopted by our stockholders immediately thereafter. Our 2011 Plan will terminate on October 11, 2021, unless sooner terminated by our board of directors.

Stock Awards. Our 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards (including performance stock awards), restricted stock unit awards (including performance stock unit awards), stock appreciation rights and other forms of equity compensation, or collectively, stock awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees (including officers), consultants and non-employee directors.

Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under our 2011 Plan is 1,526,316 shares. The number of shares of our common stock reserved for issuance under the 2011 Plan will automatically increase on January 1 of each year, starting on January 1, 2013 and continuing through January 1, 2021, by the least of (a) 4% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 105,263 shares, or (c) such lesser number of shares of common stock as determined by our board of directors.

No person may be granted stock awards covering more than 763,158 shares of our common stock under our 2011 Plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted restricted stock and restricted stock units (including performance stock and performance stock units) covering more than 763,158 shares in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

Shares that are forfeited prior to becoming fully vested may become available for the grant of new stock awards under our 2011 Plan. Shares issued under our 2011 Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no awards have been made, and no shares of our common stock have been issued, under our 2011 Plan.

Administration. Our board of directors has delegated its authority to administer our 2011 Plan to our compensation committee. Subject to the terms of our 2011 Plan, our compensation committee determines award recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our compensation committee also determines the exercise price of options granted, the consideration (if any) to be paid for other types of stock awards and the strike price of stock appreciation rights.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to award agreements adopted by our compensation committee. Our compensation committee determines the exercise price for a stock option, within the terms and conditions of our 2011 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2011 Plan vest at the rate specified by our compensation committee.

The compensation committee determines the term of stock options granted under our 2011 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of the award agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months. The compensation committee may extend the exercise period in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the compensation committee and may include (a) cash or, if permitted by the compensation committee, its equivalent, (b) the tender of common stock previously owned by the optionholder, (c) net exercise (d) delivering a properly executed notice of exercise of the option to us and a broker, with irrevocable instructions to the broker promptly to deliver to us the amount necessary to pay the exercise price of the option or (e) any combination of (a), (b), (c) or (d).

Unless the compensation committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to award agreements adopted by our compensation committee. Restricted stock awards may be granted for consideration (in addition to past services), as determined by the compensation committee. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the compensation committee. Upon termination of service for any reason, restricted stock must be offered to us for purchase for the amount of cash (or cash equivalents) paid for the shares of common stock or forfeited if no cash (or cash equivalent) was so paid. The maximum number of restricted shares available for grant under the 2011 Plan (including shares subject to restricted stock unit awards, performance awards and performance unit awards) is 1,526,316 shares.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to award agreements adopted by our compensation committee. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by our compensation committee, or in any other form of consideration set forth in the award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Performance Stock Awards. Our 2011 Plan permits the grant of performance stock awards (either a restricted stock award or restricted stock award unit) pursuant to award agreements adopted by our compensation committee. The performance stock or performance stock units will be issued only upon the achievement of certain pre-established performance goals during a designated performance period. Upon termination of service for any reason prior to the performance period, all performance stock and performance stock units will be forfeited except as determined by the compensation committee in certain circumstances. The maximum number of shares issued attributable to performance awards may not exceed 1,526,316 shares.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to award agreements adopted by the compensation committee. The compensation committee determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under our 2011 Plan vests at the rate specified in the stock appreciation right agreement as determined by our compensation committee.

Our compensation committee determines the term of stock appreciation rights granted under our 2011 Plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases without cause, then the participant may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. If a participant’s service relationship with us, or any of our affiliates, ceases for cause, then all the vested SARs terminate immediately. If a participant’s service relationship with us, or any of our affiliates, ceases due to death or disability, then the participant (or his or her beneficiary) may exercise any vested stock appreciation right for one year (or such longer or shorter period specified in the award agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Other Stock Awards. The compensation committee may grant awards of unrestricted shares of common stock to an employee, non-employee director or consultant that is fully vested on the date made.

Changes to Capital Structure. In the event of a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the maximum number and types of shares reserved under our 2011 Plan, (b) the number and type of shares issuable upon exercise, vesting or payment of outstanding options, stock appreciation rights and restricted stock units under our 2011 Plan (as well as the option price per share under outstanding options and the fair market value of a share on the date an outstanding stock appreciation right was granted), and (c) in the event of a spin-off from us or other non-cash dividend on the outstanding shares of common stock, equitable adjustments to the exercise price of all outstanding options, stock appreciation rights and restricted stock units and to the number of shares underlying such awards.

Corporate Transactions. The 2011 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations (each, a “corporate transaction”), any surviving or acquiring corporation shall either assume awards outstanding under the 2011 Plan or substitute similar awards for those outstanding under the 2011 Plan. If any surviving corporation declines to assume awards outstanding under the 2011 Plan or to substitute similar awards, then, with respect to participants whose service with us has not terminated prior to the time of such corporate transaction, unless otherwise determined by our board of directors, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction. With respect to any awards that are held by other participants that terminated service with us prior to the corporate transaction, the vesting and exercisability provisions of such awards will not be accelerated and such awards will terminate if not exercised prior to the corporate transaction. For all participants that are terminated in connection with, or if the awards are assumed or substituted within one year after, a corporate transaction, a minimum of the greater of 50% of the otherwise unvested portion of their award and the portion of such award that would otherwise vest during the one year after the corporate transaction shall vest and become immediately exercisable.

Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2011 Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2011 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

For purposes of the 2011 Plan, a change in control is the occurrence of one or more of the following events:

•	a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power;
•

a merger, consolidation or similar transaction involving us (directly or indirectly) in which our stockholders immediately before the transaction do not own at least 50% of the outstanding securities following such transaction;

•	our complete liquidation or dissolution;
•

a sale, lease, license or other disposition of all or substantially all of our assets, other than to an entity in which more than 50% of the voting power is owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such transaction; or

•	a majority of our board of directors is replaced by persons whose appointment or election is not endorsed by a majority of our board of directors.

2006 Plan

The Cempra Holdings, LLC Sixth Amended and Restated 2006 Stock Plan, as amended, our 2006 Plan, was adopted by the board of directors in October 2011, and will become effective upon the conversion of Cempra Holdings, LLC from a limited liability company to a corporation. Immediately following the conversion, 758,819 shares of common stock will be issuable upon the exercise of options and will be governed by our 2006 Plan. In connection with the adoption of our 2011 Plan, the board of directors terminated the 2006 Plan and no further awards will be granted under the 2006 Plan after such date. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan.

Administration. Our board of directors administers our 2006 Plan. Our board of directors, however, may delegate this authority to a committee of our board of directors. Our board of directors has the authority to construe, interpret, amend and modify our 2006 Plan as well as to determine the terms of stock options. Our board of directors may amend or modify our 2006 Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility. Our 2006 Plan permits us to grant stock rights, including options, stock bonuses and purchase rights to our employees, directors and consultants. Our board of directors has granted only stock options and stock bonuses under our 2006 Plan. A stock option may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a non-statutory stock option.

Stock Option Provisions Generally. In general, the duration of a stock option granted under our 2006 Plan cannot exceed 10 years. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Generally, an optionholder may not transfer his or her stock option other than by will or by the laws of descent and distribution. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock representing more than 10% of our total combined voting power or the voting power of any of our affiliates unless (a) the option exercise price is at least 110% of fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Effect on Stock Options of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options under our 2006 Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the certain situations including a sale of all or substantially all of our assets and a merger or consolidation in which we are not the surviving corporation. In these situations, if the surviving entity determines not to assume or substitute for our stock options, unless otherwise determined by our board of directors, the vesting of stock options will accelerate in full and the options will terminate if not exercised prior to effecting the sale or merger. For all participants that are terminated in connection with, or if the stock options are assumed or substituted within one year after, such a sale or merger, a minimum of the greater of 50% of the otherwise unvested portion of their stock option and the portion of such stock option that would otherwise vest during the one year after such a sale or merger shall vest and become immediately exercisable. The conversion of Cempra Holdings, LLC from a limited liability company to a corporation will not be classified as a dissolution or liquidation under the 2006 Plan.

Other provisions. If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, recapitalization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to our 2006 Plan, the class and maximum number of shares that may be issued upon exercise of incentive stock options and the class and number of securities and exercise price of stock subject to outstanding options.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $17,000 for 2012. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2012 may be up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we match 100% of each employee’s first 3% contributed to the plan, and 50% of each employee’s next 2% contributed to the plan. Our contributions vest immediately, but employees must be employed for 90 days before they are eligible to participate.

Non-Employee Director Compensation

We entered into an independent director agreement with Mr. John H. Johnson and Dr. Michael Corrado in June 2009 and October 2009, respectively. The agreements each have a term of four years, unless directorships are terminated earlier for any reason or no reason. The agreements provide the annual salary of each director and granted each an initial option to purchase company common shares upon their initial appointment to our board of directors. The agreements also provided for a subsequent grant of company common shares upon the closing of the second tranche of the company’s Class C preferred share financing in April 2010. The agreements require each director to maintain the confidentiality of certain proprietary information relating to the company for a period of five years following termination of his directorship. The company and each director may terminate the respective independent director agreements on 60 days’ notice. Dr. Corrado’s agreement was terminated upon his resignation from our board of directors on June 8, 2011.

The following table sets forth certain information concerning the compensation that we paid or awarded during the year ended December 31, 2011 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Michael Corrado, M.D.(1)(2)	7,500	–	–	–	–	7,500
Dov Goldstein, M.D.	–	–	–	–	–	–
John H. Johnson(1)	15,000	–	–	–	–	15,000
Richard Kent, M.D.	–	–	–	–	–	–
Garheng Kong, M.D., Ph.D.(1)	–	–	–	–	–	–
I. Wistar Morris, III	–	–	–	–	–	–
Geeta Vemuri, Ph.D.(2)	–	–	–	–	–	–

(1)	At December 31, 2011, the following directors held options to purchase common shares in the following amounts: Dr. Corrado, 16,448 shares; Mr. Johnson, 28,784 shares; and Dr. Kong, 28,784 shares.

(2)	Dr. Corrado and Dr. Vemuri resigned from our board of directors on June 8, 2011, and September 7, 2011, respectively.

Limitation of Liability and Indemnification

Following our corporate conversion, our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the directors derived an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of their duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Following our corporate conversion, our bylaws will provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify each director to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PERSONS

The following is a description of transactions since January 1, 2007, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital shares had or will have a direct or indirect material interest. Each transaction involved an investment in our company by an individual or entity represented on our board of directors, which investments were reviewed by our full board of directors prior to each investment.

After the completion of this offering, our audit committee will be responsible for the review, approval and ratification of related person transactions between us and any related person. The audit committee will review these transactions under our Code of Conduct, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

Preferred Share Financings

In November 2007, we entered into a Class B purchase agreement pursuant to which we issued and sold to investors an aggregate of 7,692,308 Class B preferred shares at a purchase price of $1.30 per share, for aggregate consideration of $10.0 million. In December 2008, we entered into a Merger Agreement and Plan of Reorganization pursuant to which Cempra Holdings, LLC was formed and became the parent company of Cempra Pharmaceuticals, Inc. and CEM-102 Pharmaceuticals, Inc. In the conversion, each outstanding Class A and Class B preferred share was converted into one Class A and Class B preferred share, respectively. In May 2009, we entered into a Class C purchase agreement pursuant to which we issued and sold to investors an aggregate of 42,649,063 Class C preferred shares from May 2009 to April 2011, at a purchase price of $1.07857 per share, for aggregate consideration of $46.0 million.

The participants in these preferred share financings included the following directors, officers and holders of more than 5% of our capital shares or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants(1)	Class A Preferred Shares	Class B Preferred Shares	Class C Preferred Shares
5% or Greater Shareholders
I. Wistar Morris, III(2)	536,028	136,146	833,810
Intersouth Partners VI, L.P. and its affiliates	648,515	164,716	663,647
Aisling Capital II, LP	648,515	164,716	653,887
Quaker BioVentures II, L.P.	–	–	1,454,167
Blackboard Ventures, Inc.	–	242,915	283,026
Devon Park Bioventures, L.P.	–	–	478,216

(1)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(2)	Mr. Morris is also a director of our company. Includes holdings of Mr. Morris’s wife, Martha Morris, and Cotswold Foundation and Eleventh Generation Partnership, LP.

In connection with our various preferred share financings, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements and a limited liability company agreement containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred shares and certain holders of our common shares. All of these rights will terminate upon the completion of this offering, except for certain registration rights which will continue under a Registration Rights Agreement to be effective upon our corporate conversion. The registration rights are more fully described below in “Description of Capital Stock—Registration Rights.”

2011 Convertible Note and Warrant Financing

On August 5, 2011, we issued and sold the August 2011 Notes in an aggregate principal amount of $5.0 million in a private placement to certain of our existing investors and new investors. The August 2011 Notes are unsecured and are convertible into equity upon the occurrence of specified events. The August 2011 Notes accrue interest at a rate of 10.0% per annum and have a maturity date of August 4, 2012. The principal and interest on the August 2011 Notes will automatically convert into shares of our common stock at the initial public offering price upon completion of this offering. Simultaneously, we issued to these purchasers the August 2011 Warrants to purchase equity in an aggregate amount equal to 25% of the principal amount of the August 2011 Notes, or $1.25 million. The August 2011 Warrants expire on August 4, 2018. Upon completion of this offering, the August 2011 Warrants will automatically become exercisable for 104,167 shares of our common stock, assuming the initial public offering price is $12.00 (the mid-point of the price range set forth on the cover page of this prospectus), with an exercise price per share equal to the initial public offering price of $12.00.

Participants in the 2011 convertible note and warrant financing included the following directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the loan amount provided by each such party in the 2011 convertible note and warrant financing and the dollar amount of such party’s warrant coverage:

Name	Total Principal Loan Amount	Warrant Coverage
5% or Greater Stockholders
I. Wistar Morris, III(1)	$971,205	$242,801
Intersouth Partners VI, L.P. and its affiliates.	$947,425	$236,856
Aisling Capital II, LP	$941,233	$235,308
Quaker BioVentures II, L.P.	$922,730	$230,683
Blackboard Ventures, Inc.	$348,899	$87,225
Devon Park Bioventures, L.P.	$303,448	$75,862

(1)	Mr. Morris is also a director of our company. Includes holdings of Mr. Morris’s wife, Martha Morris, and Cotswold Foundation and Eleventh Generation Partnership, LP.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Richard Kent, M.D.	Intersouth Partners VI, L.P.
Dov Goldstein, M.D.	Aisling Capital II, LP
P. Sherrill Neff	Quaker BioVentures II, L.P.

Conversion to a Corporation

We are currently a Delaware limited liability company, named Cempra Holdings, LLC. Prior to the closing of this offering, we will convert into a Delaware corporation and change our name from Cempra Holdings, LLC to Cempra, Inc. This conversion to a corporate form in connection with this offering will occur pursuant to our Second Amended and Restated Limited Liability Company Agreement, referred to as the LLC Agreement, and has been approved by our board of directors. As a result, we will adopt a plan of conversion with our shareholders that provides that the conversion to a corporation take the form of a statutory conversion, and also provides that the conversion will occur prior to the closing of this offering without any further action on the part of our board of directors or shareholders. In conjunction with the conversion:

•	533,839 outstanding common shares of Cempra Holdings, LLC will convert into an aggregate of 533,839 shares of our common stock;
•

7,591,057 outstanding preferred shares of Cempra Holdings, LLC and all declared and unpaid yield thereon (as of September 30, 2011) will convert into 8,710,633 shares of our common stock, based on an assumed initial offering price of $12.00 (the mid-point of the price range set forth on the cover of this prospectus);

•	options to purchase 726,715 common shares of Cempra Holdings, LLC will convert into options to purchase 726,715 shares of our common stock;
•	the August 2011 Notes and accrued interest thereon (as of September 30, 2011) will convert into an aggregate of 423,148 shares of our common stock; and
•

the August 2011 Warrants will be exercisable for an aggregate of 104,167 shares of our common stock, assuming the initial public offering price is $12.00 (the mid-point of the price range set forth on the cover page of this prospectus), with an exercise price per share equal to the initial public offering price of $        .

In addition, in connection with the corporate conversion, the Hercules Warrant will be exercisable for shares of our common stock, rather than our Class C preferred stock. No other terms of the Hercules Warrant will change as a result of the corporate conversion.

See “Description of Capital Stock” for a description of the terms of our common stock following the conversion. Concurrently with the consummation of the conversion to a corporation, the LLC Agreement will be terminated.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive Compensation—Grants of Plan-Based Awards” and “Executive Compensation—Non-Employee Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, as described in “Executive Compensation—Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of December 31, 2011 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 8,204,572 shares of common stock outstanding as of December 31, 2011, as if the corporate conversion had occurred on September 30, 2011 and includes the conversion of all outstanding preferred shares (including declared and unpaid yield thereon as of September 30, 2011) into 8,710,633 common shares, based on the assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurred on September 30, 2011. The number of shares beneficially owned also includes shares of our common stock issuable upon the conversion of the August 2011 Notes and shares of our common stock issuable upon the exercise of the August 2011 Warrants, based on the assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurred on September 30, 2011.

The ownership information does not include shares of our common stock issuable in the corporate conversion upon the conversion of declared and unpaid yield on our preferred shares or accrued interest on the August 2011 Notes arising after September 30, 2011. For the three-month period from October 1, 2011 to December 31, 2011, the declared and unpaid yield on our outstanding preferred shares was $920,000 and the accrued interest on the August 2011 Notes was $125,000.

The number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of 6,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option. The table does not give effect to any shares of our common stock that might be purchased in this offering by certain of our existing securities holders and/or entities affiliated with one or more of our directors because that information is unknown at this time.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on or before February 29, 2012, which is 60 days after December 31, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Cempra, Inc., 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517.

Name and Address of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
5% or greater stockholders:
I. Wistar Morris, III and his affiliates(1)	1,843,124	18.9%	11.7%
234 Broughton Lane Villanova, PA 19085
Intersouth Partners VI, L.P. and its affiliates(2)	1,795,356	18.4%	11.4%
406 Blackwell Street, Suite 200 Durham, NC 27701
Aisling Capital II, LP(3)	1,782,971	18.2%	11.3%
888 Seventh Avenue, 30th Floor New York, NY 10106
Quaker BioVentures II, L.P.(4)	1,746,002	17.9%	11.1%
Cira Centre 2929 Arch Street, Suite 325 Philadelphia, PA 19104
Blackboard Ventures, Inc.(5)	654,388	6.7%	4.2%
c/o Ontario Teachers’ Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5
Devon Park Bioventures, L.P.(6) 1400 Liberty Ridge Drive, Suite 103 Chesterbrook, PA 19807	574,188	5.9%	3.6%
Directors and Named Executive Officers:
I. Wistar Morris, III(7)	1,843,124	18.9%	11.7%
Richard Kent, M.D.(8)	1,795,356	18.4%	11.4%
Dov Goldstein, M.D.(9)	1,782,971	18.2%	11.3%
P. Sherrill Neff(10)	1,746,002	17.9%	11.1%
Prabhavathi Fernandes, Ph.D.(11)	344,426	3.5%	2.2%
Mark W. Hahn(12)	34,479	*	*
John H. Johnson(13)	16,738	*	*
Garheng Kong, M.D., Ph.D.(14)	8,995	*	*

All current executive officers and directors as a group (8 persons)(15)	7,572,091	75.1%	47.1%

*	Represents beneficial ownership of less than one percent.

(1)	Includes (i) 612,517 shares held by I. Wistar Morris, III, 421,533 shares held by Martha Morris, 385,318 shares held by Cotswold Foundation, and 403,522 shares held by Eleventh Generation Partnership, LP and (ii) 6,817, 4,673, 4,271 and 4,472 shares issuable upon the exercise of August 2011 Warrants held by Mr. Morris, Mrs. Morris, Cotswold Foundation and Eleventh Generation Partnership, LP, respectively. Mr. Morris, a member of our board of directors, is the spouse of Martha Morris and a trustee of Cotswold Foundation. Eleventh Generation Partnership, LP is a partnership of which Mr. Morris’s daughters are the general partners. Mr. Morris shares voting power with respect to the securities owned by Mrs. Morris and Cotswold Foundation. Mr. Morris disclaims beneficial ownership of the shares held by Mrs. Morris, Cotswold Foundation, and Eleventh Generation Partnership, LP, except to the extent of any pecuniary interest therein.

(2)

Includes (i) 1,284,909 shares of held by Intersouth Partners VI, L.P. and 490,709 shares held by Intersouth Partners VII, L.P. and (ii) 7,895 and 11,843 shares issuable upon the exercise of August 2011 Warrants held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., respectively. The shares directly held by

Intersouth Partners VI, L.P. (“Intersouth VI”) are indirectly held by Intersouth Associates VI, LLC (“IA VI”), as general partner of Intersouth VI, and each of the individual managing members of IA VI. The individual managing members (collectively, the “IA VI Managers”) of IA VI are Mitch Mumma and Dennis Dougherty. IA VI and IA VI Managers may share voting and dispositive power over the shares directly held by Intersouth VI. The shares held directly by Intersouth Partners VII, L.P. (“Intersouth VII”) are indirectly held by Intersouth Associates VII, LLC (“IA VII”), as general partner of Intersouth VII, and each of the individual managing members of IA VII. The individual managing members (collectively, the “IA VII Managers”) of IA VII are Mitch Mumma and Dennis Dougherty.

(3)	Includes (i) 1,763,362 shares and (ii) 19,609 shares issuable upon the exercise of August 2011 Warrants. The shares directly held by Aisling Capital II, LP (“Aisling”) are indirectly held by Aisling Capital Partners II, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners II, LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners, and the Managers may share voting and dispositive power over the shares directly held by Aisling.

(4)	Includes (i) 1,726,778 shares and (ii) 19,224 shares issuable upon the exercise of August 2011 Warrants.

(5)	Includes (i) 647,119 shares and (ii) 7,269 shares issuable upon the exercise of August 2011 Warrants. The shares directly held by Blackboard Ventures, Inc. (“Blackboard”) are indirectly held by the Ontario Teachers’ Pension Plan (“OTPP”), as sole shareholder of Blackboard. The OTPP Board has delegated to Terry Woodward, a director of Blackboard, dispositive power over, and the authority to vote, the shares directly held by Blackboard.

(6)	Includes (i) 567,867 shares and (ii) 6,322 shares issuable upon the exercise of August 2011 Warrants. The shares directly held by Devon Park Bioventures, L.P. (“Dev LP”) are indirectly held by Devon Park Associates, L.P. (“Dev GP”), as general partner of Dev LP, Devon Park Associates, LLC (“Dev LLC”), as general partner of Dev GP, and each of the individual managing members of Dev LLC. The individual managing members (collectively, the “Dev Managers”) of Dev LLC are Charles Moller, Ph.D, Marc Ostro, Ph.D, and Devang Kantesaria, M.D. Dev GP, Dev LLC, and the Dev Managers may share voting and dispositive power over the shares directly held by Dev LP.

(7)	See footnote (1).

(8)	Consists of 1,284,909 shares held by Intersouth Partners VI, L.P., 490,709 shares held by Intersouth Partners VII, L.P. and 7,895 and 11,843 shares issuable upon the exercise of August 2011 Warrants held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., respectively. Dr. Kent, a member of our board of directors, is a partner of Intersouth Partners, the general partner of Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. Dr. Kent disclaims beneficial ownership of these shares held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., except to the extent of any pecuniary interest therein.

(9)	Consists of 1,763,362 shares held by Aisling Capital II, LP and 19,609 shares issuable upon the exercise of August 2011 Warrants held by Aisling Capital II, LP. Dr. Goldstein, a member of our board of directors, is a partner of Aisling Capital II, LP. Pursuant to a power of attorney granted by Aisling Capital II, LP, Dr. Goldstein shares voting power with respect to the securities owned by this entity. Dr. Goldstein disclaims beneficial ownership of these shares held by Aisling Capital II, LP, except to the extent of any pecuniary interest therein.

(10)	Consists of 1,726,778 shares held by Quaker BioVentures II, L.P. and 19,224 shares issuable upon the exercise of August 2011 Warrants held by Quaker BioVentures II, L.P. Mr. Neff, a member of our board of directors, is the managing director and a partner in Quaker Partners Management, L.P., the general partner of Quaker BioVentures Capital II, LLC, the general partner of Quaker BioVentures Capital II, L.P., the general partner of Quaker BioVentures II, L.P. Pursuant to powers of attorney granted by Quaker BioVentures Capital II, LLC and Quaker BioVentures II, L.P., Mr. Neff shares voting power with respect to the securities owned by the entities for which these entities serve as general partners. Mr. Neff disclaims beneficial ownership of these shares held by Quaker BioVentures II, L.P., except to the extent of any pecuniary interest therein.

(11)	Includes (i) 203,684 shares held by Dr. Fernandes, and (ii) 140,741 shares that Dr. Fernandes has the right to acquire from us within 60 days of December 31, 2011 pursuant to the exercise of stock options.

(12)	Consists of 34,479 shares that Mr. Hahn has the right to acquire from us within 60 days of December 31, 2011 pursuant to the exercise of stock options.

(13)	Consists of 16,738 shares that Mr. Johnson has the right to acquire from us within 60 days of December 31, 2011 pursuant to the exercise of stock options.

(14)	Consists of 8,995 shares that Dr. Kong has the right to acquire from us within 60 days of December 31, 2011 pursuant to the exercise of stock options.

(15)	Includes 200,953 shares subject to options that will be exercisable within 60 days of December 31, 2011 pursuant to the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 85,000,000 shares, 80,000,000 of which are designated as common stock with a par value of $0.001 and 5,000,000 of which are designated as preferred stock with a par value of $0.001.

The following is a summary of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. The description of our common stock reflects the completion of the corporate conversion that will occur prior to the closing of this offering.

Common Stock

After giving effect to the corporate conversion and the closing of this offering, approximately 15.7 million shares of our common stock will be outstanding, based on an assumed initial public offering price of $12.00 (the mid-point of the price range set forth on the cover page of this prospectus).

The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

The holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

After giving effect to the corporate conversion and the closing of this offering, no shares of preferred stock will be outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our board may fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Upon the closing of this offering, the holders of 8,710,633 shares of common stock (former holders of our preferred shares and August 2011 Notes) will be entitled to enter into a registration rights agreement.

Demand Registration Rights. At any time beginning 180 days after the public offering date set forth on the cover page of this prospectus, the holders of at least 25% of the shares having demand registration rights may make up to two demands that we file a registration statement (other than on Form S-3) so long as the aggregate number of securities requested to be sold under such registration statement is at least $1.5 million, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having registration rights may demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement under certain circumstances.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and up to two Form S-3 registrations within a given 12-month period described above, other than underwriting discounts and commissions.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate seven years following the closing of this offering.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;
•

an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons duly designated by the board of directors to call such meetings.

Listing on the NASDAQ Global Market

We have applied for listing on the NASDAQ Global Market under the symbol “CEMP,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the U.S., (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the U.S.) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the U.S.), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Internal Revenue Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.). With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation, however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held by or Through non-U.S. Entities

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to holders of our common stock that own such common stock through non-U.S. accounts or intermediaries and to certain Non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution enters into an agreement with the U.S. Treasury Department to undertake certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution that chooses to enter into an agreement with the U.S. Treasury Department, such agreement generally requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. Under certain transition rules, any obligation to withhold under the new legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to gross proceeds on disposition of our common stock, will not begin until January 1, 2015. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

After giving effect to the corporate conversion and the closing of this offering, approximately 15.7 million shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining 9.7 million shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	approximately 187,000 restricted shares will be eligible for immediate sale upon the completion of this offering; and
•	approximately 9.5 million restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 157,000 shares immediately after this offering; and
•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

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persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

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our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of December 31, 2011, options to purchase a total of 715,811 shares of common stock were outstanding, of which 396,387 were vested. Of the total number of shares of our common stock issuable under these options, 714,759 are subject to contractual lock-up agreements with the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, have agreed that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. The foregoing restrictions shall not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts (ii) shares of common stock acquired in the open market on or after the completion of this offering (iii) the transfer of shares of common stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided the recipient agrees in writing prior to such transfer to be bound by such restrictions. Upon expiration of the “lock-up” period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

This 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration Rights

Upon completion of this offering, the holders of 8,710,633 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2006 Plan and the 2011 Plan. The registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Leerink Swann LLC
Cowen and Company, LLC
Needham & Company, LLC

Total	6,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Certain of our existing securities holders and/or entities affiliated with one or more of our directors have indicated an interest in purchasing up to an aggregate of approximately $20.0 million, or 1,666,667 shares (based on the assumed initial public offering price of $12.00, which is the mid-point of the price range set forth on the cover page of this prospectus). However, indications of interests are not binding agreements or commitments to purchase, and as a result the underwriters may determine to sell more, less or no shares in this offering to any of these securities holders or entities, or any of these securities holders or entities may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $         per share on any sales of shares to such securities holders or entities.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2012.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 900,000 additional shares of our common stock from us, at the public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our history and prospects, including our past and present financial performance and our prospects for future earnings;
•	the history and prospects of companies in our industry;
•	prior offerings of those companies;
•	our capital structure;
•	an assessment of our management and their experience;
•	general conditions of the securities markets at the time of the offering; and
•	other factors as we deem relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $        per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $        per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.4 million.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Securities

The underwriters will require all of our directors and officers and certain of our stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Stifel, Nicolaus & Company, Incorporated and Leerink Swann LLC for a period of 180 days after the date of this prospectus. The foregoing restrictions shall not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts (ii) shares of common stock acquired in the open market on or after the completion of this offering (iii) the transfer of shares of common stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided the recipient agrees in writing prior to such transfer to be bound by such restrictions.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated and Leerink Swann LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock to be issued in the corporate conversion and upon the conversion of the August 2011 Notes, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus, and the shares of our common stock that are issued under our option plans.

This 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

NASDAQ Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “CEMP.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on the NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

Certain of the underwriters or their affiliates may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they may receive customary fees and commissions.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no german securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the “act”) of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Dechert LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010, included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517, (919) 313-6601.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.cempra.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Cempra Holdings, LLC

(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

To the Board of Representatives and Shareholders of

Cempra Holdings, LLC

The reverse stock split described in Note 1 to the consolidated financial statements has not been consummated at January 13, 2012. When it has been consummated, we will be in a position to furnish the following report:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable preferred shares and shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Cempra Holdings, LLC (a development stage enterprise) and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred operating losses and negative cash flows from operations since inception and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PricewaterhouseCoopers LLP

Raleigh, North Carolina

April 29, 2011,

except for Note 11, as to which the date is October 12, 2011 and except for the effects of the reverse stock split described in Note 1, as to which the date is January 12, 2012

Cempra Holdings, LLC

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,		September 30, 2011	Pro Forma September 30, 2011
	2009	2010
			(Unaudited)
Assets
Current assets
Cash and equivalents	$17,264,264	$20,047,997	$8,972,175	$8,972,175
Prepaid expenses	550,563	288,271	492,010	492,010

Total current assets	17,814,827	20,336,268	9,464,185	9,464,185

Furniture, fixtures and equipment, net	28,700	143,670	96,636	96,636
Deposits	74,962	53,512	10,549	10,549

Total assets	$17,918,489	$20,533,450	$9,571,370	$9,571,370

Liabilities
Current liabilities
Accounts payable	$832,084	$1,546,181	$868,926	$868,926
Accrued expenses	700,829	132,196	2,546,694	2,546,694
Accrued payroll and benefits	334,882	319,125	399,851	399,851
Convertible notes payable	-	-	4,241,169	-
Warrant liability	-	-	927,164	-
Class C Purchase Option liability	7,101,718	-	-

Total current liabilities	8,969,513	1,997,502	8,983,804	3,815,471

Redeemable Convertible Preferred Shares
Class A redeemable convertible preferred shares; 21,773,669 shares designated, 2,291,965 shares issued and outstanding; liquidation preference of $2,721,167	25,760,769	25,785,233	25,803,581	-
Class B redeemable convertible preferred share; 7,692,308 shares designated, 809,717 shares issued and outstanding; liquidation preference of $1,178,480	11,238,649	11,275,121	11,279,914	-
Class C redeemable convertible preferred shares; 42,649,063 shares designated, 2,488,675 shares issued and outstanding at December 31, 2009 and 4,489,375 shares issued and outstanding at December 31, 2010 and September 30, 2011 (unaudited); liquidation preference of $5,503,771	21,395,377	53,690,621	56,489,776	-

Shareholders’ Equity (Deficit)
Common shares; 100,000,000 shares authorized, no par value; 491,077 shares issued and outstanding at December 31, 2009, 495,024 shares issued and outstanding at December 31, 2010 and 533,839 shares issued and outstanding at September 30, 2011 (unaudited)	-	-	-	-
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at September 30, 2011 pro forma (unaudited)
Common Stock; $.001 par value, 80,000,000 shares authorized, 15,667,620 shares issued and outstanding at September 30, 2011 proforma (unaudited)	-	-	-	15,668
Additional paid-in capital	-	-	-	98,725,936
Deficit accumulated during the development stage	(49,445,819)	(72,215,027)	(92,985,705)	(92,985,705)

Total shareholders’ equity (deficit)	(49,445,819)	(72,215,027)	(92,985,705)	5,755,899

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$17,918,489	$20,533,450	$9,571,370	$9,571,370

The accompanying notes are an integral part of these consolidated financial statements.

Cempra Holdings, LLC

(A Development Stage Company)

Consolidated Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,		Period From November 18, 2005 (Inception) to September 30, 2011
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$-	$-	$-	$-	$-	$-

Operating expenses
Research and development	12,342,955	13,673,935	15,474,430	11,636,772	15,413,938	65,400,595
General and administrative	2,931,515	3,027,113	3,198,237	2,484,946	2,650,544	14,436,984

Total operating expenses	15,274,470	16,701,048	18,672,667	14,121,718	18,064,482	79,837,579

Loss from operations	(15,274,470)	(16,701,048)	(18,672,667)	(14,121,718)	(18,064,482)	(79,837,579)

Other income (expense)
Interest income	372,153	16,571	4,183	3,279	1,414	1,285,897
Interest expense	-	(1,927,337)	(1,495,398)	(1,495,398)	(290,577)	(3,810,627)
Other income	-	-	488,958	-	-	488,958

Other income (expense), net	372,153	(1,910,766)	(1,002,257)	(1,492,119)	(289,163)	(2,035,772)

Net loss	(14,902,317)	(18,611,814)	(19,674,924)	(15,613,837)	(18,353,645)	(81,873,351)
Accretion of redeemable convertible preferred shares	(2,537,660)	(2,291,433)	(3,238,263)	(2,297,494)	(2,822,296)	(12,748,490)

Net loss attributable to common shareholders	$(17,439,977)	$(20,903,247)	$(22,913,187)	$(17,911,331)	$(21,175,941)	$(94,621,841)

Basic and diluted net loss attributable to common shareholders per share	$(35.98)	$(42.57)	$(46.60)	$(36.46)	$(40.49)

Basic and diluted weighted average shares outstanding	484,724	491,077	491,722	491,235	522,943

Pro forma per common share data (unaudited):
Pro forma net loss per common share-basic and diluted			$(2.36)		$(1.90)

Pro forma weighted average basic and diluted shares outstanding			8,336,516		9,656,724

The accompanying notes are an integral part of these consolidated financial statements.

Cempra Holdings, LLC

(A Development Stage Company)

Consolidated Statement of Redeemable Preferred Shares and Shareholders’ Equity (Deficit)

	Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Common Shares		Additional Paid-In Capital	Deficit During the Development Stage	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of November 18, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Net loss	-	-	-	-	-	-	-	-	-	(26,463)	(26,463)

Balance as of December 31, 2005	-	-	-	-	-	-	-	-	-	(26,463)	(26,463)
Issuance of common shares to founders	-	-	-	-	-	-	179,825	-	171	-	171
Issuance of common shares for service	-	-	-	-	-	-	30,702	-	14,583	-	14,583
Issuance of common shares for license agreement	-	-	-	-	-	-	64,311	-	91,362	-	91,362
Issuance of Class A preferred shares, net of issuance costs of $150,570	789,191	7,346,745	-	-	-	-	-	-	-	-	-
Accretion of redeemable convertible preferred shares	-	232,782	-	-	-	-	-	-	(122,443)	(110,339)	(232,782)
Share-based compensation	-	-	-	-	-	-	-	-	16,327	-	16,327
Net loss	-	-	-	-	-	-	-	-	-	(2,228,948)	(2,228,948)

Balance as of December 31, 2006	789,191	7,579,527	-	-	-	-	274,837	-	-	(2,365,750)	(2,365,750)
Issuance of common shares upon exercise of options	-	-	-	-	-	-	8,947	-	5,250	-	5,250
Issuance of Class A preferred shares, net of issuance costs of $20,435	1,557,895	14,779,563	-	-	-	-	-	-	-	-	-
Conversion of Class A preferred shares to common shares upon financing participation default	(55,120)	(523,644)	-	-	-	-	55,120	-	523,644	-	523,644
Issuance of common shares to Chief Executive Officer	-	-	-	-	-	-	77,368	-	124,950	-	124,950
Issuance of common shares for license agreement	-	-	-	-	-	-	61,335	-	99,055	-	99,055
Issuance of Class B preferred shares, net of issuance costs of $43,682	-	-	809,717	9,956,318	-	-	-	-	-	-	-
Accretion of redeemable convertible preferred shares	-	1,526,057	-	100,000	-	-	-	-	(808,919)	(817,138)	(1,626,057)
Share-based compensation	-	-	-	-	-	-	-	-	56,020	-	56,020
Net loss	-	-	-	-	-	-	-	-	-	(8,075,240)	(8,075,240)

Balance as of December 31, 2007	2,291,965	23,361,503	809,717	10,056,318	-	-	477,609	-	-	(11,258,128)	(11,258,128)
Issuance of common shares upon exercise of options	-	-	-	-	-	-	13,469	-	13,113	-	13,113
Accretion of redeemable convertible preferred shares	-	1,731,269	-	806,390	-	-	-	-	(106,124)	(2,431,536)	(2,537,660)
Share-based compensation	-	-	-	-	-	-	-	-	93,011	-	93,011
Net loss	-	-	-	-	-	-	-	-	-	(14,902,317)	(14,902,317)

Balance as of December 31, 2008	2,291,965	25,092,772	809,717	10,862,708	-	-	491,077	-	-	(28,591,981)	(28,591,981)
Issuance of Class C preferred shares, net of issuance cost of $251,733	-	-	-	-	2,488,675	25,248,268	-	-	-	-	-
Allocation of Class C Proceeds to the Purchase Option	-	-	-	-	-	(5,174,381)	-	-	-	-	-
Accretion of redeemable convertible preferred shares	-	667,997	-	301,946	-	1,321,490	-	-	-	(2,291,433)	(2,291,433)
Beneficial conversion costs of Class B preferred shares	-	-	-	73,995	-	-	-	-	-	(73,995)	(73,995)
Share-based compensation	-	-	-	-	-	-	-	-	-	123,404	123,404
Net loss	-	-	-	-	-	-	-	-	-	(18,611,814)	(18,611,814)

Balance as of December 31, 2009	2,291,965	25,760,769	809,717	11,238,649	2,488,675	21,395,377	491,077	-	-	(49,445,819)	(49,445,819)
Issuance of common shares upon exercise of options	-	-	-	-	-	-	3,947	-	8,250	-	8,250
Issuance of Class C preferred shares, net of issuance cost of $9,279	-	-	-	-	2,000,700	20,490,721	-	-	-	-	-
Conversion of Class C Purchase Option	-	-	-	-	-	8,597,116	-	-	-	-	-
Accretion of redeemable convertible preferred shares	-	24,464	-	6,390	-	3,207,407	-	-	(8,250)	(3,230,013)	(3,238,263)
Beneficial conversion costs of Class B preferred shares	-	-	-	30,082	-	-	-	-	-	(30,082)	(30,082)
Share-based compensation	-	-	-	-	-	-	-	-	-	165,811	165,811
Net loss	-	-	-	-	-	-	-	-	-	(19,674,924)	(19,674,924)

Balance as of December 31, 2010	2,291,965	25,785,233	809,717	11,275,121	4,489,375	53,690,621	495,024	-	-	(72,215,027)	(72,215,027)
Issuance of common shares upon exercise of options (unaudited)	-	-	-	-	-	-	38,815	-	69,932	-	69,932
Accretion of redeemable convertible preferred shares (unaudited)	-	18,348	-	4,793	-	2,799,155	-	-	(69,932)	(2,752,364)	(2,822,296)
Share-based compensation (unaudited)	-	-	-	-	-	-	-	-	-	335,331	335,331
Net loss (unaudited)	-	-	-	-	-	-	-	-	-	(18,353,645)	(18,353,645)

Balance as of September 30, 2011 (unaudited)	2,291,965	$25,803,581	809,717	$11,279,914	4,489,375	$56,489,776	533,839	$-	$-	$(92,985,705)	$(92,985,705)

The accompanying notes are an integral part of these consolidated financial statements.

Cempra Holdings, LLC

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended December 31,			Nine Months Ended September 30,		Period From November 18, 2005 (Inception) to September 30, 2011
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(14,902,317)	$(18,611,814)	$(19,674,924)	$(15,613,837)	$(18,353,645)	$(81,873,351)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	28,171	23,829	46,920	33,315	57,092	176,654
Issuance of common shares for service	-	-	-	-	-	14,583
Issuance of common shares for license agreement	-	-	-	-	-	190,418
Share-based compensation	93,011	123,404	165,811	126,107	335,331	914,854
Interest expense related to Class C Purchase Option liability	-	1,927,337	1,495,398	1,495,398	-	3,422,735
Warrant expense	-	-	-	-	74,679	74,679
Amortization of debt discount	-	-	-	-	138,029	138,029
Changes in operating assets and liabilities
Interest receivable	81,464	-	-	-	-	-
Prepaid expenses	194,028	(323,807)	262,292	21,124	(203,739)	(492,010)
Deposits	(98,932)	42,835	21,450	10,709	42,963	(10,549)
Accounts payable	544,103	237,325	714,097	(291,780)	(677,255)	868,925
Accrued expenses	504,076	(720,610)	(568,633)	(419,118)	2,414,498	2,546,694
Accrued payroll and benefits	174,323	(12,135)	(15,757)	195,014	80,726	399,851

Net cash used in operating activities	(13,382,073)	(17,313,636)	(17,553,346)	(14,443,068)	(16,091,321)	(73,628,488)

Investing activities
Purchases of furniture, fixtures and equipment	(15,165)	(22,658)	(161,892)	(161,892)	(10,057)	(273,290)
Purchases of investments	-	-	-	-	-	(14,306,177)
Proceeds from sale of investments	-	-	-	-	-	14,306,177

Net cash used in investing activities	(15,165)	(22,658)	(161,892)	(161,892)	(10,057)	(273,290)

Financing activities
Proceeds from borrowing on convertible promissory notes	-	-	-	-	5,000,000	8,100,000
Proceeds from issuance of common shares	13,112	-	8,250	2,200	69,931	96,714
Payment of shares issuance costs	-	(251,733)	(9,279)	(9,279)	(44,375)	(520,074)
Proceeds from issuance of Class A redeemable convertible preferred shares	-	-	-	-	-	19,099,998
Accrued interest converted into Class A redeemable convertible preferred shares	-	-	-	-	-	97,315
Proceeds from issuance of Class B redeemable convertible preferred shares	-	-	-	-	-	10,000,000
Proceeds from issuance of Class C redeemable convertible preferred shares	-	25,500,000	20,500,000	20,500,000	-	46,000,000

Net cash provided by financing activities	13,112	25,248,267	20,498,971	20,492,921	5,025,556	82,873,953

Net change in cash and equivalents	(13,384,126)	7,911,973	2,783,733	5,887,961	(11,075,822)	8,972,175
Cash and equivalents as of beginning of the period	22,736,417	9,352,291	17,264,264	17,264,264	20,047,997	-

Cash and equivalents as of end of the period	$9,352,291	$17,264,264	$20,047,997	$23,152,225	$8,972,175	$8,972,175

Supplemental disclosure of non-cash investing and financing activities
Accretion of Class A redeemable convertible preferred shares	$1,731,269	$667,997	$24,464	$18,348	$18,348	$4,200,917
Accretion of Class B redeemable convertible preferred shares	$806,390	$301,946	$6,390	$4,793	$4,793	$1,219,519
Accretion of Class C redeemable convertible preferred shares	$-	$1,321,490	$3,207,407	$2,274,353	$2,799,155	$7,328,056
Beneficial conversion costs of Class B preferred shares	$-	$73,995	$-	$-	$-	$104,077
Notes payable converted into Class A redeemable convertible preferred shares	$-	$-	$-	$-	$-	$3,100,000
Allocation of Class C proceeds to the Class C Purchase Option	$-	$5,174,381	$-	$-	$-	$5,174,381
Conversion of the Class C Purchase Option	$-	$-	$(8,597,116)	$(8,597,116)	$-	$(8,597,116)
Allocation of convertible note proceeds to warrant	$-	$-	$-	$-	$(852,485)	$(852,485)

The accompanying notes are an integral part of these consolidated financial statements.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

1.	Description of Business

Cempra Holdings, LLC (the “Company” or “Cempra”) is the successor entity of Cempra Pharmaceuticals, Inc. which was incorporated on November 18, 2005 and commenced operations in January 2006. Cempra is located in Chapel Hill, North Carolina, and is a biopharmaceutical company developing medicines to treat drug-resistant bacterial infections in the community and hospital.

The Company is in its development stage as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915, Development Stage Entities. The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital and performing research and development activities. Since inception, the Company has incurred significant losses from operations and expects losses to continue for the foreseeable future. The Company’s success depends primarily on the successful development and regulatory approval of its product candidates and its ability to obtain adequate financing as discussed below.

The Company’s consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities in the normal course of business. The Company has incurred net operating losses and negative cash flows from operations every year since inception. At December 31, 2010 and September 30, 2011 (unaudited) the Company had an accumulated deficit during the development stage of $72,215,027 and $92,985,705, respectively, and currently does not have financing sufficient for continued operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue its operations, the Company must generate revenues from collaborative partners prior to the commercialization of the Company’s products and/or obtain additional debt or equity financing. There can be no assurance that the Company will be able to obtain additional debt or equity financing or generate revenues from collaborative partners, on terms acceptable to the Company, on a timely basis or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition.

Reverse Stock Split

The Company’s Board of Directors approved a 1-for-9.5 reverse stock split of the Company’s common and preferred shares on January 12, 2011, which will be effective prior to the Company’s planned conversion from a Delaware limited liability company to a Delaware corporation. All references to common and preferred stock, shares outstanding, average number of shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect the 1-for-9.5 reverse stock split on a retroactive basis.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts and results of operations of Cempra Holdings, LLC and its wholly owned subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying consolidated interim balance sheet as of September 30, 2011, the consolidated statements of operations and cash flows for the nine months ended September 30, 2010 and 2011 and the consolidated statement of redeemable preferred shares’ and shareholders’ equity (deficit) for the nine months ended September 30, 2011 are unaudited. The unaudited interim financial statements have been prepared in accordance with U.S. GAAP. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

adjustments, necessary for the fair statement of the Company’s financial position at September 30, 2011 and the Company’s results of operations and cash flows for the nine months ended September 30, 2010 and 2011. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any future period. All references to September 30 in these footnotes are unaudited.

Unaudited Pro Forma Balance Sheet Data

In October 2011, the Company’s Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) to sell shares of its common stock to the public in an IPO. The Company filed its initial Form S-1 registration statement with the SEC on October 12, 2011. All of the Company’s convertible preferred shares outstanding, including accrued dividends, at September 30, 2011 will convert into 8,710,633 shares of common stock upon completion of the IPO at the applicable conversion ratios. Unaudited pro forma stockholders’ equity assumes the balance of the Company’s convertible notes payable and related accrued interest will convert into 423,148 shares of common stock. Unaudited pro forma stockholders’ equity also assumes the conversion of all preferred stock into shares of common stock and the conversion of all outstanding warrants exercisable to purchase 104,167 shares of common stock, resulting in the preferred stock warrant liability being reclassified to additional paid-in capital.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentrations of Risks

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the U.S. The Company maintains cash in accounts which are in excess of federally insured limits.

Fair Value of Financial Instruments

The carrying values of cash equivalents, prepaid expenses, and accounts payable at December 31, 2009, December 31, 2010 and September 30, 2011 (unaudited) approximated their fair values due to the short-term nature of these items. At December 31, 2009 the Company held a purchase option liability that was required to be measured at fair value on a recurring basis. At September 30, 2011 (unaudited), the Company held a warrant liability that was required to be measured at fair value on a recurring basis.

The Company’s valuation of financial instruments is based on a three-tiered approach, which requires that fair value measurements be classified and disclosed in one of three tiers. These tiers are: Level 1, defined as quoted prices in active markets for identical assets or liabilities; Level 2, defined as valuations based on observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable input data; and Level 3, defined as valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

At December 31, 2009, December 31, 2010 and September 30, 2011 (unaudited), these financial instruments and respective fair values have been classified as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Assets:
Money market funds	$14,925,121	$-	$-	$14,925,121

Total assets at fair value:	$14,925,121	$-	$-	$14,925,121

Liabilities:
Class C Purchase Option liability	$-	$-	$7,101,718	$7,101,718

Total liabilities at fair value:	$-	$-	$7,101,718	$7,101,718

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
Assets:
Money market funds	$18,529,790	$-	$-	$18,529,790

Total assets at fair value:	$18,529,790	$-	$-	$18,529,790

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2011
				(unaudited)
Assets:
Money market funds	$7,531,210	$-	$-	$7,531,210

Total assets at fair value	$7,531,210	$-	$-	$7,531,210

Liabilities:
Warrant liability	$-	$-	$927,164	$927,164

Total liabilities at fair value:	$-	$-	$927,164	$927,164

The change in the fair value measurement using significant unobservable inputs (Level 3) is summarized below:

Balance at January 1, 2009	$-

Allocation of Class C proceeds to Class C Purchase Option liability	5,174,381
Change in fair value recorded as interest expense	1,927,337

Balance at December 31, 2009	7,101,718

Change in fair value recorded as interest expense	1,495,398
Exercise of Class C Purchase Option	(8,597,116)

Balance at December 31, 2010	$-

Allocation of convertible note proceeds to warrant (unaudited)	852,485
Change in fair value recorded as interest expense (unaudited)	74,679

Balance at September 30, 2011 (unaudited)	$927,164

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

The purchase option liability represented the Company’s allocation of a portion of the May 2009 Class C preferred share offering proceeds to a purchase option given to the Class C share holders (the “Class C Purchase Option”). The allocation of the Class C proceeds was based on the fair value of the liability on the date of grant. The Company accounted for the Class C Purchase Option as a warrant for accounting purposes in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, which requires that a financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of the redemption, be classified as a liability. The Company measured the fair value of the Class C Purchase Option liability based upon contemporaneous valuations and utilized the Black-Scholes option-pricing model at each balance sheet date. The Company recorded changes in the fair value of the Class C Purchase Option liability as interest income or expense.

The Company used significant assumptions in estimating the fair value of the Class C Purchase Option liability including the estimated volatility, risk free interest rate, estimated fair value of the preferred shares, and the estimated life of the option. These assumptions were used to establish an expected set of cash flows which were probability-weighted and discounted to present value to determine a fair value.

The Class C Purchase Option liability was automatically exercised for the Company’s Class C preferred shares at the time of the closing of the second tranche of our Class C preferred share offering in 2010 and, accordingly, the Class C Purchase Option liability was converted to Class C preferred shares.

The warrant liability represents the Company’s allocation of a portion of the August 2011 Note (as defined in Note 12) proceeds given to investors. The allocation of the August 2011 Note proceeds was based on the fair value of the warrant liability on the date of grant. The Company accounted for the warrant liability in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, which requires that a purchase option to acquire redeemable equity (either puttable or mandatorily redeemable) be reported as liabilities. The Company measured the fair value of the warrant liability based upon contemporaneous valuations and utilized the Black-Scholes pricing model at each balance sheet date. The Company recorded changes in the fair value of the warrant liability as interest expense.

The Company used significant assumptions in estimating the fair value of the warrant liability including the estimated volatility, risk free interest rate, estimated fair value of the preferred shares, and the estimated life of the warrant. These assumptions were used to establish an expected set of cash flows which were probability-weighted and discounted to present value to determine a fair value.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents. The Company’s cash and equivalents were primarily invested in money market funds invested exclusively in treasury securities. Total cash and equivalent balances have exceeded insured balances by the Federal Depository Insurance Company (“FDIC”).

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Furniture, fixtures and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Income Taxes

Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, to reduce net

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

Segment and Geographic Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates and manages its business as one operating segment and all of the Company’s operations are in North America.

Intellectual Property

The Company’s policy is to file patent application(s) to protect technology, inventions and improvements that are considered important to the development of its business. The patent positions of technology companies, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. The Company accounts for its intellectual property under the guidance of FASB ASC Topic 350, Intangibles—Goodwill and Other. Patent costs since inception have been expensed as incurred.

Research and Development Expenses

Research and development (“R&D”) expenses include direct and indirect R&D costs. Direct R&D consists principally of external costs, such as fees paid to investigators, consultants, central laboratories and clinical research organizations, including costs incurred in connection with our clinical trials, and related clinical trial fees and all employee-related expenses for those employees working in research and development functions, including stock-based compensation for R&D personnel. Indirect R&D costs include insurance or other indirect costs related to our research and development function to specific product candidates. R&D costs are expensed as incurred.

Redeemable Convertible Preferred Shares

The Company is accounting for its mandatorily redeemable preferred shares under the requirements of FASB ASC Topic 480, Distinguishing Liabilities from Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The carrying value of redeemable convertible preferred shares is increased by periodic accretions so that the carrying amount will equal the redemption amount at the redemption date. These increases are effected through charges against additional paid-in capital, to the extent it is available, or the deficit accumulated during the development stage.

Class C Purchase Option Liability

The Class C Purchase Option liability represents the Company’s allocation of a portion of the May 2009 Class C preferred share offering proceeds to a purchase option given to the Class C shareholders. This purchase option liability is recorded at its estimated fair value in accordance with FASB ASC Topic 480, Distinguishing Liabilities from Equity. See Note 2 Summary of Significant Accounting Policies-Fair Value of Financial Instruments for further discussion of fair value methodology of this liability.

Share-Based Compensation

Effective January 1, 2006, the Company adopted FASB ASC Topic 718, Stock Compensation. The Company did not grant any employee share options prior to January 1, 2006. The Company measures compensation cost for share-based payment awards granted to employees and non-employee directors at fair value using the Black-Scholes option-pricing model. The Company recognizes compensation expense on a straight-line basis over the service period for awards expected to vest. Compensation cost related to share-based payment awards granted to non-employees is adjusted each reporting period for changes in the fair value of the Company’s shares until the measurement date. The measurement date is generally considered to be the date when all services have been rendered or the date on which options are fully vested.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

The Company recorded the following share-based compensation expense as a result of the adoption of ASC Topic 718:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Research and development	$37,202	$48,669	$58,120	$49,357	$124,547
General and administrative	55,809	74,735	107,691	76,750	210,784

Total	$93,011	$123,404	$165,811	$126,107	$335,331

Allocations to research and development and general and administrative expense are based upon the department to which the associated employee reported. No related tax benefits of the share-based compensation expense have been recognized.

All employee stock options issued before December 8, 2010 were granted at an exercise price equal to or above the fair value of the stock at the date of grant; therefore, there was no intrinsic value.

For the nine months ended September 30, 2011 (unaudited), for financial reporting purposes, the Company determined that options granted on December 8, 2010 and March 11, 2011 (unaudited) were granted at an amount less than fair market value. The compensation element was recorded in 2011. No adjustment was recorded in 2010, as the amounts were immaterial.

Valuation Assumptions for Stock Option Plans

The employee share-based compensation expense recognized was determined using the Black-Scholes option- pricing model. Option-pricing models require the input of subjective assumptions and these assumptions can vary over time. The assumptions used to determine the fair value of each option grant are as follows:

	Year Ended December 31,						Nine Months Ended September 30, 2011
	2008		2009		2010
							(Unaudited)
	Employees	Non- Employees	Employees	Non- Employees	Employees	Non- Employees	Employees	Non- Employees
Volatility	62.2%	60.3%	83.1%	81.9%	75.2%	76.7%	73.9%	N/A
Risk-free interest rate	3.08%	3.03%	2.97%	3.02%	2.22%	3.13%	2.48%	N/A
Estimated dividend yield	0%	0%	0%	0%	0%	0%	0%	N/A
Expected life of option (in years)	6.0	6.0	6.1	9.6	5.9	9.1	6.1	N/A

Expected stock price volatility is based on an average of several peer public companies due to the Company’s limited history. For purposes of identifying peer companies, the Company considered characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status. The risk-free rate is based on the U.S. Treasury yield curve during the expected life of the option. The dividend yield percentage is zero because the Company neither currently pays dividends nor intends to do so during the expected option term. The expected term represents the average time that options are expected to be outstanding. The expected term of employee share options is based on the mid-point between the vesting date and the contractual term, which is in accordance with the simplified method prescribed in SEC Staff Accounting Bulletin No. 107, Share-Based Payment, and the expected term for share-based compensation granted to non-employees is the contractual life.

Investment Tax Credits

Other income was recognized for the Qualifying Therapeutic Discovery Project Program (“QTDP”) in 2010. The QTDP program was created by the U.S. Congress as part of the Patient Protection and Affordable Care Act and provided for reimbursement of certain costs paid or incurred during 2009 and 2010 directly related to the conduct of

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

a Qualifying Therapeutic Discovery Project, as defined. The Department of Health and Human Services designated such projects based on their potential to result in new therapies to treat areas of unmet medical need, the potential to create and sustain jobs in the U.S. and to advance U.S. competitiveness.

New Accounting Pronouncements

In October 2009, the FASB issued new guidance for revenue recognition with multiple deliverables, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and replaces it with the “relative selling price” method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists; otherwise, third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The Company will evaluate future revenue generating transactions, if any, under this guidance.

In April 2010, the FASB issued authoritative guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The Company will evaluate future revenue generating transactions, if any, under this guidance.

In January 2010, the FASB amended the existing disclosure guidance on fair value measurements, which is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual periods beginning after December 15, 2010. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. As the amended guidance requires only additional disclosures, the adoption of the provisions effective after December 31, 2009 did not and, for the provisions effective after December 15, 2010, will not impact the Company’s financial position or results of operations.

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for interim and annual reporting periods beginning on or after December 15, 2011. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company’s financial position or results of operations.

3.	Reorganization

On December 23, 2008, the common and preferred shares of Cempra Pharmaceuticals, Inc., the predecessor entity, were exchanged, in their entirety, for shares of Cempra Holdings, LLC. In conjunction with this transaction, Cempra Pharmaceuticals contributed the assets of one development program to CEM-102 Pharmaceuticals, Inc., a newly created entity designed to continue development on the asset received. Cempra Holdings, LLC controlled 70% of the issued and outstanding equity of CEM-102 Pharmaceuticals, Inc. and Cempra Pharmaceuticals, Inc. controlled the remaining 30%. On May 12, 2009, the remaining 30% of issued and outstanding equity of CEM-102 Pharmaceuticals,

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

Inc. was distributed to Cempra Holdings, LLC. Cempra Pharmaceuticals, Inc. is wholly owned by Cempra Holdings, LLC. The results of operations for Cempra Pharmaceuticals, Inc. and CEM-102 Pharmaceuticals, Inc. are consolidated.

The rights and preferences of the members of Cempra Holdings, LLC, including the right to cumulative preferred yield calculated from the date of investment in Cempra Pharmaceuticals, Inc. by preferred shareholders, are identical to those of the predecessor entity, Cempra Pharmaceuticals, Inc.

4.	Research and Development and License Agreement

In March 2006, the Company entered into a Collaborative Research and Development and License Agreement (“Optimer Agreement”) with Optimer Pharmaceuticals, Inc. (“Optimer”). Under the terms of the Optimer Agreement, the Company has acquired exclusive rights to further develop and commercialize certain Optimer technology worldwide, excluding member nations of the Association of Southeast Asian Nations.

In exchange for this license, during 2006 and 2007, the Company issued an aggregate of 1,193,638 common shares with a total fair value of $190,418 to Optimer. These issuances to Optimer were expensed as incurred in research and development expense.

In July 2010, the Company paid a $500,000 milestone payment to Optimer after the successful completion of its first CEM-101 Phase 1 program, which was expensed as incurred in research and development expense. The next milestone payment payable to Optimer is in the amount of $1,000,000 and will become due and payable upon the completion of the Company’s end of Phase 2 meeting with the FDA for oral CEM-101 if the FDA indicates that the data is reasonably sufficient to support the Company’s planned Phase 3 trial for oral CEM-101. As of December 31, 2010 and September 30, 2011 (unaudited), no accrual has been recorded for the contingent liability as the Company determined the payment was not probable. Under the terms of the Optimer Agreement, the Company will owe Optimer additional payments, contingent upon the achievement of various development, regulatory and commercialization milestone events. The aggregate amount of such milestone payments the Company may need to pay is based in part on the number of products developed under the agreement and would total $27,500,000 if four products are developed through FDA approval. The Company will also pay tiered mid-single-digit royalties based on the amount of annual net sales of its approved products.

5.	Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of the following as of:

	Useful Life (years)
		December 31,
		2009	2010
Computer equipment	2	$66,784	$183,749
Software	2	19,232	46,594
Furniture	5	10,518	28,084
Leasehold improvements	3	4,808	4,808

Total furniture, fixtures and equipment		101,342	263,235
Less accumulated depreciation		72,642	119,565

Furniture, fixtures and equipment, net		$28,700	$143,670

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $28,171, $23,829 and $46,920, respectively. Depreciation expense for the nine months ended September 30, 2010 (unaudited) and September 30, 2011 (unaudited) was $33,315, and $57,092, respectively. Depreciation expense for the cumulative period from inception through September 30, 2011 (unaudited) was $176,654.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

6.	Accrued Expenses

Accrued expenses are comprised of the following as of:

	December 31,		September 30, 2011
	2009	2010
			(Unaudited)
Accrued consulting fees	$511,775	$1,731	$2,404,996
Accrued professional fees	145,342	101,224	52,501
Accrued interest	-	-	77,869
Deferred rent	33,992	29,241	11,328
Franchise tax	9,720	-	-

Total accrued expenses	$700,829	$132,196	$2,546,694

7.	Commitments

The Company leases certain equipment and its office space under the terms of lease agreements which expire in February 2012 and March 2013, respectively.

Future minimum lease payments required under non-cancellable operating leases as of December 31, 2010 are as follows:

Operating Leases
2011	$93,463
2012	19,391
2013	2,127

Total minimum lease payments	$114,981

Rent expense for the years ended December 31, 2008, 2009, 2010 and the nine months ended September 30, 2010 (unaudited) and 2011 (unaudited) was $117,490, $124,754, $128,624, $96,146 and $97,436, respectively. Rent expense for the cumulative period from inception through September 30, 2011 (unaudited) was $525,550.

See Note 4–Research and Development and License Agreement for contingencies related to the Optimer Agreement.

8.	Shareholders’ Equity (Deficit)

Authorized Shares

The Company is authorized to issue 10,526,316 common shares (the “Common Shares”). The Company is also authorized to issue 7,591,057 preferred shares, 2,291,965 of which are designated as Class A redeemable convertible preferred shares (“Class A”), 809,717 of which are designated as Class B redeemable convertible preferred shares (“Class B”) and 4,489,375 of which are designated as Class C redeemable convertible preferred shares (“Class C”).

Common Shares

During the nine months ended September 30, 2011, the Company issued 38,815 Common Shares at an average price of $1.81 per share for the exercise of share option grants.

During 2010, the Company issued 3,947 Common Shares at an average price of $2.09 per share for the exercise of share option grants.

During 2009, the Company did not issue any Common Shares.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

During 2008, the Company issued 13,469 Common Shares at an average price of $0.95 per share for the exercise of share option grants.

During 2007, the Company issued 77,368 Common Shares at $1.62 per share to its Chief Executive Officer and President in conjunction with the closing of the second tranche of the Class A share financing.

During 2007, under the terms of the Optimer Agreement, the Company issued 61,335 Common Shares at $1.62 per share to Optimer upon the second tranche closing of the Class A share financing. Additionally, during 2006, the Company issued 10,965 and 53,346 Common Shares at $0.48 per share and $1.62 per share, respectively, in conjunction with the execution of the Optimer Agreement and closing of the first tranche of the Class A share financing.

During 2007, upon closing of the second tranche of the Class A share financing the Company converted 55,120 Class A shares into the same number of Common Shares as required under the terms of the Class A financing agreement when an original Class A participant elected not to participate in the second tranche closing.

During 2007, the Company issued 8,947 Common Shares at an average price of $0.57 per share for the exercise of share option grants.

During 2006, the Company issued 179,825 Common Shares at $0.001 per share to its founders subject to share restriction agreements. Under the terms of the share restriction agreements, the Company had the right to purchase the unvested portion of the restricted Common Share for the lesser of the original purchase price per share, or the then current fair market value, under certain conditions outlined in the share restriction agreements, including termination of employment. Additionally, vesting would have accelerated upon a change in control of the Company. One eighth of the shares were immediately vested upon issuance and the remaining shares vested at a rate of 1/48th per month, commencing on January 1, 2006. As of December 31, 2010 all such shares were fully vested and released from all restrictions.

During 2006, the Company issued 30,702 Common Shares at $0.48 per share to members of the Company’s Board of Directors.

Preferred Shares

During April 2010, the Company closed the second tranche of the Class C share financing and issued 2,000,700 Class C shares for $10.25 per share for total gross proceeds of $20,500,000, less issuance costs of $9,279.

During May 2009, the Company closed the first tranche of the Class C share financing and issued 2,488,686 Class C shares for $10.25 per share for total gross proceeds of $25,500,000, less issuance costs of $251,733.

During November 2007, the Company closed the Class B share financing and issued 809,717 Class B shares for $12.35 per share for total gross proceeds of $10,000,000, less issuance costs of $43,682.

During March 2007, the Company closed the second tranche of the Class A share financing and issued 14,799,998 Class A shares for $9.50 per share for total gross proceeds of $14,799,998, less issuance costs of $20,435.

During 2006, the Company closed the first tranche of the Class A share financing and issued 789,191 Class A shares for $9.50 per share, of which $4,300,000 was received in cash and $3,197,315 was converted from notes payable and accrued interest, less issuance costs of $150,570.

Yield

Yield is cumulative and payable to the Preferred Holders (as defined below) in advance of any distributions to common shareholders but only when, if and as declared by the Board of Directors. The holders of Class C (“Class C Holders”) have been earning annual yield at a rate of 8.0% of the original purchase price since May 2009. Through May 2009, the holders of Class A and Class B (“Class A & B Holders”) earned annual yield at a rate of 8.0% of the original purchase price (the A, B & C Holders collectively referred to as “Preferred Holders”). Since inception

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

through September 30, 2011, the Company has recorded cumulative yield of $12,478,798 through periodic accretions which increases the carrying value of the Preferred Shares (as defined below) and is charged against additional paid- in-capital to the extent available or shareholders’ equity (deficit).

Liquidation

Upon any liquidation, dissolution, winding up of the Company, or a merger or consolidation transaction in which the shareholders of the Company immediately prior to the merger or consolidation own less than fifty percent (50%) of the voting power of the merged or consolidated entity or its parent immediately after such merger or consolidation (the “Liquidation Event”), the Class C Holders shall be entitled to receive an amount equal to their original cash investment amount plus all declared but unpaid dividends thereon plus a premium preference of fifty percent (50%) of their original cash investment (the “Liquidating Amount”), the Class A & B Holders shall be entitled to receive an amount equal to their original cash investment amount plus all declared but unpaid dividends thereon and all Preferred Holders shall participate with the common holders as if the Preferred Holders share had been converted to common immediately prior to the Liquidation Event. If the cumulative distributions, as defined, exceed $350,000,000, the Class C Holders’ premium preference is reduced to zero.

Conversion

The Preferred Holders’ shares are convertible into common shares at any time at the option of the holder, subject to adjustment. The initial conversion price of the Class A, Class B and Class C shares (collectively, “Preferred Shares”) will be equal to the consideration paid per share, and the initial conversion ratio shall be 1:1. In accordance with the anti-dilution protection described below in connection with the Class C transactions, the conversion ratio for Class B shares was changed to 1.0984 common shares for each preferred share.

Automatic Conversion

The Preferred Shares shall automatically convert into Common Shares upon (i) consummation of a firm commitment underwritten public offering with a price per share not less than $30.74 and aggregate proceeds in excess of $40,000,000 (a “Qualified Public Offering”) or (ii) an affirmative vote by two-thirds of Preferred Holders and 60% of the Class C Holders, including at least one of two specified Class C Holders. Upon automatic conversion, any unpaid yield is to be paid in cash or, in the case of a Qualified Public Offering, upon the affirmative vote by two-thirds of Preferred Holders and 60% of the Class C Holders, including at least one of two specified Class C Holders, in Common Shares.

Anti-dilution Protection

The Preferred Holders have proportional anti-dilution protection for share splits, share dividends and similar recapitalizations. Anti-dilution price protection for additional sales of securities by the Company shall be on a broad-based weighted average basis. During 2009 and 2010, the Company recorded $73,995 and $30,082 to deficit during the development stage for the beneficial conversion given to the Preferred Holders of the Class B shares as anti-dilution protection, which was related to the issuance of the Class C shares.

Voting

The Preferred Shares vote with Common Shares on an as converted basis. Preferred Holders will generally vote together with the Common Shares as a single class, but will also have class vote approval rights as provided by law and others as specified.

Protective Provisions

Consent of at least two-thirds of Preferred Holders and 60% of the Class C Holders, including at least one of two specified Class C Holders will be required for (i) any sale of the Company or substantially all of its assets, (ii) any merger of the Company with another entity, (iii) any liquidation, dissolution, or winding up of the Company,

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

(iv) any amendment of the Company’s charter or bylaws that would adversely alter or affect holders of the Preferred Shares, (v) any action that authorizes or issues additional Preferred Shares of the Company (whether of any existing series of preferred shares or of a new class of equity or debt) having preferences prior to or at parity with the Preferred Shares as to dividends, liquidation, redemption, or assets, or (vi) any other action that alters any of the powers, preferences, privileges, or rights of the Preferred Shares so as to adversely affect the Preferred Shares.

Redemption Right

The Class C Holders have the right and option, after the fifth anniversary of the original issue date, by a vote of 60% of the Class C Holders (including at least 1 of 2 specified holders), to require the Company to redeem the Class C Shares at a redemption price equal to the original price per share plus all cumulative and undeclared yield. If the Class C Holders elect to redeem their shares, the Class A & B Holders have the right and option, by a vote of holders of two-thirds of the Class A & B shares, voting together as a single class, to require the Company to redeem the Class A & B shares at a redemption price equal to the original price per share plus all cumulative and undeclared dividends. The Company may redeem the Preferred Shares from any source of funds legally available 90 days following the date of the redemption vote. If no funds or insufficient funds are legally available, the unredeemed shares will be carried forward and entitled to the yield, conversion and other rights, preferences, privileges and restrictions of the Preferred Shares until such unredeemed shares have been redeemed and the redemption price has been paid.

Registration Rights

The Preferred Holders have certain rights to require the Company to register their Preferred Shares with the Securities and Exchange Commission.

Participation Rights

Investors have a pro rata right, based on their respective percentage equity ownership on an as converted, fully diluted basis, to purchase sufficient common share equivalents to maintain their respective ownership in the Company on any future offerings or issuances by the Company, subject to customary exclusion, including but not limited to shares issued under share options plans for employees, officers and consultants. These participation rights will terminate upon a qualified public offering.

9.	Share Option Plan

The Company adopted a share plan in January 2006 (“the 2006 Share Plan”). The 2006 Share Plan provides for the granting of incentive share options, nonqualified share options and restricted shares to Company employees, representatives and consultants at a price not less than the estimated fair value at the date of grant, or 110% of the estimated fair value at the date of the grant if the optionee is a 10% owner of the Company. The share options issued to employees generally vest over four years and have a maximum life of ten years. The share options issued to non-employees generally vest over a term of three to four years and have a maximum life of ten years. As of December 31, 2010 there were 921,000 option shares authorized for future issuances and 164,483 available under the 2006 Share Plan.

The 2006 Share Plan is intended to encourage ownership of shares by employees and consultants of the Company and to provide additional incentives for them to promote the success of the Company’s business. The Board of Directors is responsible for determining the individuals to receive grants, the number of underlying shares each individual will receive, the price per share and the exercise period for each grant.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

The following table summarizes the Company’s 2006 Share Plan activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (1)
Outstanding—December 31, 2007	171,262	$1.24
Granted	163,816	$2.47
Exercised	(13,469)	$0.95
Forfeited	(30,234)	$1.62

Outstanding—December 31, 2008	291,375	$1.90

Granted	300,097	$2.09
Exercised	-	-
Forfeited	(49,905)	$2.09

Outstanding—December 31, 2009	548,567	$2.00

Granted	391,610	$2.09
Exercised	(3,947)	$2.02
Forfeited	(179,713)	$2.19

Outstanding—December 31, 2010	756,517	$2.00	8.49	$1,724,859

Exercisable—December 31, 2010	288,855	$1.81	7.21	$713,473

Vested and expected to vest at December 31, 2010 (2)	724,268	$2.00	8.44	$1,651,331

(1)	Intrinsic value is the excess of the fair value of the underlying common shares as of December 31, 2010 over the weighted average exercise price.

(2)	The number of stock options expected to vest takes into account an estimate of expected forfeitures.

The total grant date value of options vested during the years ended 2008, 2009, and 2010 was $46,433, $131,709 and $223,599, respectively. The intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $20,156, $0 and $0, respectively.

The following table summarizes certain information about all options outstanding as of December 31, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Term (in years)	Number of Options	Weighted Average Remaining Contractual Term (in years)
$0.48	33,684	5.42	33,684	5.42
$1.43	24,737	5.60	24,737	5.60
$1.62	62,332	5.97	62,332	5.97
$1.90	6,316	8.29	1,842	8.29
$2.09	532,234	9.32	102,583	8.86
$2.28	97,214	7.34	63,677	7.33

	756,517		288,855

During the years ended 2008, 2009 and 2010, and for the nine months ended September 30, 2010 (unaudited) and 2011 (unaudited), the Company recorded approximately $93,011, $123,404, $165,811, $126,107 and $335,331 in

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

share-based compensation expense, respectively. Since inception, the Company has recognized $914,854 in share-based compensation expense. As of December 31, 2010, approximately $910,877 of total unrecognized compensation cost related to unvested share options is expected to be recognized over a weighted-average period of 3.2 years.

10.	Income Taxes

No provision for U.S. Federal or state income taxes has been recorded as the Company has incurred net operating losses since inception. Significant components of the Company’s deferred income tax assets as of December 31, 2009 and 2010 consist of the following:

	2009	2010
Current
Deferred income tax assets
Other current assets	$210,600	$16,200
Valuation allowance	(210,600)	(16,200)

Total net deferred income taxes, current	-	-

Non-current
Deferred tax assets
Tax loss carry-forwards	$7,175,700	$13,232,800
Contribution carry-forwards	100	17,400
Tax credits	1,360,500	1,933,000
Other assets	2,824,900	3,910,100
Valuation allowance	(11,361,200)	(19,093,300)

Total net deferred income taxes, non-current	-	-

Total net deferred tax asset (liability)	$-	$-

At December 31, 2009 and 2010, the Company provided a full valuation allowance against its net deferred tax assets since at that time, the Company could not assert that it was more likely than not that these deferred tax assets would be realized. There was an increase in the valuation allowance in the current year in the amount of $7,537,700, all of which was allocable to current operating activities.

As of December 31, 2010, the Company had federal net operating loss carry-forwards of approximately $34,351,400 and state net economic loss tax carry-forwards of approximately $34,442,300. The net operating loss carry-forwards begin to expire in 2026 and 2021 for federal and state tax purposes, respectively. The Company also had federal research and development credit carry-forwards of approximately $1,933,000 which begin to expire in 2026 and federal charitable contribution carry-forwards of approximately $51,100 which begin to expire in 2014.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carry-forwards in the case of certain events including significant changes in ownership interests. If the Company’s net operating loss carry-forwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carry-forward, the Company would incur a federal income tax liability even though net operating loss carry-forwards would be available in future years.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

The reasons for the difference between actual income tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 and the amount computed by applying the statutory federal income tax rate to losses before income tax (benefit) are as follows:

	2008		2009		2010
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
U.S. federal tax at statutory rate	$(5,066,800)	34.0%	$(6,328,000)	34.0%	$(6,689,500)	34.0%
State taxes (net of federal benefit)	(181,900)	1.2%	(839,400)	4.5%	(887,300)	4.5%
Nondeductible expenses	274,200	(1.8%)	92,600	(0.5%)	(178,400)	0.9%
Gain on property distribution	3,400,000	(22.8%)	1,423,800	(7.6%)	-	0.0%
Loss from pass-through entity	-	0.0%	813,600	(4.4%)	628,200	(3.2%)
Credits	(457,400)	3.1%	(525,600)	2.8%	(593,100)	3.0%
Other, net	21,500	(0.2%)	22,200	(0.1%)	182,400	(0.9%)
Change in valuation allowance	2,010,400	(13.5%)	5,340,800	(28.7%)	7,537,700	(38.3%)

Provision for income taxes	$-	0.0%	$-	0.0%	$-	0.0%

Effective January 1, 2007, the Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The cumulative effect of this adoption is recorded as an adjustment to the opening balance of its accumulated deficit on the adoption date.

As a result of adopting this guidance, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of December 31, 2010, the Company had no unrecognized tax benefits.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. At the adoption date of January 1, 2007 and as of December 31, 2010, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, state, and local tax examinations by tax authorities for years before 2008 although carry-forward attributes that were generated prior to 2008 may still be adjusted upon examination by the taxing authorities if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

11.	Net Loss Per Share

Basic and diluted net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the period. The Company’s potentially dilutive shares, which include

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

redeemable convertible preferred shares, common share options and a Class C Purchase Option, have not been included in the computation of diluted net loss per share for all periods as the result would be antidilutive.

The following table presents the computation of basic and diluted net loss per common share:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
As Reported:
Net loss attributable to Cempra Holdings, LLC	$(14,902,317)	$(18,611,814)	$(19,674,924)	$(15,613,837)	$(18,353,645)
Accretion of redeemable convertible preferred shares	(2,537,660)	(2,291,433)	(3,238,263)	(2,297,474)	(2,822,295)

Net loss attributable to common shareholders	$(17,439,977)	$(20,903,247)	$(22,913,187)	$(17,911,311)	$(21,175,940)

Weighted average common shares outstanding, basic and diluted	484,724	491,077	491,722	491,235	522,943

Net loss per share attributable to common shareholders, basic and diluted	$(35.98)	$(42.57)	$(46.60)	$(36.46)	$(40.49)

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive:

	Years ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Redeemable convertible preferred unit	3,181,358	4,763,201	7,034,894	6,820,619	7,670,733
Convertible debt	—	—	—	—	102,028
Warrants outstanding	—	—	—	—	21,381
Share options outstanding	252,330	381,857	612,882	592,507	767,593
Class C Purchase Options outstanding	—	285,659	230,667	308,401	—

	3,433,688	5,430,717	7,878,442	7,721,526	8,561,735

The above table does not include the potentially dilutive impact resulting from the conversion of the accrued unpaid yield, on the Class A, B, and C Preferred Shares because the number of Common Shares resulting from the conversion is not determinable until IPO pricing.

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

Unaudited pro forma net loss per share assuming the conversion of all mandatorily redeemable convertible preferred stock and convertible debt, which converts automatically upon the completion of the initial public offering, is as follows:

	Year ended December 31, 2010	Nine months ended September 30, 2011
		(unaudited)
Net loss, as reported	$(19,674,924)	$(18,353,645)
Weighted-average common shares outstanding	491,722	522,943
Weighted-average number of common shares assuming conversion of all redeemable convertible preferred stock and convertible debt at the original date of issuance	7,844,794	9,133,781
Weighted-average common shares used in computing pro forma net loss per share	8,336,516	9,656,724
Pro forma net loss per share—basic and diluted	$(2.36)	$(1.90)

12.	Subsequent Events

The Company evaluated transactions occurring after December 31, 2010 in accordance with FASB ASC Topic 855, Subsequent Events, through April 29, 2011, which was the original date of the issuance of the financial statements. The Company has also evaluated transactions through October 12, 2011, the date of reissuance of these financial statements, and through January 12, 2012 for the effects of the reverse stock split described in Note 1, and noted no items requiring adjustment of these previously issued financial statements.

Subsequent Events (Unaudited)

In August 2011, the Company issued convertible notes (the “August 2011 Notes”) in the original aggregate principal amount of $5,000,000. The August 2011 Notes bear interest at a rate of 10.0% per annum and mature on August 4, 2012. The August 2011 Notes may be potentially converted as follows: (i) upon maturity into a number of Class C Shares equal to the aggregate outstanding principal and unpaid accrued interest due under such Note, divided by $10.25, the Class C Original Price (the “Class C Conversion Price”); (ii) automatically upon a qualified private financing (QPF) upon which all unpaid principal and all unpaid accrued interest will be converted into the type, kind and character of securities issued in the QPF; (iii) automatically upon an IPO into a number of shares of Company common stock equal to the aggregate outstanding principal and unpaid accrued interest under this Note, divided by the offering price of the Company’s common stock; and (iv) upon a Company or subsidiary sale upon which the Note Holder may, at its option, prior to the closing of such transaction, elect to (1) convert all principal and accrued interest under such August 2011 Notes into a number of Class C Shares equal to (a) the aggregate outstanding principal and accrued unpaid interest under the August 2011 Notes, divided by (b) the Class C Conversion Price or (2) be paid an amount in cash equal to the aggregate outstanding principal of the August 2011 Notes plus all accrued unpaid interest, plus an additional repayment premium amount equal to the aggregate outstanding principal of the August 2011 Notes. The option for Note Holders to settle in cash for twice the principal amount plus accrued interest in the event of a Company or subsidiary sale is a derivative instrument. The Company has measured the fair value of this derivative at the issuance date as well as at September 30, 2011 and determined that there is no material value to the instrument at either date.

In connection with the issuance of the August 2011 Notes, the Company issued warrants (the “August 2011 Warrants”) that have a term of seven years. The August 2011 Warrants give holders the right to purchase a certain number of Company shares or securities at a specified exercise price respective to the first of the following scenarios to occur: (i) a Company or subsidiary sale; (ii) maturity of the August 2011 Notes; (iii) a QPF; or (iv) an IPO. Upon either a Company or subsidiary sale or upon maturity of the August 2011 Notes, the August 2011 Warrants will be convertible into the number of Class C preferred shares equal to 25% of the principal amount of the August 2011 Notes divided by the Class C Conversion Price. Upon either a QPF or a IPO, the August 2011 Warrants will be convertible into the number of either the QPF or IPO securities equal to 25% of the principal

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

amount of the August 2011 Notes divided by either the price per share of the securities issued in the QPF or the offering price of the Company’s Common Shares (or equivalent security) in the IPO, respectively. At any time within the August 2011 Warrant term, the August 2011 Warrants may be net settled without payment by the holder of any cash or other consideration. The warrant conversion options under the QPF and IPO contain features that are considered derivative instruments principally due the comparison of value provided to the Note Holder in a QPF or IPO as compared to the outstanding warrant value. The Company has measured the fair value of these derivatives at issuance date as well as at September 30, 2011 and determined that there is no material value for either instrument at either date.

In connection with the issuance of the August 2011 Notes, the total number of shares the Company is authorized to issue was increased to 19,943,787, of which 11,578,947 shall be Common Shares, 2,291,965 shall be Class A Shares, 809,717 shall be Class B Shares and 5,263,158 shall be Class C Shares.

In November 2011, the Company entered into a new operating lease agreement for its current office space in Chapel Hill, North Carolina. The new lease term is 42 months with an expiration date of November 30, 2014. Under this lease, the Company is obligated to pay $401,248 in total rent expense over the term of the lease.

In December 2011, the Company entered into a $20,000,000 loan and security agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) and borrowed $10,000,000 upon closing. The principal amount outstanding under the initial $10,000,000 borrowing bears interest at the greater of (i) 9.55%, or (ii) the sum of 9.55% plus the prime lending rate, as published by the Wall Street Journal, minus 3.25% per annum. If, after closing of the initial $10,000,000 borrowing, the Company receives at least $40,000,000 of proceeds from (i) an initial public offering of its securities, (ii) the sale or issuance of its equity interests on a fully funded plan and on terms reasonably acceptable to Hercules, or (iii) the closing of a fully funded strategic deal on terms reasonably acceptable to Hercules, the Company may, at any time prior to October 1, 2012, request another borrowing in the aggregate amount of $10,000,000. If by June 30, 2012, the Company does not raise at least $25,000,000 in one or more equity financings, including, without limitation, an initial public offering, strategic financings, convertible debt transactions, or a strategic transaction with terms reasonably acceptable to Hercules, or any combination thereof, the interest rate on the initial advance will increase to the greater of (i) 10.30% or (ii) the sum of 10.30% plus the prime lending rate, as published by The Wall Street Journal, minus 3.25%. The principal amount outstanding under the second $10,000,000 borrowing will bear interest at the greater of (i) 8.75%, or (ii) the sum of 8.75% plus the prime lending rate, as published by the Wall Street Journal, minus 3.25% per annum. The Company will be required to make interest only payments through December 2012, which can be extended to March 2013 or June 2013 upon satisfaction of certain conditions. Principal and interest payments will start after December 2012 or any later extended date. The principal balance outstanding on the loan agreement and all accrued but unpaid interest thereunder will be due and payable on December 1, 2015. In addition, on the earliest to occur of (i) the loan maturity date, (ii) the date that the Company prepays all of the outstanding advances and accrued interest, or (iii) the date that all of the advances and interest become due and payable, the Company must pay Hercules a fee of $400,000. The Company granted Hercules a security interest in all of its assets, except intellectual property. The Company’s obligations to Hercules include restrictions on borrowing, asset transfers, placing liens or security interests on the Company’s assets including its intellectual property, mergers and acquisitions and distributions to stockholders.

In connection with the loan agreement, the Company entered into a warrant agreement with Hercules, under which Hercules has the right to purchase up to the aggregate number of shares of Class C preferred shares (or such stock into or for which the Class C preferred shares may convert) equal to (a) that number of shares determined by dividing 4.0% of the first $10,000,000 borrowed under the loan agreement by the applicable exercise price, provided that if the Company has not raised at least $25,000,000 in one or more equity financings, including, without limitation, an initial public offering, strategic financings, convertible debt transactions, or a strategic transaction with terms reasonably acceptable to Hercules, or any combination thereof, by June 30, 2012, the warrant shall be exercisable for an aggregate number of shares equal to 6.0% of the first $10,000,000 advance divided by the applicable exercise price, and (b) that number of shares determined by dividing 4% of the advances made under the

Cempra Holdings, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

second $10,000,000 in advance, if any, by the applicable exercise price. The exercise price per share will be equal to the lesser of $10.25 per share and the price per share paid by investors in the next round of equity financing, unless our initial public offering occurs first, in which case the exercise price will be equal to $10.25 per share, in each case subject to adjustment in the event of a merger, reclassification, subdivision or combination of shares or stock dividend and subject also to antidilution protection. The warrant expires on (i) the later to occur of (a) December 20, 2021 or (b) five years after our initial public offering, should we effect one, or (ii) the consummation of a merger in which the holders of Class C preferred shares receive cash or cash equivalents in such transaction with an aggregate value per share of Class C preferred shares which is greater than two times the warrant’s exercise price. Proceeds equal to the fair value of the warrants will be recorded as a liability at the date of issuance and the borrowings under the Hercules loan will be increased to equal the face amount of the borrowings plus interest through interest expense over the term of the loan using the effective interest method.

Shares

Common Stock

PROSPECTUS

                    , 2012

Stifel Nicolaus Weisel	Leerink Swann	Cowen and Company

Needham & Company, LLC

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy the shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee for the NASDAQ Global Market.

Amount Paid or to be Paid
SEC registration fee	$9,885
FINRA filing fee	9,125
NASDAQ Global Market listing fee	25,000
Blue sky qualification fees and expenses	5,000
Printing expenses	200,000
Legal fees and expenses	600,000
Accounting fees and expenses	425,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	115,990

Total	$1,400,000

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2008, we have issued and sold unregistered securities in connection with private option issuances and private placements of our securities as follows (all share and per share amounts have been adjusted to give effect to the 1-for-9.5 reverse stock split of our common and preferred shares that was approved by our Board of Directors on January 12, 2011 and will be effected prior to the planned conversion from a Delaware limited liability company to a Delaware corporation and the planned initial public offering):

(1)	On December 23, 2008, Cempra Pharmaceuticals, Inc. entered into a Merger Agreement and Plan of Reorganization with Cempra Holdings, LLC, whereby a wholly-owned subsidiary of Cempra Holdings, LLC was merged with and into Cempra Pharmaceuticals, Inc., leaving Cempra Pharmaceuticals, Inc. as a wholly-owned subsidiary of Cempra Holdings, LLC. Pursuant to the Merger Agreement and Plan of Reorganization, each share of Cempra Pharmaceuticals, Inc. common stock was converted into and exchanged for one common share of Cempra Holdings, LLC, each share of Cempra Pharmaceuticals, Inc. Class A preferred stock was converted into and exchanged for one Class A preferred share of Cempra Holdings, LLC, and each share of Cempra Pharmaceuticals, Inc. Class B preferred stock was converted into and exchanged for one Class B preferred share of Cempra Holdings, LLC.

(2)	On May 13, 2009, in connection with the first tranche of our Class C preferred share financing, we issued and sold an aggregate of 2,488,675 shares of Class C preferred shares to 15 accredited investors at a purchase price of $10.25 per share, for aggregate gross proceeds of $25,499,999.57. On April 16, 2010, in connection with the second tranche of our Class C preferred share financing, we issued and sold an aggregate of 2,000,700 Class C preferred shares to 15 accredited investors at a purchase price of $10.25 per share, for aggregate gross proceeds of $20,500,000.33. As a result of the Class C preferred share financing, we issued an aggregate of 4,489,375 Class C preferred shares to 15 accredited investors at a purchase price of $10.25 per share, for aggregate gross proceeds of $45,999,999.90.

(3)	On August 5, 2011, we issued and sold to 16 accredited investors the August 2011 Notes in an aggregate principal amount of $5 million and the August 2011 Warrants to purchase equity in an amount equal to 25% of the principal amount of the August 2011 Notes. Upon completion of this offering, the August 2011 Notes will convert into shares of our common stock. Upon completion of this offering, the August 2011 Warrants will be exercisable for shares of our common stock at an exercise price equal to the initial public offering price.

(4)	We have granted options under our Sixth Amended and Restated 2006 Stock Plan to purchase a total of 726,715 common shares to our employees, directors, officers and consultants with exercise prices ranging from $0.48 to $2.47.

(5)	On December 20, 2011, in connection with a loan and security agreement into which we entered with Hercules Technology Growth Capital, Inc., we issued Hercules a warrant to purchase up to the aggregate number of shares of our Class C preferred shares (or such stock into or for which our Class C preferred shares may convert) equal to (a) $400,000 divided by the applicable exercise price, provided that if we have not raised at least $25.0 million in one or more equity financings, including, without limitation, an initial public offering, strategic financings, convertible debt transactions, or a strategic transaction with terms reasonably acceptable to Hercules, or any combination thereof, by June 30, 2012, the warrant shall be exercisable for an aggregate number of shares equal to $600,000 divided by the applicable exercise price, and (b) if we draw the remaining $10.0 million, that number of shares determined by dividing $400,000 by the applicable exercise price. The exercise price per share will be equal to the lesser of 10.25 per share and the price per share paid by investors in the next round of equity financing, unless our initial public offering shall occur first, in which case the exercise price will be equal to 10.25 per share, in each case subject to adjustment in the event of a merger, reclassification, subdivision or combination of shares or stock dividend and subject also to antidilution protection. The warrant expires on (i) the later to occur of (a) December 20, 2021 or (b) five years after our initial public offering, should we effect one, or (ii) the consummation of a merger in which the holders of Class C preferred shares receive cash or cash equivalents in such transaction with an aggregate value per share of Class C preferred shares which is greater than two times the warrant’s exercise price.

(6)	Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware corporation. At the time of the corporate conversion, all outstanding common and preferred shares of Cempra Holdings, LLC will be automatically converted into shares of common stock of Cempra, Inc., all options to purchase common shares of Cempra Holdings, LLC will automatically become options to purchase shares of common stock of Cempra, Inc. and all warrants to purchase preferred shares of Cempra Holdings, LLC will be automatically converted into warrants to purchase shares of common stock of Cempra, Inc.

The transactions described in paragraphs (1) and (6) are exempt from registration under Section 3(a)(9) of the Securities Act as we exchanged securities in each transaction with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting the exchange. The transactions described in paragraphs (1) and (6) are also exempt under Section 4(2) of the Securities Act as transactions not involving public offerings.

The offers, sales and issuances of the securities described in paragraphs (2), (3) and (5) were deemed to be exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

All of the issuances of securities described in paragraphs (4) and (6) with respect to options were deemed to be exempt from registration under the Securities Act pursuant to Rule 701 thereof as issuances pursuant to a compensatory benefit plan approved by our board of directors.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Document

1.1(1)	Form of Underwriting Agreement.

2.1(1)	Plan of Conversion of Cempra Holdings, LLC.

3.1	Certificate of Incorporation of Cempra, Inc.

3.2(1)	Bylaws of Cempra, Inc.

3.3(1)	Certificate of Formation of Cempra Holdings, LLC dated May 16, 2008.

3.4(1)	Cempra Holdings, LLC Second Amended and Restated Limited Liability Company Agreement dated as of May 13, 2009, as amended.

4.1(1)	Specimen Common Stock Certificate of Cempra, Inc.

4.2(1)	Form of Registration Rights Agreement by and among Cempra, Inc. and certain of its stockholders, to be effective upon the corporate conversion.

4.3(1)	Cempra Holdings, LLC Preferred Unit Purchase Warrant and Global Amendment thereto dated October 11, 2011.

4.4(1)	Cempra Holdings, LLC Unsecured Convertible Promissory Note and Global Amendment thereto dated October 11, 2011.

4.5(1)	Warrant Agreement, dated December 20, 2011, between Cempra Holdings, LLC and Hercules Technology Growth Capital, Inc.

4.6(1)	Global Amendment, dated December 20, 2011, to Cempra Holdings, LLC Unsecured Convertible Promissory Note dated August 5, 2011, as amended October 11, 2011.

4.7	Fifth Amendment to Cempra Holdings, LLC Second Amended and Restated Limited Liability Company Agreement, effective as of January 12, 2012.

5.1(1)	Opinion of Wyrick Robbins Yates & Ponton LLP.

10.1+(1)	Forms of Indemnification Agreements by and between Cempra, Inc. and its directors.

10.2+	Cempra, Inc. Sixth Amended and Restated 2006 Stock Plan.

10.3+	Cempra, Inc. 2011 Equity Incentive Plan and Form of Stock Option Agreement thereunder.

10.4*(1)	Collaborative Research and Development and License Agreement dated March 31, 2006, by and between Cempra Pharmaceuticals, Inc. and Optimer Pharmaceuticals, Inc.

10.5*(1)	Supply Agreement effective March 15, 2011, by and among CEM-102 Pharmaceuticals, Inc., Ercros S.A. and Gyma Laboratories of America, Inc.

10.6(1)	Office Lease Agreement dated November 9, 2011 between Cempra Pharmaceuticals, Inc. and Property Reserve, Inc.

10.7(1)	Loan and Security Agreement, dated December 20, 2011, between Cempra Holdings, LLC and Hercules Technology Growth Capital, Inc.

10.8(1)	Secured Promissory Note, dated December 20, 2011, issued by Cempra Holdings, LLC to Hercules Technology Growth Capital, Inc.

21.1(1)	List of subsidiaries of Cempra Holdings, LLC.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2(1)	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).

24.1(1)	Power of Attorney (included on the signature page to this registration statement on Form S-1).

+	Indicates management contract or compensatory plan.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(1)	Previously filed.

(b)	Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill, State of North Carolina, on the 13th day of January, 2012.

CEMPRA HOLDINGS, LLC

By:	/s/ Prabhavathi Fernandes
Prabhavathi Fernandes, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Prabhavathi Fernandes Prabhavathi Fernandes, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	January 13, 2012

/s/ Mark W. Hahn Mark W. Hahn	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 13, 2012

/s/ Garheng Kong Garheng Kong, M.D., Ph.D.	Chairman of the Board	January 13, 2012

/s/ Dov Goldstein Dov Goldstein, M.D.	Director	January 13, 2012

/s/ John H. Johnson John H. Johnson	Director	January 13, 2012

/s/ Richard Kent Richard Kent, M.D.	Director	January 13, 2012

/s/ I. Wistar Morris, III I. Wistar Morris, III	Director	January 13, 2012

/s/ P. Sherrill Neff P. Sherrill Neff	Director	January 13, 2012